

Notice of Annual
Meeting of Stockholders
and Proxy Statement

# 2026

## OUR VISION
To create a healthier world for all people

## OUR MISSION
To discover, develop and deliver innovative therapeutics for people with life-threatening diseases

## OUR CORE VALUES

**Integrity**

**Inclusion**

**Excellence**

**Teamwork**

**Accountability**

## OUR LEADERSHIP COMMITMENTS



I AM BOLD · I CARE · I LISTEN · I TRUST · I OWN

Our Leadership Commitments

## OUR CORPORATE STRATEGY

### LONG-TERM AMBITIONS

 **Bring 10+ Transformative Therapies to Patients by 2030**

 **Be a Biotech Employer and Partner of Choice**

 **Deliver Shareholder Value in a Sustainable, Responsible Manner**

### STRATEGIC PRIORITIES

▶ **Maximize** Impact of **Long-Acting** HIV

▶ **Accelerate Pipeline Build** in Oncology and Inflammation

▶ **Adopt and Scale AI** to Transform How We Work

▶ **Prioritize Investments** for Highest Impact

▶ **Strengthen Collaboration** to Accelerate Innovation



# Letter from Our Chairman and Chief Executive Officer

## Dear Stockholders,

Thank you for investing in Gilead at this exciting and dynamic time for the company. In 2025, we made history with lenacapavir for HIV prevention and continued to advance the strongest pipeline in our nearly 40-year history. Our momentum continues to build after another year of consistent growth and commercial excellence, along with plans for significant launch activity and no major loss of exclusivity expected for the coming decade. All of this gives us an exceptionally strong foundation to deliver on our mission in 2026 and beyond.

The investments and choices we made over the past year through our transformation strategy have directly shaped this era of impact and growth for Gilead. We have extended our leadership in HIV, while also driving innovation across virology, oncology and inflammation.

Gilead's HIV business is the strongest it has ever been. In 2025, we achieved record sales driven by Biktarvy, the most-prescribed HIV treatment, along with significant growth in HIV prevention. We have been extremely pleased with the launch of Yeztugo, the world's first twice-yearly HIV prevention following FDA approval. With its unique potential to bend the curve of the HIV epidemic, Yeztugo is a transformative medicine that we expect to drive durable, steady and long-term growth in our HIV prevention business for years to come. With up to seven potential treatment and prevention launches by 2033, we are well positioned to extend our HIV leadership into the 2040s.

In oncology, we received positive data for Trodelvy in breast cancer and for anito-cel in multiple myeloma, positioning us for potential approvals in 2026. Both therapies would build on our track record of delivering transformative or potentially curative therapies for patients with the most aggressive forms of cancer. We also recently announced an agreement to acquire Arcellx, our partner on anito-cel since 2022. The agreement, which is subject to customary closing conditions, reflects our conviction in anito-cel's potential as a best-class cell therapy with a differentiated safety profile, and our intention to bring that potential to patients as quickly as possible.

We continue to advance our portfolio of therapies for inflammation and liver diseases to support pipeline diversification and long-term growth. The launch of Livdelzi for primary biliary cholangitis has seen rapid adoption, and we could potentially see a U.S. launch of bulevirtide for chronic hepatitis delta in 2026.

All this progress reflects the success of our strategy, and we are excited by what's to come. We anticipate a steady cadence of upcoming Phase 3 readouts and potential near-term launches ahead. Importantly, our financial position is robust, underpinned by a disciplined and proactive approach to expense management and business development. We remain focused on strong execution and growing long-term value for our shareholders.

As we enter 2026, and on behalf of the Gilead Board of Directors, thank you for being part of our progress and our work to create a healthier world for all people.

Sincerely,

**Daniel O'Day**
Chairman and Chief Executive Officer



# Letter from Our Lead Independent Director

## Dear Stockholders,

At Gilead, our vision remains clear: to create a healthier world for all people. In 2025, the company advanced pioneering work in virology, oncology and inflammation, delivering innovative therapies that offer new hope to those affected by serious diseases.

The Board of Directors plays a critical role in overseeing the company's long-term strategy and supporting the best interests of our stockholders. This past year, the Board focused on Gilead's efforts to strengthen our HIV leadership, build a differentiated oncology portfolio and drive long-term diversification, while also maintaining close attention to capital allocation, risk management and leadership development. Through disciplined oversight and efficient execution by management, Gilead exited 2025 in a robust position, supported by growth in our HIV business and Trodelvy franchise, multiple positive pivotal trial read-outs, the deepest pipeline in our history and a strong operating margin.

The Board also dedicated significant time to overseeing Gilead's risk profile amid an increasingly complex external environment. Key areas that we believe have the significant potential to affect long-term value include portfolio decisions, competitive and regulatory developments, geopolitical uncertainty and evolving industry requirements. We also devoted time to the governance of emerging technologies, recognizing the transformative potential of artificial intelligence (AI) in our business and industry. Within this context, the Board oversaw the rollout of Gilead's AI Principles in February 2025 and engaged in ongoing, detailed discussions with management on the responsible integration and use of AI across the business. We believe it is important that Gilead's AI strategy incorporate appropriate controls, accountability and risk management.

As Lead Independent Director, my role is to empower the leadership of our independent directors and support effective oversight. I remain committed to fostering a collaborative and transparent partnership with executive management, while ensuring constructive challenge and independent judgment in Board deliberations. Through regular executive sessions of the independent directors, a comprehensive Board self-assessment process and candid conversations outside the boardroom, we continue to drive management accountability, provide strategic input and support disciplined decision-making that enhances performance and delivers sustainable, long-term value.

Engaging directly with our stockholders remains one of the most rewarding aspects of my role. In 2025, Gilead engaged with investors representing approximately 42% of our outstanding shares, and I had the pleasure of meeting with investors representing approximately 30% of our outstanding shares. The perspectives we heard—spanning business strategy, Board composition, corporate governance practices, executive compensation and corporate responsibility—meaningfully informed our deliberations and subsequent actions, reinforcing our commitment to transparency, accountability and alignment with stockholder interests.

Looking ahead, the Board is confident in Gilead's strategic direction and leadership. Long-term success requires both strong performance today and thoughtful preparation for the future, grounded in robust oversight, sound governance and a focus on sustainable value creation.

On behalf of the Board, thank you for your continued trust, engagement and support. We look forward to our ongoing dialogue and to serving your interests in the year ahead.

Sincerely,

*Anthony Welters*

**Anthony Welters**
Lead Independent Director

GILEAD

# Notice of Annual Meeting of Stockholders

| Proposal | Items of Business |
|---|---|
| **1** | To elect the nine director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified. <br> ✔ **FOR** each director nominee |
| **2** | To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. <br> ✔ **FOR** |
| **3** | To approve, on an advisory basis, the compensation of our Named Executive Officers as presented in this Proxy Statement. <br> ✔ **FOR** |
| **4** | To approve the amended and restated Gilead Sciences, Inc. 2022 Equity Incentive Plan. <br> ✔ **FOR** |
| **5** | To vote on a stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting. <br> ✘ **AGAINST** |
| **6** | To vote on a stockholder proposal requesting a report on the impact of extended patent exclusivities on patient access, if properly presented at the Annual Meeting. <br> ✘ **AGAINST** |
| **7** | To vote on a stockholder proposal requesting a report on the risks of ESG and DEI executive compensation metrics, if properly presented at the Annual Meeting. <br> ✘ **AGAINST** |

To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

We are providing these proxy materials in connection with the solicitation by the Board of Directors (the "Board") of Gilead Sciences, Inc., a Delaware corporation ("Gilead," the "company," "we," "our" or "us"), of proxies to be voted at our 2026 annual meeting of stockholders (the "Annual Meeting") to be held on Thursday, April 30, 2026, at 10:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof, for the matters set forth above.

On or about March 20, 2026, we made available this Proxy Statement and the accompanying proxy card to all stockholders entitled to vote at the Annual Meeting.



**WHEN**

Thursday, April 30, 2026
10:00 a.m. Pacific Daylight Time



**WHERE**

Via Webcast at
www.virtualshareholdermeeting.com/GILD2026



**RECORD DATE**

Friday, March 6, 2026

## Voting

Holders of Gilead common stock at the close of business on the Record Date are entitled to vote. Whether or not you expect to attend the Annual Meeting, please grant a proxy to vote by <u>one</u> of the following procedures as promptly as possible in order to ensure your representation at the Annual Meeting. For more specific voting instructions, please refer to "Questions and Answers" in this Proxy Statement.

### PRIOR TO THE MEETING:



**BY INTERNET***

www.proxyvote.com



**BY TELEPHONE***

+1-800-690-6903 (for stockholders of record, if you requested paper copies of the proxy materials)



**BY MAIL**

Complete, date, sign and return the proxy card mailed to you (if you request one) or voting instruction card (if sent by your nominee)

\* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials. Voting by telephone and internet closes on April 29, 2026 at 8:59 p.m., Pacific Daylight Time.

### DURING THE MEETING:



**BY INTERNET***

www.virtualshareholdermeeting.com/GILD2026

\* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials.

# Table of Contents

# Overview

## 2025 Business Highlights

In 2025, Gilead delivered another strong year of clinical, commercial and operational milestones. Our achievements are reflective of the continued execution on our strategic priorities, and we ended the year in a position of strength—we remained the leader in HIV treatment and prevention, delivered strong commercial performance across our core business, advanced the most robust clinical and launch pipeline in our history and strengthened our solid financial foundation.

| 2025 FINANCIAL HIGHLIGHTS | | | |
|---|---|---|---|
| **$28.9 BILLION** Total Product Sales  *+$1.2 Billion YoY for base business* | **$20.8 BILLION** HIV Product Sales  *+6% YoY* | **34%** GAAP Operating Margin  **45%** Non-GAAP Operating Margin[1] | **$5.9 BILLION** Dividends and Share Repurchases |

| 2025 PIPELINE HIGHLIGHTS | | |
|---|---|---|
| **HIV** | **ONCOLOGY** | **INFLAMMATION** |
| **BIKTARVY®** #1 prescribed HIV treatment regimen in the U.S. and other major markets[2]  **YEZTUGO®** FDA approval of first and only twice-yearly HIV PrEP[3] | **TRODELVY®** +6% YoY sales driven by 2L mTNBC sales[4] Positive Phase 3 data in 1L mTNBC[5]  **ANITO-CEL**[6] Positive Phase 2 registrational data in 4L+ R/R MM[7] | **LIVDELZI®** >50% U.S. market share in PBC[8] |

| TRANSFORMING THE FUTURE OF HIV TREATMENT AND PREVENTION |
|---|

Across our HIV portfolio, 2025 marked a period of meaningful progress and continued leadership, with HIV sales reaching a record $20.8 billion.

Biktarvy continued to set the bar for HIV treatment, delivering 7% year-over-year growth in 2025, reflecting its position as the number one prescribed HIV treatment regimen for new treatment starts and switches across most major markets. We also reinforced our leadership position by securing Biktarvy's projected U.S. patent exclusivity into 2036.

Sales from our HIV prevention portfolio also grew 47% year-over-year, driven by strong demand for Descovy for PrEP® and the successful launch of Yeztugo as the first twice-yearly HIV PrEP option. Descovy for PrEP exceeded our commercial expectations and held a record U.S. market share greater than 45% at the end of the year. Yeztugo received FDA approval in June, followed by European Commission marketing authorization in August along with additional regulatory approvals globally. By year-end, Gilead also achieved its goal of obtaining approximately 90% payer coverage for Yeztugo in the U.S. Yeztugo is a transformative medicine, recently receiving the prestigious 2025 Prix Galien USA Award for Best Pharmaceutical Product, and is reflective of our leadership across the full continuum of HIV care.

[1]  Financial metrics are reported and reconciled in Appendix A.

[2]  For new starts and switch treatments.

[3]  Pre-exposure prophylaxis ("PrEP"); approved as Yeytuo® in the EU.

[4]  Metastatic triple negative breast cancer ("mTNBC").

[5]  ASCENT-03 and ASCENT-04 clinical trials.

[6]  Anitocabtagene autoleucel ("anito-cel"), an investigational, potential best-in-disease BCMA CAR T-cell therapy.

[7]  iMMagine-1 clinical trial; fourth-line or later relapsed or refractory multiple myeloma ("R/R MM").

[8]  Primary biliary cholangitis ("PBC").

**Overview**

Gilead remains committed to expanding choice and improving long-term outcomes for individuals and communities where the need is greatest, which drove our efforts in 2025 to expand global access to lenacapavir. In September, we announced a partnership with the President's Emergency Plan for AIDS Relief (PEPFAR) and the Global Fund to supply lenacapavir for PrEP for up to two million people over three years in primarily low- and lower-middle-income countries. In addition to the direct provision of lenacapavir, we have non-exclusive, royalty-free voluntary licensing agreements with six pharmaceutical manufacturers to produce and supply generic versions of lenacapavir in 120 high-incidence, resource-limited countries. We also advanced additional strategic partnerships aimed at expanding and accelerating the supply of high-quality, low-cost versions of lenacapavir in low- and middle-income countries.

> **IMPACT AT A GLANCE**
> ▶ HIV sales of $20.8 billion in 2025, representing a 6% year-over-year growth
> ▶ Biktarvy is the most-prescribed HIV treatment regimen with over 1 million users
> ▶ Record U.S. market share for Descovy for PrEP and successful launch of Yeztugo
> ▶ Expanding access to lenacapavir for HIV prevention

## ADVANCING A HIGH-POTENTIAL PIPELINE ACROSS VIROLOGY, ONCOLOGY AND INFLAMMATION

Gilead is entering 2026 with promising breadth and depth in our pipeline, reflecting meaningful progress in virology, oncology and inflammation. In 2025, we advanced late-stage programs across therapeutic areas, including pivotal trials that position several assets for potential regulatory approvals and additional submissions in the coming year.

In HIV, we continued to advance a comprehensive, multi-modality pipeline with lenacapavir as the backbone. In late 2025, we announced positive top-line results from our Phase 3 ARTISTRY-1 and ARTISTRY-2 studies evaluating an investigational daily oral single-tablet regimen of bictegravir and lenacapavir for HIV treatment. These results will form the basis of our regulatory submissions and could lead to potential FDA approval in 2026. More broadly, our pipeline could support up to seven HIV product launches with daily, weekly, monthly, twice-yearly or yearly regimens by the end of 2033.

In oncology, Trodelvy demonstrated highly statistically significant and clinically meaningful progression-free survival benefit in first-line mTNBC in our Phase 3 ASCENT-03 (Trodelvy monotherapy) and ASCENT-04 (Trodelvy+pembrolizumab) studies. Based on this data, we submitted supplemental applications to the FDA and European Medicines Agency for Trodelvy and Trodelvy+pembrolizumab as a first-line treatment for mTNBC, with the potential for approval in 2026. Beyond breast cancer, we advanced additional Phase 3 studies evaluating Trodelvy in other tumor types, including second-line metastatic endometrial cancer and first-line metastatic PD-L1+ non-small cell lung cancer.

The FDA accepted our Biologics License Application for investigational anito-cel based on positive data from the Phase 2 registrational iMMagine-1 study in fourth-line or later R/R MM, with potential FDA approval in 2026. In parallel, we progressed the Phase 3 iMMagine-3 study to potentially reach more patients across second-, third- and fourth-line settings.

In inflammation, we continued to evaluate Livdelzi to potentially improve the standard-of-care for more patients with PBC. In late 2025, we announced new long-term data reinforcing the efficacy and safety profile of Livdelzi for PBC patients switching from obeticholic acid.

By the end of 2025, we had 53 clinical-stage programs across HIV, oncology and inflammation, and we expect five pivotal Phase 3 readouts in 2026. Looking ahead, we anticipate up to 10 ongoing and near-term potential product or indication launches by the end of 2027. This progress reflects the strength of our scientific capabilities and cross-functional execution.

> **IMPACT AT A GLANCE**
> ▶ 53 clinical stage programs by the end of 2025
> ▶ Advancing lenacapavir - daily, weekly, monthly, twice-yearly and yearly HIV regimens
> ▶ Potential Trodelvy approval in first-line mTNBC in 2026
> ▶ Potential anito-cel approval in fourth-line and later R/R MM in 2026

 

## DELIVERING STRONG FINANCIAL PERFORMANCE AND SUSTAINED SHAREHOLDER VALUE

In 2025, revenue growth, disciplined expense management and operational efficiency enabled us to deliver exceptional financial results.

▶ Total product sales were $28.9 billion, up 1% from 2024, driven by demand-led HIV sales growth. Excluding Veklury®, our base business revenues were $28.0 billion, an increase of nearly $1.2 billion, or 4%, from 2024.

▶ Our non-GAAP operating margin[1] for 2025 was 45%, underscoring our ability to maintain expense discipline while increasing investment in new and ongoing launches.

▶ We returned $5.9 billion to shareholders in 2025, including $4 billion in dividends and $1.9 billion in share repurchases.

Our strong financial performance resulted in a total shareholder return of 37% for 2025. We have consistently exceeded our compensation peer group and the Nasdaq Biotech Index for the one-, three- and five-year periods as shown below:



| $28.9 BILLION | 45% | $4 BILLION |
|---|---|---|
| 2025 Total Product Sales | 2025 Non-GAAP Operating Margin[1] | Dividends Paid in 2025 |
| Reflects nearly $1.2 billion growth in the base business (excluding Veklury) | Commitment to disciplined expense management | $1.9 BILLION |
| | | Share Repurchases in 2025 |

[1] Financial metrics are reported and reconciled in Appendix A.

## INVESTING IN U.S. R&D AND MANUFACTURING TO BUILD FOR THE FUTURE

In 2025, we announced plans to invest $32 billion in U.S. manufacturing and R&D through 2030, reinforcing our commitment to innovation, domestic growth and long-term capacity expansion. These investments are projected to generate $43 billion in value to the U.S. economy over the next five years through direct capital investment and job creation. We plan to build three new, state-of-the-art facilities, upgrade three existing sites to expand U.S. manufacturing and R&D capabilities and invest in new technologies and advanced engineering initiatives.

We broke ground on a new pharmaceutical development and manufacturing facility at our Foster City, California headquarters in September. The new 180,000 square-foot facility will strengthen Gilead's biologics capacity and capabilities. The project, together with multiple construction initiatives, is expected to support the creation of thousands of U.S. jobs and drive U.S. leadership in global biopharma innovation.

### IMPACT AT A GLANCE

▶ $32 billion in U.S. manufacturing and R&D investment through 2030
▶ Projected to generate $43 billion in the U.S. economy through 2030 and create thousands of jobs
▶ Groundbreaking of new pharmaceutical development and manufacturing facility in Foster City

## STRENGTHENING A CULTURE OF INNOVATION AND COLLABORATION

Our performance was driven by a culture grounded in scientific rigor, an enterprise-wide mindset and a shared commitment to improving patient outcomes. In 2025, our company-wide Science and Patient Days brought teams together across functions and geographies to deepen scientific engagement, elevate patient perspectives and foster a spirit of collaboration that fuels innovation. This commitment is reflected in Gilead's recognition as one of America's Best Large Employers by Forbes for the second year in a row in 2026.

We also made significant progress in integrating digital and artificial intelligence ("AI")-driven approaches across the enterprise. We launched AI training for all employees to build AI literacy, enhance capabilities and reinforce a strong foundation for responsible AI use. These advancements are strengthening decision-making, optimizing processes and positioning the organization to operate smarter, faster and with greater impact. Across Gilead, AI is enabling new levels of agility and insight that will continue to shape how we work in 2026 and beyond.

### IMPACT AT A GLANCE

▶ Recognized as one of America's Best Large Employers by Forbes
▶ Launched AI training for all employees
▶ Enterprise AI tools accelerating decision-making and productivity

# Corporate Responsibility

## 2025 Corporate Responsibility Milestones and Achievements

### ENVIRONMENT

▶ Sourced ~100% renewable energy for global electricity use (including using energy attribute certificates)

▶ Exceeded annual energy and water reduction project targets, resulting in annual savings of 15 GWh of energy and 25 ML of water

▶ Achieved ~100% elimination of targeted single-use plastics (excludes Manufacturing and R&D)

▶ Achieved Zero Waste to Landfill diversion goal (>90% diverted from landfill) and received TRUE Zero Waste Gold certification at Foster City campus

▶ Achieved five new LEED Gold certifications and one Green Star (5 star) certification

▶ Achieved five new My Green Lab certifications

▶ Awarded A- rating for CDP Climate for third consecutive year, and B rating for CDP Water Security

▶ Received the International Institute for Sustainable Labs Award for exceptional energy efficiency and sustainability practices (Foster City)

▶ Received the American Society of Landscape Architects Northern California Chapter's Biodiversity and Climate Action Award (Foster City)

### GOVERNANCE

▶ Engaged with 42% of our stockholders on governance and corporate responsibility priorities

▶ Maintained DJSI World and North American Indices standing

▶ Ranked by JUST Capital as fifth in Biotech and Pharma

### SOCIAL

▶ Won 2025 Prix Galien USA Award for Best Pharmaceutical Product with Yeztugo (lenacapavir)

▶ Listed in TIME's Best Inventions of 2025 list and on TIME100's Most Influential Companies

▶ Finalized agreements with PEPFAR and the Global Fund to accelerate access to twice-yearly lenacapavir for HIV prevention for up to two million people in low- and lower-middle-income countries

▶ Joined partners for delivery of first shipments of twice-yearly lenacapavir for HIV prevention to Sub-Saharan Africa in the same year as regulatory approval

▶ Donated remdesivir to support Ebola clinical trial in Sub-Saharan Africa and to aid Ethiopia's emergency response efforts to combat Marburg virus disease

▶ Committed $6.5 million to promote STEM education, $3 million to address food insecurity and $3 million to support people living with metastatic breast cancer

▶ Ranked "best" at ESG in a PatientView survey of 700+ global patient advocacy organizations

▶ Named by Forbes as an American Dream Employer and listed in their Change the World rankings; recognized by Fast Company as a Best Workplace for Innovators

▶ Recognized by the 2025 Disability Index for advancing disability inclusion

▶ Earned a 100% rating in the Human Rights Campaign Foundation's Corporate Equality Index for the 8th year

## Our Commitment

Investing in corporate responsibility is a focus area of our business strategy and reflects our values of integrity, inclusion, excellence, teamwork and accountability. This commitment supports our mission to advance global health by delivering innovative therapeutics in areas of unmet need in a manner that is socially responsible and environmentally sustainable. We believe that Gilead's corporate responsibility program reflects these priorities and the expectations of our stakeholders, guiding how we operate and contribute to a healthier world for all people.

## Our Governance Structure

| **Our Board** | **Nominating and Corporate Governance Committee** | **Corporate Responsibility Committee** |
|---|---|---|
| ▶ Actively oversees the establishment and management of Gilead's corporate strategy, which includes delivering shareholder value in a sustainable, responsible manner. | ▶ Has primary responsibility for the oversight of corporate responsibility matters.<br>▶ Receives regular reports from management's Corporate Responsibility Committee and updates the Board on the committee's risk oversight. | ▶ Responsible for managing corporate responsibility issues and, in consultation with our senior leadership team, driving corporate responsibility goals, strategies, stakeholder engagement, public reporting and risk mitigation.<br>▶ Comprised of leaders from Public and Government Affairs, Human Resources, Legal and Compliance, the Chief Financial Officer organization, Medical Affairs, Commercial and Manufacturing. |

## Our Priority Topics

In December 2025, we completed a corporate responsibility materiality assessment that identified five priority topics to guide our strategy. The assessment incorporated enterprise-wide engagement with employees and input from external stakeholders across our value chain. It also reflected leading global standards and frameworks, regulations, perspectives from ESG raters and rankers, and benchmarking against industry peers.

The process was overseen by the Corporate Responsibility Committee and supported by subject-matter experts, and the results were endorsed by the Nominating and Corporate Governance Committee. As we continue to engage with key stakeholders and accountability groups, the Corporate Responsibility Committee will regularly reassess materiality so that these priorities remain aligned with the areas of greatest significance to Gilead and its stakeholders.

### Our Current Priority Topics are:

| Innovation | Access to Medicine | Patient Safety | People and Culture | Sustainability |
|---|---|---|---|---|

## Our Reporting

For more information about our corporate responsibility program and our performance and data for 2025, we encourage you to read our 2025 Responsible Business and Impact Report, which we expect will be available at www.gilead.com in April 2026.

This report is expected to reference the Global Reporting Initiatives Standards 2021 and align with the Sustainability Accounting Standards Board (SASB) Biotechnology & Pharmaceuticals Standard 2018 and the Task Force on Climate-related Financial Disclosures. We also seek to align our data collection, measurement and reporting activities with industry-leading corporate responsibility frameworks, including the United Nations Global Compact, United Nations Sustainable Development Goals and CDP.

# Proxy Voting Roadmap

This voting roadmap highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

| PROPOSAL **1** | Election of Directors |
|---|---|

✔ **Our Board recommends a vote FOR each director nominee.**   **See page 15**

| Name and Principal Occupation | Age | Director Since | Independent | Audit Committee | Compensation and Talent Committee | Nominating and Corporate Governance Committee | Science Committee |
|---|---|---|---|---|---|---|---|
| **Jacqueline K. Barton, Ph.D.** *Professor Emerita,* California Institute of Technology | 73 | 2018 | ✓ | | C | | S |
| **Jeffrey A. Bluestone, Ph.D.** *Former President and Chief Executive Officer,* Sonoma Biotherapeutics | 72 | 2020 | ✓ | | | | S |
| **Sandra J. Horning, M.D.** *Retired Chief Medical Officer,* Roche | 77 | 2020 | ✓ | | | N | S |
| **Kelly A. Kramer** *Retired Chief Financial Officer,* Cisco Systems | 58 | 2016 | ✓ | A | C | | |
| **Ted W. Love, M.D.** *Former Chair of Board of Directors,* Biotechnology Innovation Organization | 67 | 2024 | ✓ | A | | | |
| **Harish Manwani** *Senior Operating Partner,* Blackstone; *Retired Chief Operating Officer,* Unilever | 72 | 2018 | ✓ | | C | N | |
| **Daniel P. O'Day*** *Chief Executive Officer,* Gilead | 61 | 2019 | | | | | |
| **Javier J. Rodriguez** *Chief Executive Officer,* DaVita | 55 | 2020 | ✓ | A | | | |
| **Anthony Welters**** *Chairman and Chief Executive Officer,* CINQ Care; *Retired Senior Adviser to the Office of the CEO,* UnitedHealth Group | 71 | 2020 | ✓ | | C | N | |

\* Chairman and Chief Executive Officer

\*\* Lead Independent Director

 Audit Committee     Compensation and Talent Committee     Nominating and Corporate Governance Committee     Science Committee    ■ Chair

# Director Skills, Experience & Background

## INDEPENDENCE



**89%**

**8 out of 9**
are independent

All Committee chairs and members are independent

## TENURE



4
>7-10 years

1
<3 years

4
3-7 years

Balanced mix of director tenures

---

**Our Board possesses the relevant skills and experience needed to effectively drive the successful execution of our strategic priorities.**

 **Public / Private Company CEO**

 **Financial Expert**

 **M&A / Transaction**

 **Pharma Experience**

 **Government / Regulatory**

 **Digital / Technology-Driven Innovation**

 **Environmental, Social and Governance**

 **Human Capital Management**

 **Provider or Payer Perspective**

 **Science / Research**

 **Sales & Marketing**

 **Public Company Board**

 **Global**

### STRATEGIC PRIORITIES

▶ **Maximize** Impact of **Long-Acting** HIV

▶ **Accelerate Pipeline Build** in Oncology and Inflammation

▶ **Adopt and Scale AI** to Transform How We Work

▶ **Prioritize Investments** for Highest Impact

▶ **Strengthen Collaboration** to Accelerate Innovation

---

**PROPOSAL**

# 2

# Ratification of the Selection of Independent Registered Public Accounting Firm

✔ **Our Board recommends a vote FOR this proposal.** See page 45

Based on an evaluation of Ernst & Young LLP's independence and performance, our Audit Committee has determined that it is in the best interests of Gilead and its stockholders to continue to retain Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and we are seeking stockholder ratification of this selection.

 

See page 50

**PROPOSAL**

# 3

# Advisory Vote to Approve the Compensation of Our Named Executive Officers

✔ **Our Board recommends a vote FOR this proposal.**

To succeed, we must attract, engage and retain highly talented individuals who are committed to our mission and core values. Our Compensation and Talent Committee reviews our executive compensation programs, payment criteria, goals and pay outcomes annually to confirm that our programs are fair, are aligned with stockholder expectations and deliver pay that is aligned with company performance.

▶ Our compensation programs are designed to recognize both short- and long-term successes, and a substantial portion of the target total direct compensation is at-risk and tied directly to company performance.

▶ Our annual incentive plan aligns pay to company performance through rigorous annual incentive metrics with financial metrics weighted at 60% and strategic metrics weighted at 40%.

▶ Our long-term incentive plan aligns pay with the long-term interests of our stockholders and provides value based on stock price appreciation, relative Total Shareholder Return growth and achievement of financial goals.

▶ Our programs and practices are aligned with "best-in-class" governance standards.

# Elements of Executive Compensation

A summary of our Named Executive Officers' target total direct compensation is set forth below:

| Elements of Compensation | Key Performance Measures and Compensation Period | Target Compensation Mix | |
|---|---|---|---|
| | | CEO | Other NEOs (Average) |
| **Short-Term Compensation** | | | |
| Base Salary | Fixed annual compensation reviewed annually with any increases generally effective March 1 | 8% | 16% |
| Annual Cash Incentive | Corporate performance assessed on:<br>▶ Financial results: 60%<br>▶ Pipeline, Product and People results: 40%<br><br>CEO's annual cash incentive is tied solely to our corporate performance<br>▶ Maximum payout = 200% of target | 12% | 16% |
| **Long-Term Incentive ("LTI") Compensation** | | | |
| Performance Shares | 50% delivered in performance shares earned over three years based on relative Total Shareholder Return ("TSR") and a multi-year earnings per share ("EPS") growth metric<br>▶ There is no payout if performance falls below a minimum threshold<br>▶ Relative TSR awards are capped at target if absolute TSR is negative, regardless of relative performance | 80% | 68% |
| Stock Options | 25% delivered in stock options that vest over four years beginning one year after grant, with quarterly vesting after year one | | |
| Restricted Stock Units | 25% delivered in restricted stock units that vest over four years beginning one year after grant, with quarterly vesting after year one | | |

**PROPOSAL**

# 4

# Approval of the Amended and Restated Gilead Sciences, Inc. 2022 Equity Incentive Plan

✔ **Our Board recommends a vote FOR this proposal.**  **See page 86**

We are asking stockholders to approve an amendment and restatement of the Gilead Sciences, Inc. 2022 Equity Incentive Plan (the "2022 Plan" and, as amended and restated, the "A&R 2022 Plan"). Among other changes, the A&R 2022 Plan increases the number of shares authorized for issuance thereunder by a total of 47,750,000 shares and extends the term of the plan to expire on March 11, 2036. A comprehensive equity compensation program serves as a necessary and powerful tool to attract, retain and incentivize individuals essential to our long-term success and accordingly benefits all of our stockholders by allowing us to retain individuals who are expected to make significant contributions to the creation of stockholder value.

**PROPOSALS**

# 5–7

# Stockholder Proposals

(in each case, if properly presented at the Annual Meeting)

✘ **Our Board recommends a vote AGAINST each of these proposals.**  **See pages 94-103**

Each stockholder proposal included in this Proxy Statement is followed by Gilead's response. For the reasons set forth in our responses, our Board recommends a vote AGAINST each stockholder proposal.

# Corporate Governance

## Election of Directors

There are nine nominees for the Board positions presently authorized. Proxies cannot be voted for a greater number of persons than the number of nominees standing for election. Directors are elected by a majority of the votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director) with respect to the election of each director at the Annual Meeting. Each director will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until such director's earlier death, resignation or removal.

Each nominee listed below is currently a director of Gilead and was previously elected by our stockholders at the 2025 annual meeting of stockholders.

Shares represented by proxies will be voted for or against the election of the nominees named below. In the event that any nominee is unable or unwilling to serve as a director, such shares will be voted for the election of such substitute nominee as our Board may propose, or our Board may reduce the size of the Board. Each person nominated for election has agreed to serve if elected, and our Board and management have no reason to believe that any nominee will be unable to serve.

Our Nominating and Corporate Governance Committee recommended each of the nominees listed below to our Board for nomination. Each member of our Nominating and Corporate Governance Committee meets the criteria of "independent director" as specified by the listing rules of Nasdaq and our Board Guidelines.

✔ **Our Board unanimously recommends a vote FOR each named director nominee:**

| | | |
|---|---|---|
| **JACQUELINE K. BARTON, PH.D.** | **KELLY A. KRAMER** | **DANIEL P. O'DAY** |
| **JEFFREY A. BLUESTONE, PH.D.** | **TED W. LOVE, M.D.** | **JAVIER J. RODRIGUEZ** |
| **SANDRA J. HORNING, M.D.** | **HARISH MANWANI** | **ANTHONY WELTERS** |

# The Gilead Board of Directors

## Board Overview

| Director Nominee | Occupation | Qualifications/Key Experience |
|---|---|---|
| **Jacqueline K. Barton, Ph.D.** IND<br>Age 73<br>Director Since 2018<br>C S | *Professor Emerita,* California Institute of Technology | ▶ Extensive experience in chemistry and related fields, for which she has received many awards<br>▶ Accomplished academic and inventor who has performed pioneering medical research and discovery<br>▶ Business experience as a founder and leader of a molecular diagnostics company |
| **Jeffrey A. Bluestone, Ph.D.** IND<br>Age 72<br>Director Since 2020<br>S | *Former President and Chief Executive Officer,* Sonoma Biotherapeutics | ▶ Internationally-recognized leader in the field of immunotherapy and related fields, with a distinguished scientific and academic career spanning four decades<br>▶ Strong leadership experience in the healthcare industry |
| **Sandra J. Horning, M.D.** IND<br>Age 77<br>Director Since 2020<br>N S | *Retired Chief Medical Officer,* Roche | ▶ Significant leadership experience in the pharmaceutical and healthcare industry, including expertise in drug development in multiple therapeutic areas<br>▶ Physician with experience treating patients as a practicing oncologist |
| **Kelly A. Kramer** IND<br>Age 58<br>Director Since 2016<br>A C | *Retired Chief Financial Officer,* Cisco Systems | ▶ Significant financial expertise, including serving as chief financial officer of major companies or divisions in the technology and healthcare industries<br>▶ Experience in strategic and financial planning and corporate development |
| **Ted W. Love, M.D.** IND<br>Age 67<br>Director Since 2024<br>A | *Former Chair of Board of Directors,* Biotechnology Innovation Organization | ▶ Significant leadership experience in the biopharma industry, including serving as a chief executive officer of a global healthcare company<br>▶ Physician with a strong scientific background, known for championing access to care |
| **Harish Manwani** IND<br>Age 72<br>Director Since 2018<br>C N | *Senior Operating Partner,* Blackstone; *Retired Chief Operating Officer,* Unilever | ▶ Strong leadership skills and broad global operational, sales and marketing and human resources expertise at a complex, multi-national company<br>▶ Experience in driving growth across complex organizations on a global scale |
| **Daniel P. O'Day**<br>*Chairman*<br>Age 61<br>Director Since 2019 | *Chief Executive Officer,* Gilead | ▶ Significant leadership and international business experience in the pharmaceutical industry<br>▶ Deep understanding of the evolving global healthcare environment and demonstrated commitment to driving innovation across the business |
| **Javier J. Rodriguez** IND<br>Age 55<br>Director Since 2020<br>A | *Chief Executive Officer,* DaVita | ▶ Significant leadership experience in the healthcare industry, including serving as chief executive officer and in various other executive roles of a Fortune 500 public healthcare company<br>▶ Recognized for his vision and leadership in transforming how kidney care is delivered and accelerating the digital transformation to improve patients' lives while lowering costs for the healthcare system |
| **Anthony Welters** IND<br>*Lead Independent Director*<br>Age 71<br>Director Since 2020<br>C N | *Chairman and Chief Executive Officer,* CINQ Care; *Retired Senior Adviser to the Office of the CEO,* UnitedHealth Group | ▶ Extensive experience in the health insurance and managed care industry<br>▶ Demonstrated commitment to delivering healthcare to underserved global communities |

A  Audit Committee    C  Compensation and Talent Committee    N  Nominating and Corporate Governance Committee    S  Science Committee    ■ Chair    IND  Independent

GILEAD

# Director Skills, Experience and Background

We believe effective oversight comes from a board of directors that represents a wide range of experience and perspectives that provides the collective skills, qualifications, backgrounds and experience necessary for sound governance. Our Nominating and Corporate Governance Committee establishes, and regularly reviews with the Board, the skills and experience that it believes are desirable to be represented on our Board to meet the needs of our business and align with our long-term strategy. We engaged a third-party advisory firm to independently assess the skills and experience of our Board, which assisted our Board in determining the range of skills and experience that we believe are important for our directors to have in light of our business and for contributing to the overall effectiveness of our Board. These skills and experience are listed below and are periodically reviewed by our Nominating and Corporate Governance Committee.

| Skill / Experience | Definition |
|---|---|
| Public / Private Company CEO | Has been the Chief Executive Officer of a publicly traded company (or a private/non-profit organization of comparable scale and complexity, with external market considerations similar to a public company) |
| Financial Expert | Has held a role as a Chief Financial Officer, Chief Accounting Officer, Controller or Certified Public Accountant of a public company, or actively supervised such role, or has experience overseeing or assessing performance of the preparation, audit or evaluation of financial statements at a public company |
| Global | An executive who has worked and/or lived extensively outside the United States and/or an executive with oversight of global operations, including in a role as Regional General Manager or Chief Executive Officer of a global firm or on-the-ground operational roles outside the United States |
| Sales & Marketing | Has held senior executive roles in which sales and/or marketing were a primary function, including as a Sales Manager, General Manager, Brand Manager or Chief Marketing Officer |
| Public Company Board | Has served, or is currently serving, on a public company board as an independent or executive director; does not include service on our Board |
| Digital / Technology – Driven Innovation | Has practical experience with disruption including application of robotics, hardware, digital, data, artificial intelligence or cybersecurity innovations, including in a role as a Chief Digital Officer, Chief Technology Officer, Chief Information Officer or General Manager for a business enabled by technology or a business that has undergone a digital transformation |
| Pharma Experience | Has held an executive and/or operational role at a pharmaceutical or biotechnology company, including general management, financial reporting, operations, research & development, commercialization, manufacturing and/or sales |
| Provider or Payer Perspective | Has an understanding of the delivery and/or payment of medical services obtained through experience working as a medical provider or payer, including executive or operational roles at a hospital or health insurance organization |
| Government / Regulatory | Has worked in or closely with governmental organizations that set and/or enforce laws and regulations related to medical products and/or healthcare delivery or similarly highly regulated industry (e.g., financial services, food, chemicals, oil & gas), resulting in relevant governmental expertise and connections; may include relevant legal expertise |
| Science / Research | Deep knowledge of relevant sciences (e.g., biology, chemistry, medicine) as evidenced by an M.D. or Ph.D. and/or experience in the research function at a healthcare business (including pharmaceutical and medical research); ideally this includes experience with breakthrough or innovative scientific discovery and/or experience in relevant therapeutic areas, including HIV, immunotherapy, oncology and liver disease |
| M&A / Transaction | Has had direct responsibility for collaborations and deals, including mergers, acquisitions, divestitures, joint ventures and other partnerships |
| Environmental, Social and Governance | Has had direct responsibility for ESG issues as demonstrated by experience as a Chief Sustainability Officer, Corporate Secretary, Chair of a related committee (e.g., Governance, Sustainability, Corporate Responsibility) or Chief Executive Officer of a company with leading ESG practices |
| Human Capital Management | Has had direct responsibility for human capital management, including leadership development, succession planning, oversight of corporate culture, inclusion and compensation as demonstrated by experience as a Chief Executive Officer, Chief Human Resources Officer or Chair of a related committee (e.g., Compensation, Human Capital, Management Development) |

Corporate Governance

The table below includes the primary skills and experience of each director nominee that led our Board to conclude that he or she is qualified to serve on our Board. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the Board. As a result, the absence of a checkmark below does not mean a director does not necessarily possess that particular skill or experience.

| Name and Age | Independent | Director Since | Relevant Skills and Experience | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Public/Private Company CEO | Financial Expert | Global | Sales & Marketing | Public Company Board | Digital/Technology – Driven Innovation | Pharma Experience | Provider or Payer Perspective | Government/Regulatory | Science/Research | M&A/Transaction | Environmental, Social and Governance | Human Capital Management |
| **Jacqueline K. Barton, Ph.D., 73**<br>Professor Emerita, California Institute of Technology | Yes | 2018 | | | | | ✓ | | | | ✓ | ✓ | | ✓ | |
| **Jeffrey A. Bluestone, Ph.D., 72**<br>Former President and Chief Executive Officer, Sonoma Biotherapeutics | Yes | 2020 | | | | | ✓ | | ✓ | | | ✓ | | | |
| **Sandra J. Horning, M.D., 77**<br>Retired Chief Medical Officer, Roche | Yes | 2020 | | | | | ✓ | | ✓ | ✓ | ✓ | ✓ | | | |
| **Kelly A. Kramer, 58**<br>Retired Chief Financial Officer, Cisco Systems | Yes | 2016 | | ✓ | ✓ | | ✓ | ✓ | | | | | ✓ | | |
| **Ted W. Love, M.D., 67**<br>Former Chair of Board of Directors, Biotechnology Innovation Organization | Yes | 2024 | ✓ | | ✓ | | ✓ | | ✓ | ✓ | | ✓ | ✓ | | ✓ |
| **Harish Manwani, 72**<br>Senior Operating Partner, Blackstone; Retired Chief Operating Officer, Unilever | Yes | 2018 | | | ✓ | ✓ | ✓ | | | | | | ✓ | ✓ | ✓ |
| **Daniel P. O'Day, 61**<br>**Chairman of the Board**<br>Chief Executive Officer, Gilead | No | 2019 | ✓ | | ✓ | ✓ | ✓ | | ✓ | | | | ✓ | ✓ | ✓ |
| **Javier J. Rodriguez, 55**<br>Chief Executive Officer, DaVita | Yes | 2020 | ✓ | ✓ | ✓ | | ✓ | | | ✓ | | | ✓ | ✓ | ✓ |
| **Anthony Welters, 71**<br>Chairman and Chief Executive Officer, CINQ Care; Retired Senior Adviser to the Office of the CEO, UnitedHealth Group | Yes | 2020 | ✓ | | ✓ | | ✓ | | | ✓ | | | | ✓ | ✓ |

## SKILLS AND EXPERIENCE



- **Public/Private Company CEO**
- **Financial Expert**
- **Global**
- **Sales & Marketing**
- **Public Company Board**
- **Digital/Technology – Driven Innovation**
- **Pharma Experience**
- **Provider or Payer Perspective**
- **Government/Regulatory**
- **Science/Research**
- **M&A/Transaction**
- **Environmental, Social and Governance**
- **Human Capital Management**

























## BACKGROUND



### INDEPENDENCE



**89%**

**8 out of 9**
are independent

All Committee chairs and members
are independent

### TENURE



| 4 >7-10 years | 1 <3 years |
| 4 3-7 years | |

Balanced mix of director tenures

### OTHER BOARD COMMITMENTS

| **100%** | **1.3** |
|---|---|
| Compliance with Gilead's Director Overboarding Guidelines | Average Number of Other Public Directorships (Currently Held) |

# Board Refreshment and Director Nomination Process

We believe board refreshment is integral to effective corporate governance as we recognize the importance of balancing continuity with fresh perspectives. Our Nominating and Corporate Governance Committee establishes policies and procedures for director nominations and oversees the annual nomination process. Through a continuous year-long process summarized below, our Nominating and Corporate Governance Committee evaluates and recommends candidates for election and re-election to the Board.



| **1** | **2** | **3** | **4** | **5** |
|---|---|---|---|---|
| **Evaluate Board Composition and Tenure** | **Obtain Candidates from Various Sources** | **Evaluate Candidates' Qualifications and Commitments** | **Assess Independence and Conflicts of Interest** | **Select Nominees** |

**1.  Evaluate Board Composition and Tenure**

Each year, our Nominating and Corporate Governance Committee reviews the Board membership criteria and assesses the composition of the incumbent Board against the criteria. The committee determines the skills, experience and characteristics that it believes are desirable to be represented on our Board to meet the needs of our business, align with our long-term strategy and contribute to the overall effectiveness of our Board.

In assessing whether to refresh our Board with new directors, the committee also considers the tenure and contributions of the incumbent directors. Our Board believes that a mix of long-, medium- and short-tenured directors promotes an appropriate balance of institutional knowledge and continuity with new skills and perspectives.

**Director Term Limits and Mandatory Retirement:**

Our Board does not believe it should establish term limits for our Board members, and our Board has not established a mandatory retirement age. Both term limits and a mandatory retirement age may result in the termination of service of directors who have been able to develop, over a period of time, significant insight into Gilead and our operations and who continue to make valuable contributions to Gilead. Our Nominating and Corporate Governance Committee, in consultation with the Board Chairperson, will evaluate the contributions of incumbent Board members and, if appropriate, decline to recommend the re-nomination for election or suggest the resignation and replacement of a Board member.

### 2. Obtain Candidates from Various Sources; Commitment to Inclusive Practices

In identifying potential director nominees, our Nominating and Corporate Governance Committee considers candidates recommended through a variety of sources, including third-party search firms, current Board members, senior management, stockholders and other sources. In addition to the traditional candidate pool of corporate directors and officers, our Nominating and Corporate Governance Committee considers qualified candidates from a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations and trade associations. Our Nominating and Corporate Governance Committee reviews all candidates in the same manner regardless of the source of the recommendation.

Diversity of skills, experience and background is an important attribute of a well-functioning board, and our Board's commitment to inclusive practices is set forth in our Board Guidelines and our Nominating and Corporate Governance Committee Charter. Our Nominating and Corporate Governance Committee nominates director candidates that will enhance the Board's mix of viewpoints, backgrounds, skills, experience and expertise, as reflected by the breadth of our Board's skill set. Additionally, three of our nine directors are women, and four directors self-identify as ethnically diverse. For new director searches, our policy is to seek to include, and to instruct any search firm it engages to seek to include, qualified candidates with a broad range of backgrounds in the pool of potential candidates, from which our Nominating and Corporate Governance Committee selects the nominees with the skills, experience and qualifications that it believes best support Gilead in the context of the Board as a whole. The Nominating and Corporate Governance Committee assesses its effectiveness in this regard as part of its annual Board evaluation process.

**Stockholder Recommendations of Director Candidates:**

It is the policy of our Nominating and Corporate Governance Committee to consider properly submitted stockholder recommendations of new director candidates. Any stockholder recommendation must include the candidate's name and qualifications for Board membership, the candidate's age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by the candidate and all other information regarding the candidate that would be required to be disclosed about the candidate if proxies were being solicited for the election of the candidate as a director, or that is otherwise required, under federal securities law. In addition, the recommendation must include the stockholder's name, address and the number of shares beneficially owned. The recommendation should be sent to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404.

### 3. Evaluate Candidates' Qualifications and Commitments

Our Nominating and Corporate Governance Committee assesses the candidates' skills, experience and qualifications. For new director searches, the committee engages a third-party advisory firm to vet the candidates against the search criteria. As set forth in our Board Guidelines, candidates should have the skills and experience that will contribute to the overall effectiveness of the Board, and candidates should also possess the following qualifications:

▶ the highest standards of personal and professional integrity;

▶ the ability and judgment to serve the long-term interest of our stockholders;

▶ broad business and other perspectives;

▶ the ability to communicate openly with other directors and to meaningfully and civilly participate in the Board's decision-making process;

▶ commitment to serve on the Board for an extended period of time so that there is continuity and to develop knowledge about our business;

▶ willingness to devote appropriate time and effort to fulfilling the duties and responsibilities of a Board member;

▶ independence from any particular constituency; and

▶ the ability and willingness to objectively appraise the performance of management.

 

**Director Time Commitments:**

Our Board Guidelines reflect our expectation that directors must devote the time and attention necessary to effectively execute their duties. Directors are expected to attend all, or substantially all, meetings of the Board, meetings of the committees on which they serve, and the annual meeting of stockholders. Directors are expected to limit their other existing or future commitments to avoid materially interfering with their availability to fulfill their responsibilities as directors, including complying with the specific director overboarding limits below. Before accepting another board position, a director shall consider whether the service will compromise their availability to perform their responsibilities to our Board and shall provide advance notice to the Board Chairperson before accepting any invitation to serve on the board of another for-profit company. In connection with the annual director nomination process, our Nominating and Corporate Governance Committee evaluates each director's ability to continue to serve effectively on our Board, including consideration of their overall time commitments.

**Gilead's Director Overboarding Limits:**

(1) A non-employee director should not serve on the board of directors of more than three other public companies; and
(2) a non-employee director who is a current executive officer of a public company should not serve on the board of directors of more than one other public company.

**Each of our directors is currently in compliance with these guidelines.**

**Director Re-Nominations:**

In determining whether to recommend re-nomination of an incumbent director for election at the next annual meeting of stockholders, our Nominating and Corporate Governance Committee also considers these additional factors:

▶ the extent to which the director's skills, experience and qualifications continue to contribute to the Board's effectiveness;
▶ feedback from annual Board and committee self-assessments;
▶ attendance and participation at Board and committee meetings and the annual meeting of stockholders; and
▶ stockholder feedback, including the support received at the last annual meeting of stockholders.

## 4. Assess Independence and Conflicts of Interest

All candidates, including incumbent nominees, are assessed for independence and screened for conflicts of interest. For new director searches, our Nominating and Corporate Governance Committee engages a third-party advisory firm for support in conducting screenings and checking references.

**Director Independence:**

The Nasdaq listing rules require that a majority of the members of a listed company's board of directors qualify as "independent" as affirmatively determined by our Board. In addition, our Board Guidelines require that a substantial majority of our Board consist of "independent" directors as defined by the Board Guidelines. Our Board Guidelines are available on our website at www.gilead.com on the Investors page under "Governance."

After a review of all relevant transactions and relationships between each director, as well as his or her family members, and Gilead, our senior management and independent registered public accounting firm, our Board has determined that eight of our nine nominees for director are "independent" directors as specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. Mr. O'Day, our Chairman of the Board, is not an independent director because he is currently an executive officer of our company.

**Conflicts of Interest:**

Our Board had determined that each of our directors had no conflicts of interest from January 1, 2025 through March 20, 2026 (the filing date of this Proxy Statement). For more information, see Certain Relationships and Related Person Transactions on page 41.

## 5. Select Nominees

After evaluating the above factors and any additional factors appropriate to meeting the needs of our Board, our Nominating and Corporate Governance Committee will recommend candidates for election and re-election to the Board, and our full Board will decide whether to approve the recommendation. For new director searches, select candidates are also interviewed by members of the Board.

# Nominees

Our Nominating and Corporate Governance Committee has evaluated and recommended, and our full Board has considered and nominated for election at the Annual Meeting, each of the nine director nominees described below. The names of the nominees and certain information about them as of March 20, 2026 (the filing date of this Proxy Statement), as well as the relevant skills and experience of the director nominees that led our Nominating and Corporate Governance Committee to conclude that the nominee should serve as a director on our Board, are set forth below:



## Jacqueline K. Barton, Ph.D. **Independent**

Age: **73**

Director since: **2018**

**Board Committees**
- Compensation and Talent
- Science

**Other Public Company Board Service:**
- None

### CAREER HIGHLIGHTS

- **California Institute of Technology**
  - John G. Kirkwood and Arthur A. Noyes Professor of Chemistry Emerita in the Division of Chemistry and Chemical Engineering; member of the faculty for more than 30 years and Norman Davidson Leadership Chair of the division from 2009 to 2019
- **GeneOhm Sciences Inc.**, a molecular diagnostics company (acquired by Becton, Dickinson and Company)
  - Founder and board member (2001-2006)

### OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

- Member of Gilead's Scientific Advisory Board from 1989 to 2007
- Former director of both Dow Inc. and The Dow Chemical Company and a former member of the board and Materials Advisory Committee of DowDupont Inc.
- Member of the National Academy of Sciences, the National Academy of Medicine and the American Philosophical Society
- Recipient of the 2010 National Medal of Science for her discovery of new chemistry of the DNA helix and the 2015 Priestley Medal, the highest award of the American Chemical Society

### RELEVANT SKILLS AND EXPERIENCE

- **Extensive experience in chemistry and related fields**, for which she has received many awards
- **Accomplished academic and inventor** who has performed pioneering medical research and discovery
- **Business experience** as a founder and leader of a molecular diagnostics company



# Jeffrey A. Bluestone, Ph.D. Independent

Age: **72**

Director since: **2020**

**Board Committees**
▶ Science

**Other Public Company Board Service:**
▶ None

## CAREER HIGHLIGHTS

▶ **Sonoma Biotherapeutics, Inc.**, a clinical-stage biotechnology company developing engineered regulatory T cell therapies to treat serious autoimmune and inflammatory diseases

  ▶ President and Chief Executive Officer (2019-2025)

▶ **University of California San Francisco – Diabetes Center**

  ▶ A.W. and Mary Margaret Clausen Distinguished Professor Emeritus in the Diabetes Center at University of California San Francisco, where he has been a member of the faculty and served in various other roles since 2020, including the Director of the Diabetes Center from 2000 to 2019

▶ **Parker Institute for Cancer Immunotherapy**

  ▶ President and Chief Executive Officer (2015-2019)

## OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Managing Director at Vie Ventures, a life sciences venture capital firm focused on autoimmune and immune-mediated diseases (since 2026)

▶ Published more than 500 papers focused on T-cell activation and immune tolerance in autoimmunity, organ transplantation and cancer; his research has led to the development of multiple immunotherapies, including the first medicine approved by the FDA to delay/prevent autoimmune Type 1 diabetes and the first FDA-approved checkpoint inhibitor for the treatment of metastatic melanoma and other cancers

▶ Founding director of the Immune Tolerance Network, the largest National Institutes of Health-funded multicenter clinical immunology research program

▶ Member of the Blue Ribbon Panel, appointed by then Vice President Joe Biden, as a member of the National Cancer Moonshot Task Force

▶ Member of the National Academy of Sciences, National Academy of Medicine and American Academy of Arts and Sciences

▶ Recipient of a prestigious Guggenheim Fellowship

▶ Former Ludwig Professor and Director of the Ben May Institute at the University of Chicago

▶ Former director of Provention Bio, Inc. (2013-2022)

## RELEVANT SKILLS AND EXPERIENCE

▶ **Internationally-recognized leader in the field of immunotherapy and related fields**, with a distinguished scientific and academic career spanning four decades

▶ **Strong leadership experience** in the healthcare industry



# Sandra J. Horning, M.D. <span style="color:red">Independent</span>

Age: **77**
Director since: **2020**

**Board Committees**
- Nominating and Corporate Governance
- Science (Chair)

**Other Public Company Board Service:**
- Moderna, Inc.
- Olema Pharmaceuticals, Inc.
- Revolution Medicines, Inc.

## CAREER HIGHLIGHTS

- **Genentech/Roche Group**, a pharmaceutical and biotechnology company
  - Chief Medical Officer and Global Head of Product Development; helped bring 15 new medicines to patients in disease areas including cancer, multiple sclerosis, influenza and blindness (2009-2019)
- **Stanford University School of Medicine**
  - Professor of Medicine, Emerita, following 25 years as a practicing oncologist, investigator and tenured professor

## OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

- President of the American Society of Clinical Oncology (2005-2006)
- Recognized as Healthcare Businesswomen's Association Woman of the Year (2020)
- Recipient of the Duane Roth Memorial Award, an honor dedicated to leaders in healthcare, whose work has overcome numerous scientific obstacles to create new paradigms in research and treatment (2017)
- Former director of EQRx, Inc. (2021 to 2023)

## RELEVANT SKILLS AND EXPERIENCE

- **Significant leadership experience in the pharmaceutical and healthcare industry**, including expertise in drug development in multiple therapeutic areas
- **Physician with experience treating patients** as a practicing oncologist



# Kelly A. Kramer <span style="color:red">Independent</span>

Age: **58**
Director since: **2016**

**Board Committees**
- Audit (Chair)
- Compensation and Talent

**Other Public Company Board Service:**
- Coinbase, Inc.
- Figma, Inc.
- Snowflake Inc.

## CAREER HIGHLIGHTS

- **Cisco Systems, Inc.**, a worldwide technology leader
  - Executive Vice President and Chief Financial Officer from 2015 until her retirement in 2020
- **GE Healthcare**, a global medical technology and digital solutions company
  - Former Vice President and Chief Financial Officer of GE Healthcare Systems and Chief Financial Officer of GE Healthcare Biosciences

- Also worked in GE's Corporate Headquarters, Transportation Systems and Aerospace divisions

## RELEVANT SKILLS AND EXPERIENCE

- **Significant financial expertise**, including serving as a chief financial officer of major companies or divisions in the technology and healthcare industries
- **Experience in strategic and financial planning and corporate development**



# Ted W. Love, M.D. Independent

Age: **67**
Director since: **2024**

**Board Committees**
▶ Audit

**Other Public Company Board Service:**
▶ Jazz Pharmaceuticals plc
▶ Royalty Pharma plc
▶ Structure Therapeutics Inc.

## CAREER HIGHLIGHTS

▶ **Biotechnology Innovation Organization**, a trade association representing biotechnology companies, academic institutions, state biotechnology centers and related organizations across the U.S. and in more than 30 other countries
  ▶ Chair of Board of Directors (2023-2025)
▶ **Global Blood Therapeutics, Inc.**, a biopharmaceutical company
  ▶ President and Chief Executive Officer from 2014 to 2022, leading the company from a pre-clinical startup through its growth to a global commercial company with a pipeline of innovative therapies focused on sickle cell disease
▶ **Other Pharmaceutical and Biotechnology Experience**
  ▶ **Onyx Pharmaceuticals, Inc.** - Executive Vice President, Research and Development and Technical Operations
  ▶ **Nuvelo, Inc.** - President, Chief Executive Officer and Chairman
  ▶ **Theravance Biopharma, Inc.** - Senior Vice President, Development

▶ **Genentech, Inc.** - Senior management positions in clinical science and product development, including Chair of Genentech's Product Development Committee
▶ **Massachusetts General Hospital**
  ▶ Physician in Department of Cardiology

## OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Recipient of William E. Proudford Sickle Cell Fund Distinguished Service Award (2023)
▶ Recipient of Spirit of the Heart Health Equity Champion Award from the Association of Black Cardiologists (2023)
▶ Former director of Seagen Inc. (2020-2023) and Global Blood Therapeutics (2013-2022)

## RELEVANT SKILLS AND EXPERIENCE

▶ **Significant leadership experience in the biopharma industry**, including serving as a chief executive officer of a global healthcare company
▶ **Physician with a strong scientific background**, known for championing access to care



# Harish Manwani  Independent

Age: **72**
Director since: **2018**

**Board Committees**
▶ Compensation and Talent
▶ Nominating and Corporate Governance (Chair)

**Other Public Company Board Service:**
▶ Whirlpool Corporation

## CAREER HIGHLIGHTS

▶ **Blackstone Inc.**, a global investment firm
  ▶ Senior Operating Partner, advising select Blackstone portfolio companies since 2015
▶ **Unilever Group**, a multinational consumer packaged goods company
  ▶ Chief Operating Officer from 2011 until his retirement in 2014; joined Unilever in 1976 as a management trainee in India and held several senior management roles around the world, including overseeing Unilever's businesses in North America, Latin America, Asia and Africa

## OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Member of the board of directors of Tata Sons Private Limited
▶ Chairman of the Executive Board of the Indian School of Business
▶ Former Non-Executive Chairman of Hindustan Unilever Limited (2005-2018) and member of Singapore Economic Development Board (2013-2019)
▶ Former director of Nielsen Holdings plc (2015-2021) and Qualcomm Incorporated (2014-2022)

## RELEVANT SKILLS AND EXPERIENCE

▶ **Strong leadership skills and broad global operational, sales and marketing and human resources expertise** at a complex, multi-national company
▶ **Experience in driving growth** across complex organizations on a global scale



# Daniel O'Day  Chairman and Chief Executive Officer

Age: **61**
Director since: **2019**

**Board Committees**
▶ None

**Other Public Company Board Service:**
▶ None

### CAREER HIGHLIGHTS

▶ **Gilead Sciences, Inc.**
   ▶ Chairman and Chief Executive Officer since 2019
▶ **Roche Pharmaceutical**
   ▶ Former Chief Executive Officer; 30+ year career at Roche, during which he held a number of executive positions in the company's pharmaceutical and diagnostics divisions in North America, Europe and Asia and served as a member of Roche's Corporate Executive Committee

### OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Current member of the board of directors of the Pharmaceutical Research and Manufacturers of America (PhRMA) organization and of Georgetown University
▶ Former member of several public and private boards, including Genentech, Flatiron Health and Foundation Medicine
▶ Bachelor's degree in biology from Georgetown University and an MBA from Columbia University

### RELEVANT SKILLS AND EXPERIENCE

▶ **Extensive knowledge and a deep understanding of our business and the pharmaceutical industry** as our Chairman and Chief Executive Officer and through various significant leadership positions and international business experience
▶ **Deep understanding of the evolving global healthcare environment** and demonstrated commitment to driving innovation across the business



# Javier J. Rodriguez  Independent

Age: **55**
Director since: **2020**

**Board Committees**
▶ Audit

**Other Public Company Board Service:**
▶ DaVita, Inc.

### CAREER HIGHLIGHTS

▶ **DaVita Inc.**, a leading kidney care provider with operations in 14 countries
   ▶ Chief Executive Officer since 2019, building on more than 20 years of increasing company leadership and commitment to transforming care delivery to improve quality of life for patients with kidney disease – from the earliest stages through transplantation

▶ Chief Executive Officer of DaVita Kidney Care, the company's business unit that treats patients with kidney failure and end-stage kidney disease from 2014 to 2019

### RELEVANT SKILLS AND EXPERIENCE

▶ **Significant leadership experience in the healthcare industry**, including serving as chief executive officer and in various other executive roles of a Fortune 500 public company
▶ **Recognized for his vision and leadership in transforming how kidney care is delivered** and accelerating the digital transformation to improve patients' lives while lowering costs for the health care system



# Anthony Welters  Lead Independent Director

Age: **71**
Director since: **2020**

**Board Committees**
▶ Compensation and Talent (Chair)
▶ Nominating and Corporate Governance

**Other Public Company Board Service:**
▶ Carlyle Group

## CAREER HIGHLIGHTS

▶ **CINQ Care Inc.**, a physician-led, community-based ambulatory care delivery system that delivers whole person care in the home, whenever possible, to Black and Brown communities
  ▶ Founder, Chairman and Chief Executive Officer
▶ **BlackIvy Group**, an organization focused on building and growing commercial enterprises in Sub-Saharan Africa
  ▶ Executive Chairman
▶ **Somatus Inc.**, a values-based kidney care company
  ▶ Chairman
▶ **AmeriChoice**, a company specializing in public sector health coverage (acquired by UnitedHealth Group (UHG))
  ▶ Founder of AmeriChoice in 1986 and joined UHG in 2002 as Senior Adviser to the Office of the Chief Executive Officer, Executive Vice President and Member of the Office of the Chief Executive Officer, until retiring in 2016

## OTHER PROFESSIONAL HIGHLIGHTS AND ITEMS OF NOTE

▶ Numerous academic and cultural leadership roles, including Trustee Emeritus of the Morehouse School of Medicine Board of Trustees, Chairman Emeritus of the Board of New York University School of Law, Vice Chairman of the Board of New York University, a Trustee of NYU Langone Medical Center, former Vice Chair of the Kennedy Center for Performing Arts, and a founding member of the National Museum of African American History and Culture
▶ Former director of Loews Corporation (2013-2025)

### RELEVANT SKILLS AND EXPERIENCE

▶ **Extensive experience in the health insurance and managed care industry**
▶ **Demonstrated commitment to delivering healthcare** to underserved communities

## Majority Vote Standard for Election of Directors

Our bylaws require directors to be elected by a majority of the votes cast with respect to such director in uncontested elections (number of shares voted "for" a director must exceed the number of shares voted "against" that director). In a contested election (a situation in which the number of director nominees exceeds the number of directors to be elected), our bylaws provide that the standard for election of directors is a plurality of the shares voting in the election of directors at any meeting of stockholders for the election of directors at which a quorum is present. Under our Board Guidelines, any incumbent director who fails to receive at least a majority of the votes cast in an uncontested election is expected to tender his or her resignation to our Board. Our Nominating and Corporate Governance Committee would then evaluate the tendered resignation and make a recommendation to our Board to accept or reject the resignation or to take other action. Our Board will act on our Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale for such decision within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in our Board's decision with respect to his or her resignation. If a nominee who was not already serving as a director does not receive at least a majority of the votes cast for such director at the annual meeting, that nominee will not become a director.

# Our Board's Role and Responsibilities

## Corporate Governance

We are committed to strong corporate governance structures and practices that reflect our commitment to integrity, accountability and excellence in conducting our business. Our Board has adopted certain corporate governance principles, which are set forth in our Board Guidelines and other key governance documents, to provide a framework for how the Board, its various committees and individual directors should perform their functions. These principles are designed to drive effective functioning of the Board in its oversight role and to promote the interests of stockholders. Our Board regularly reviews and updates our governance materials in light of legal and regulatory requirements, evolving best practices and other developments. In considering possible modifications of our corporate governance structures and practices, our Board focuses on advancing the long-term interests of our company, our business and our stockholders. Provided below is a summary of our corporate governance practices. Additional information regarding our governance framework and associated governance documents, including our Board Guidelines, are available at www.gilead.com on the Investors page under "Governance."

### STOCKHOLDER RIGHTS

- ▶ Annually Elect All Directors
- ▶ Majority Vote to Elect Directors (If Uncontested)
- ▶ No Classified Board
- ▶ No "Poison Pill"
- ▶ No Supermajority Voting Provisions in Governance Documents
- ▶ No Dual Class Stock Structure with Unequal Voting Rights
- ▶ Stockholder Right to Call Special Meetings - 15% Threshold

- ▶ Stockholder Right to Act By Written Consent
- ▶ Proxy Access on Market Terms, with 3% / Three-Year Threshold
- ▶ Compensation Clawback Policy
- ▶ Compensation Recovery Policy
- ▶ Annual Say-on-Pay Vote
- ▶ Proactive Year-Round Stockholder Engagement

### BOARD OVERSIGHT AND EFFECTIVENESS

- ▶ Robust Board Guidelines and Committee Charters
- ▶ Robust Board-Level Oversight, including over corporate strategy, enterprise risk management, human capital, corporate responsibility, cybersecurity and AI matters
- ▶ Annual Corporate Responsibility Report
- ▶ Annual Board and Committee Evaluations

### BOARD INDEPENDENCE

- ▶ Substantial Majority of Independent Directors
- ▶ Robust Lead Independent Director Role
- ▶ Fully Independent Board Committees
- ▶ Regular Executive Sessions of Independent Directors
- ▶ Independent Evaluation of Chief Executive Officer
- ▶ Director Succession Planning and Board Refreshment
- ▶ Balanced Mix of Director Tenures

## Oversight of Corporate Strategy

Our Board actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities, financial results, potential corporate development opportunities and other matters that are material to the company. Our Board regularly receives information and formal updates from our management and actively engages with the senior leadership team with respect to the implementation of our corporate strategy. Our independent directors also hold regularly scheduled executive sessions during which they review and discuss our corporate strategy. Consistent with our corporate transaction approval policy, our Board also, directly or indirectly through a committee, reviews and approves strategic transactions that are material to our business, including significant acquisitions and collaborations.

**During 2025, our Board actively reviewed, advised on and oversaw the refreshment of our strategic priorities to align with our long-term ambitions.**

| | | | | |
|---|---|---|---|---|
| **Maximize** Impact of **Long-Acting** HIV | **Accelerate Pipeline Build** in Oncology and Inflammation | **Adopt and Scale AI** to Transform How We Work | **Prioritize Investments** for Highest Impact | **Strengthen Collaboration** to Accelerate Innovation |

# Oversight of Risk

Our Board exercises its risk oversight responsibility directly and through its committees. Our Board considers specific risk topics directly, including, but not limited to, risks associated with our company's strategic plan, capital allocation and pricing strategies of newly approved products. Our Board has delegated responsibility to its committees for oversight of specific risks that fall within the committee's areas of responsibility. Each of the committees periodically reports to the Board on its risk oversight activities. In addition to receiving reports from our Board committees, our Board is periodically briefed by Gilead's management on specific material risks or legal developments. We believe our Board's leadership structure effectively supports the Board's independent evaluation and management of risk.

| AUDIT COMMITTEE | COMPENSATION AND TALENT COMMITTEE | NOMINATING AND CORPORATE GOVERNANCE COMMITTEE |
|---|---|---|
| Oversees risks associated with our financial and accounting systems, accounting policies and investment strategies, in addition to finance-related public reporting, regulatory compliance (other than healthcare compliance) and certain other matters delegated to the Committee, including risks associated with our information systems and technology (including cybersecurity). | Oversees risks related to our compensation practices to confirm that these practices are not reasonably likely to have a material adverse effect on Gilead or encourage employees to take unnecessary or excessive risks; also oversees risks related to talent management and succession planning of our executive officers, as well as strategies and policies related to human capital management. | Oversees risks related to corporate governance matters and certain other non-financial or non-compensation-related risks, including, but not limited to, Gilead's compliance program, clinical trials, manufacturing, human resources, competition law, political contributions (including payments to trade associations) and corporate responsibility matters (including climate change and sustainability). |

## Enterprise Risk Management

### ERM Program and Risk Framework

We maintain an Enterprise Risk Management ("ERM") program that is intended to align our business strategy and core values with how we view, manage and report risks, and the risk framework that we employ is designed to provide a comprehensive view of internal and external factors that may positively or negatively impact our business objectives. The framework classifies risks into different categories based on the function where each risk may arise, with each business function being primarily responsible for day-to-day risk management activities. Our ERM team supports the business functions with the identification and prioritization of risks, the development of mitigation strategies and the reporting of critical risks through our centralized reporting system. This approach allows direct management of risks to remain with functional experts while ensuring the timely and appropriate escalation of critical risks, including to Gilead's executive leadership team (the "GLT") and the Board as appropriate.

### ERM Roles and Responsibilities

The ERM program is supported by four primary groups at Gilead: The Board, the GLT, the ERM team and the individual business functions. Each component has its own role:

▶ The **Board** is responsible for overall risk governance, overseeing the company's maintenance of an appropriate system of risk management and internal controls. The Board also regularly reviews and discusses the most critical risks facing the company.

▶ The **GLT** is responsible for the company's overall risk strategy and the alignment of the company's ERM program with our corporate strategy. The GLT also provides management oversight of the risks with the greatest potential impact on the company's strategic objectives, facilitating the development and adjustment of appropriate mitigation strategies.

▶ The **ERM team** sits between the GLT and the individual business functions and facilitates the efficient and timely communication between the functional leads and the GLT. The ERM team is responsible for maintaining our centralized risk reporting system, aggregating risks for an enterprise-wide view, identifying risks for escalation to the GLT, conducting detailed risk assessments, and assessing the quality and completeness of risk mitigation plans.

▶ Each **business function** is responsible for identifying, assessing, allocating resources, executing specific mitigation strategies and performing other activities to manage its respective functional risks. Each function is also responsible for reporting and escalating emerging risk issues to the ERM team.

### Enterprise Risk Assessment

The ERM team performs two primary types of enterprise risk assessments: strategic and operational. Strategic risks generally carry a longer development horizon, while operational risks are more likely to have short-to-medium term impacts. Because strategic and operational risks can often be closely related, we adopt a dual approach to risk assessment to facilitate a holistic view of the company's overall risk profile.

| Strategic | Operational |
|---|---|
| ► The strategic risk assessment utilizes a top-down approach, in which we annually discuss with senior executives the most critical risks that could prevent the company from achieving its strategic objectives.<br><br>► We then summarize the top risks and present them to our GLT and our Board.<br><br>► This update is designed to highlight the risks with the most potential to impact the business from a long-term strategic perspective. | ► The operational risk assessment is a bottom-up process in which we gather feedback twice per year from functional leaders across the entire enterprise to gain an understanding of operational risks and related mitigation strategies across each business unit.<br><br>► This provides us with a granular view that complements the findings from the broader strategic risk update.<br><br>► We also perform periodic assessments of key business units to obtain a deeper understanding of their risk profiles and gain a more holistic view of the company's overall risk landscape. |

# Oversight of Human Capital Management

Our Board believes our success depends on the work of dedicated employees who embrace a shared sense of purpose and a culture of excellence. As such, our human capital objective is to make Gilead an employer of choice for the best talent in our industry. Our Compensation and Talent Committee has primary oversight responsibility for our strategies and policies related to human capital management, including with matters such as workplace culture, employee recruitment, development and retention, employee health and safety, compensation and benefits, and employee engagement. Our Compensation and Talent Committee receives regular updates from our management regarding human capital management matters throughout the year.

**TALENT DEVELOPMENT AND SUCCESSION PLANNING**

Our Board is actively involved in talent development and succession planning for our GLT. Our Compensation and Talent Committee has responsibility for overseeing and making recommendations to our Board with respect to talent development and succession planning for the Chief Executive Officer and our other executive officers. In connection with these efforts, our Compensation and Talent Committee performs a formal evaluation of the performance of our GLT on an annual basis.

# Oversight of Corporate Responsibility

Our corporate responsibility program is at the heart of our mission to provide innovative medicines to prevent and treat life-threatening illnesses. We are committed to operating in a manner that is environmentally sustainable and socially responsible, as we believe doing so is critical to the success of our business and our ability to generate long-term, shared value for all of our stakeholders. This commitment is reflected in our ongoing investment in our corporate responsibility program as well as the involvement of the highest levels of company leadership in the program.

Our Nominating and Corporate Governance Committee has primary responsibility for oversight of corporate responsibility matters, and receives regular reports from our Corporate Responsibility Committee. Our Corporate Responsibility Committee, which is comprised of key members of leadership, manages our corporate responsibility program and, in consultation with our GLT, sets and implements strategy, reporting and other initiatives to advance our program.

# Oversight of Cybersecurity Matters

Our Board has established an oversight structure for monitoring the effectiveness of and risks related to the cybersecurity program. Our Audit Committee has primary responsibility for overseeing risks associated with our information systems and technology, including cybersecurity. On a quarterly basis, our Audit Committee receives reports from our Chief Information Security Officer ("CISO"), and the chair of our Audit Committee also meets with our CISO individually on a quarterly basis. On an annual basis, our Audit Committee receives an annual report regarding our information systems and technology and associated policies, processes and practices for managing and mitigating cybersecurity and technology-related risks, and our Board receives an annual report from the Audit Committee on risks related to cybersecurity events as part of an update on our ERM program. In addition to this regular reporting, significant cybersecurity events may also be escalated on an as-needed basis through the company's organizational structure in accordance with our enterprise Incident Response Plan.

In the last three fiscal years, we have not experienced any material cybersecurity incidents, and any cybersecurity incident expenses we have incurred were immaterial.

# Oversight of AI

Gilead recognizes the growing strategic importance of AI to the company's mission to discover, develop and deliver innovative therapeutics and advance health equity. Our Board oversees management's AI strategy and governance framework, with a focus on responsible, ethical and safe use that aligns with Gilead's AI Principles (published in 2025). Through regular reporting from management and relevant committees, our Board reviews significant risks and opportunities associated with AI and monitors Gilead's implementation of governance practices designed to support productive, compliant and socially responsible use of AI technologies across the enterprise.

# Our Stockholder Outreach and Engagement

Gilead recognizes the value of and is committed to engaging with our stockholders. We believe strong corporate governance includes proactive outreach and engagement with our stockholders on a regular basis throughout the year to better understand the issues that are important to them and relay stockholder feedback to our full Board to inform their decision making. This enables us to meaningfully and effectively address these matters and to drive improvements in our policies, communications and other areas. As part of our regular stockholder engagement program, our senior leadership team engages with investors on a variety of topics in a number of forums, including in quarterly earnings calls, investor and industry conferences, analyst meetings and individual corporate governance and corporate responsibility discussions with stockholders. In addition, our Lead Independent Director participates in select investor meetings and shares the investor views expressed in these meeting with the full Board.

**OUR YEAR-ROUND STOCKHOLDER ENGAGEMENT PROGRAM**

Conduct meetings with our largest stockholders, including strategic director participation. Share the feedback with our Board and management for discussion and consideration.

Incorporate feedback from investor meetings into annual meeting planning and enhance governance practices and disclosures as needed. Review stockholder proposals and engage as appropriate.

**Fall** | **Winter** | **Our Stockholder Engagement Program** | **Summer** | **Spring** | **Annual Meeting of Stockholders**

Review annual meeting results and determine any next steps, including engagement priorities.

Conduct investor meetings as needed in advance of the annual meeting to answer questions and obtain stockholder feedback on proxy matters.

**FALL 2025 ENGAGEMENT**



We contacted holders of **58%** of our outstanding shares

Our Lead Independent Director met with holders representing **30%** of our outstanding shares

We met with holders representing **42%** of our outstanding shares

In Fall 2025, we contacted stockholders representing approximately 58% of our outstanding shares to gain valuable insights on the issues that matter most to our stockholders.

Of those that we contacted, our engagement team led by our General Counsel and leadership from our Investor Relations, Executive Compensation, Corporate Responsibility and Office of Corporate Secretary teams met with stockholders representing approximately 42% of our outstanding shares.

Our Lead Independent Director and engagement team met with stockholders representing approximately 30% of our outstanding shares to provide a direct line of communication between our stockholders and the Board.

We gained constructive feedback during these engagements, which was shared with our Board and management. This ongoing feedback drives improvements in our governance policies and practices.

## KEY TOPICS DISCUSSED WITH STOCKHOLDERS IN 2025

**Corporate Governance**

▶ Board composition and refreshment, including size and future makeup of the Board

▶ Board oversight of company strategy and risk areas, including oversight of company's use of AI

▶ Board leadership structure and the Lead Independent Director role

**Compensation and Human Capital**

▶ Changes to 2025 executive compensation program

▶ Metrics in the company's long-term incentive plan

▶ Human capital management initiatives

**Corporate Responsibility**

▶ Human rights policy stockholder proposal

▶ Company's engagement with the U.S. administration on regulatory and policy matters

▶ Health equity and access to medicine initiatives

**Response to 2025 Stockholder Proposals:**

As part of our year-round investor outreach and engagement following our 2025 annual meeting of stockholders, we engaged with investors on two stockholder proposals presented at that meeting:

(1) a request for an independent board chair policy, which received support from 36.2% of shares represented; and

(2) a request for a comprehensive human rights policy and human rights due diligence, which received support from 35.9% of shares represented.

Given the level of support for both proposals, our engagement discussions proactively sought out investor perspectives regarding these topics.

**Independent Board Chair Policy**

Most stockholders whom we engaged with expressed support for our current Board leadership structure, under which Mr. O'Day serves as both CEO and Chairman of our Board and Mr. Welters serves as the Lead Independent Director. Investors highlighted the robust responsibilities of the Lead Independent Director role and indicated that these responsibilities provide strong, effective independent Board leadership. Our Board and the Nominating and Corporate Governance Committee will continue to regularly evaluate the Board's leadership structure to confirm it remains in the best interests of the company and its stockholders.

**Human Rights Policy and Due Diligence**

The majority of the stockholders we engaged with did not support this proposal, recognizing the company's existing human rights commitments and initiatives. However, several investors expressed interest in enhanced transparency regarding our human rights practices. After further dialogue with the proponents of this proposal, our management and Board agreed to adopt a formal human rights policy by February 2027 to supplement our existing commitments and provide additional disclosures responsive to investor feedback.

# Board Leadership Structure

## Combined Chairman and Chief Executive Officer

Our Board Guidelines enable our Board to choose a leadership structure that can be tailored to the strengths of Gilead's officers and directors and best addresses Gilead's evolving and highly complex business. This allows our Board to make changes in the leadership structure when the Board believes that such actions are in the best interests of the company and its stockholders. The independent directors of the Board review the Board leadership structure on a regular basis to ensure that it continues to serve the best interests of Gilead.

## Lead Independent Director

Our Board Guidelines provide that the independent directors will designate a Lead Independent Director when the Chairperson is not an independent director. The role of Lead Independent Director at Gilead is modeled on the role of an independent Chairperson, helping to provide a strong, independent and active Board of Directors. Our Board regularly reviews its leadership structure to evaluate whether it remains appropriate for our company, and we continue to believe the robust duties of our Lead Independent Director empower our independent directors to provide guidance and effective oversight of management.

### Roles and Responsibilities

As set forth in the Lead Independent Director Charter, the Lead Independent Director has clearly delineated and comprehensive duties, which are described further below:

▶ Consulting with the Chairperson as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing company operations;

▶ Consulting with the Chairperson regarding and approving the information, agenda and schedules of meetings of the Board of Directors and Board committees;

▶ Chairing meetings of the Board of Directors when the Chairperson is not present or when otherwise appropriate, including all executive sessions of independent directors;

▶ Facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;

▶ Advising the Chairperson as to the information necessary or appropriate for the independent directors to effectively and responsibly perform their duties and provide feedback on the quality, quantity and timeliness of information submitted by management;

▶ Advising the Board of Directors and its committees on the retention of advisers and consultants who report directly to the Board of Directors;

▶ Calling meetings of the independent directors, as appropriate;

▶ Serving as chairperson of meetings of the independent directors;

▶ Serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;

▶ Ensuring that independent directors have adequate opportunities to meet and discuss issues in meetings of the independent directors;

▶ Encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;

▶ Communicating to management, as appropriate, the results of private discussions among independent directors;

▶ Participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;

▶ Providing guidance on director succession and development;

▶ Ensuring Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;

▶ Serving as the independent directors' representative in crisis situations, unless otherwise directed by the Board;

▶ Monitoring conflicts of interest of all directors, including the Chairperson;

▶ Participating in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management;

▶ Responding to major stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairperson and other directors as the Lead Independent Director may deem appropriate;

▶ Representing independent directors in communications with other stakeholders, as required; and

▶ Performing such other duties as the Board of Directors may from time to time delegate.

The Lead Independent Director also frequently attends meetings of all our Board committees and leads our Board in conducting an annual assessment of our Board and the committees to evaluate their effectiveness. In addition, as required by our Board Guidelines, our independent directors meet without executive management on a regular basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Consistent with our commitment to robust engagement with our stockholders, the Lead Independent Director also participates in meetings with stockholders as part of our year-round stockholder engagement program.

The Lead Independent Director Charter is available on our website at www.gilead.com on the Investors page under "Governance."



## Daniel P. O'Day

**Chairman of the Board**

Our Board believes that it is currently in the best interests of Gilead and its stockholders for Mr. O'Day to serve as our Chief Executive Officer and Chairman of the Board because it positions Mr. O'Day to effectively drive future strategy and decision-making for our organization. In addition to public, private and non-profit board experience, Mr. O'Day has a track record of success in highly scientific and competitive therapeutic areas, deep understanding of the evolving healthcare environment around the world and unwavering commitment to driving innovation across all aspects of the business. As the individual with primary responsibility and accountability for managing our day-to-day operations, Mr. O'Day can provide unified leadership of Gilead and help to make sure that key business and strategic issues, risks and opportunities are brought to our Board's attention in a way that prioritizes and makes the best use of our Board's time.



## Anthony Welters

**Lead Independent Director**

In 2024, the independent directors of our Board unanimously appointed Anthony Welters as our Lead Independent Director. Mr. Welters has served as a director since 2020 and currently serves as Chair of the Compensation and Talent Committee and a member of the Nominating and Corporate Governance Committee. Mr. Welters has extensive leadership experience in the health insurance and managed care industry, and he has demonstrated a commitment to delivering healthcare to underserved communities. He also has significant experience with corporate governance matters as a current and former director of other public company boards, including board leadership roles. In light of this extensive experience and his valued contributions to our Board and its committees, our Board believes Mr. Welters is well-positioned to provide strong leadership and oversight of Board matters, be an effective partner to our Chairman of the Board and foster effective collaboration among the directors.

# Board Evaluations

Our Board believes that a robust and constructive Board and committee evaluation process is an essential component of board effectiveness. Our Board and each of the committees conduct an annual evaluation of Board and committee performance, which is organized by our Nominating and Corporate Governance Committee and led by our Lead Independent Director. An overview of our 2025 annual evaluation process is provided below.

**DEVELOPMENT OF ANNUAL EVALUATION PROCESS**

▶ Our Nominating and Corporate Governance Committee develops an annual self-evaluation process and prepares the questionnaires for our Board and the committees.

**WRITTEN SELF-ASSESSMENT**

▶ Each director completes a written self-assessment evaluating the performance of the Board and their respective committees.

**ONE-ON-ONE DISCUSSIONS**

▶ Our Lead Independent Director and our Chairperson have one-on-one discussions with each director.

**EVALUATION OF RESULTS**

▶ The full Board and each committee review and discuss the results from the written self-assessments.

▶ Our Lead Independent Director shares the feedback from the one-on-one discussions with the full Board for discussion and consideration.

# 2025 Board and Committee Meetings; Attendance

All directors attended greater than 75% of the aggregate of all meetings of our Board and of the committees on which they served during the year ended December 31, 2025 (or the period for which they served in 2025), and on average we had a 98.3% attendance rate for such meetings.

| On average, we had a **98.3%** attendance rate for our 2025 Board and committee meetings. | **100%** of our Board attended the 2025 annual meeting of stockholders. |
|---|---|

The 2025 Board and committee membership and the number of meetings of our full Board and committees held in 2025 are shown in the table below:

| | Board | Audit Committee | Compensation and Talent Committee | Nominating and Corporate Governance Committee | Science Committee |
|---|---|---|---|---|---|
| **Jacqueline K. Barton, Ph.D.** | ● | | ● | | ● |
| **Jeffrey A. Bluestone, Ph.D.** | ● | | | | ● |
| **Sandra J. Horning, M.D.** | ● | | | ● | ○ |
| **Kelly A. Kramer** | ● | ○ | ● | | |
| **Ted W. Love, M.D.** | ● | ● | | | |
| **Harish Manwani** | ● | | ● | ○ | |
| **Daniel P. O'Day** | Chairman | | | | |
| **Javier J. Rodriguez** | ● | ● | | | |
| **Anthony Welters** | Lead Independent Director | | ○ | ● | |
| **Number of 2025 Meetings** | 5 | 8 | 6 | 4 | 4 |

● Member ○ Chair

Our Board expects directors to attend our annual meetings of stockholders. All of our incumbent directors attended the 2025 annual meeting of stockholders.

## Committee Rotation and Selection Process

The selection of the committee chairs and members is reviewed by our Board annually by recommendation of the Nominating and Corporate Governance Committee. There are no fixed terms for committee chairs or membership. However, our Board recognizes that rotation may be appropriate at periodic intervals.

# Committees of Our Board of Directors

Our Board has an Audit Committee, a Compensation and Talent Committee, a Nominating and Corporate Governance Committee and a Science Committee. Our Board has determined that all committee members are independent directors (and non-employee directors, in the case of the Compensation and Talent Committee) under the criteria specified by the laws and regulations of the SEC, the listing rules of Nasdaq, and/or our Board Guidelines, as applicable. The charter for each of these committees is available on our website at www.gilead.com on the Investors page under "Governance."

---

### Audit Committee

  

**2025 Meetings: 8**

**Current Members:**
**Kelly A. Kramer\* (Chair); Ted W. Love, M.D.; Javier J. Rodriguez\***

*Our Board has determined that Ms. Kramer and Mr. Rodriguez each qualify as an "audit committee financial expert," as defined in applicable SEC rules.

Our Audit Committee oversees our corporate accounting, financial reporting process and systems of internal accounting and financial controls.

---

**Primary Responsibilities**

- Directly oversees the selection, appointment, compensation, retention, and replacement of the independent auditors, including approving all audit and permissible non-audit services
- Evaluates the auditors' performance, independence, and qualifications and oversees audit partner rotation
- Reviews the scope, cost, procedures, and results of audits, including findings and recommendations
- Assesses the scope and effectiveness of internal control over financial reporting
- Reviews the impact of regulatory and accounting developments on consolidated financial statements

- Reviews significant reporting issues or judgments in financial statement preparation
- Pre-approves or ratifies related party transactions in compliance with applicable laws and listing rules
- Oversees disclosure controls and procedures
- Reviews earnings releases and financial statements included in Forms 10-K and 10-Q
- Reviews and approves the annual internal audit plan and budget
- Evaluates the effectiveness of the internal audit function
- Oversees management of risk related to financial reporting, accounting, investment, and cybersecurity

We have established procedures for the confidential submission of employee concerns under our Complaint Procedure and Non-Retaliation Policy. Our Audit Committee receives quarterly reports from management on all complaints regarding accounting, internal accounting controls or auditing matters made under our Complaint Procedure and Non-Retaliation Policy.

Our Audit Committee regularly meets in executive session and in private sessions with each of our Chief Financial Officer, our Vice President of Internal Audit and representatives of Ernst & Young LLP, and from time to time, our Chief Accounting Officer and Corporate Controller, during which candid discussions regarding financial management, legal, accounting, auditing and internal control matters take place.

## Compensation and Talent Committee



**2025 Meetings: 6**

**Current Members:**
**Anthony Welters (Chair); Jacqueline K. Barton, Ph.D.; Kelly A. Kramer, Harish Manwani**

Our Compensation and Talent Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs, overseeing talent management and succession planning, and overseeing human capital management strategies and policies.

**Primary Responsibilities**

▶ Oversees administration and review of compensation plans

▶ Evaluates CEO performance and approves CEO compensation, subject to independent director ratification, and reviews and approves compensation for other executive officers

▶ Oversees executive talent management and succession planning and provides annual recommendation

▶ Establishes executive officer stock ownership guidelines and recommends guidelines for non-employee Board members

▶ Assesses whether compensation practices create material risk or encourage excessive risk-taking

▶ Oversees human capital management strategies, including inclusion, workplace culture, recruitment, development, retention, and engagement

▶ Appoints, compensates, and oversees independent compensation advisers

In compliance with the committee charter, our Compensation and Talent Committee may delegate any of its responsibilities to subcommittees, so long as such actions are ratified by the Compensation and Talent Committee as a whole.

Our Compensation and Talent Committee has the authority to engage the services of its own outside advisors to assist it in determining the compensation of our executive officers. Our Compensation and Talent Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook"), a national compensation consulting firm, as its independent compensation consultant. See Role of Compensation Consultant on page 65.

**Compensation Committee Interlocks and Insider Participation**

None of the members of our Compensation and Talent Committee who served during 2025 is currently or has been, at any time since our formation, one of our officers or employees. During 2025, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation and Talent Committee. None of the members of our Compensation and Talent Committee who served during 2025 currently has or has had any relationship or transaction requiring disclosure pursuant to Item 404 of Regulation S-K.

## Nominating and Corporate Governance Committee

  

**2025 Meetings: 4**

**Current Members:**
**Harish Manwani (Chair); Sandra J. Horning, M.D.; Anthony Welters**

Our Nominating and Corporate Governance Committee oversees the corporate governance policies and practices of the company, including Board and committee structure and nominations, and monitors the compliance functions managed by the Chief Ethics and Compliance Officer.

**Primary Responsibilities**

▶ Develops and periodically reviews qualifications for member of the Board and its committee, in light of Board refreshment and succession needs and leads director searches as appropriate

▶ Reviews Board leadership structure and recommends changes, including recommendation for Lead Independent Director appointment

▶ Reviews committee structure and recommends committee members and chairs for Board approval

▶ Reviews corporate governance policies and recommends updates for Board approval

▶ Develops Board and committee self-evaluation processes and recommends actions based on findings

▶ Oversees the company's stockholder engagement program

▶ Oversees ESG matters, including non-financial, non-compensation-related risks, and reviews periodic ESG reports

▶ Reviews political expenditure policies and related payments, including trade association contributions

Our Nominating and Corporate Governance Committee approves the appointment and removal of the Chief Ethics and Compliance Officer and regularly meets in executive session with that officer as part of its oversight of the company's compliance program.

We have established procedures for the confidential submission of employee concerns under our Complaint Procedure and Non-Retaliation Policy. Our Nominating and Corporate Governance Committee receives quarterly reports from management on complaints made under our Complaint Procedure and Non-Retaliation Policy (other than those relating to accounting, internal accounting controls or auditing matters, which are reported to our Audit Committee).

## Science Committee



**2025 Meetings: 4**

**Current Members:**
**Sandra J. Horning, M.D. (Chair); Jacqueline K. Barton, Ph.D.; Jeffrey A. Bluestone, Ph.D.**

Our Science Committee oversees, on behalf of the Board, our research and development strategy, including with respect to our commercial portfolio and the capabilities of our products and product candidates.

**Primary Responsibilities**

▶ Advises the Board on the direction of and progress made towards our research and development strategy

▶ Assesses the quality of our commercial portfolio and clinical programs, and evaluates potential opportunities to enhance our portfolio and programs through opt-in programs, collaborations and other strategic transactions

▶ Monitors the status, progress and outcomes of key clinical trials

▶ Reviews the potential effect of developments in the competitive scientific landscape and emerging science trends on our commercial portfolio and clinical programs

# Executive Sessions

As required by our Board Guidelines, our independent directors meet in regularly scheduled executive sessions at which only they are present. Our Lead Independent Director presides over these executive sessions. At these executive sessions, the independent directors review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Additionally, executive sessions may be convened by the Lead Independent Director at his discretion and will be convened if requested by any other independent director.

# Board Processes

## Director Orientation and Continuing Education

We have an orientation process for our Board members that is designed to familiarize new directors with various aspects of our business, including our strategy, operations, finances, risk management processes, compliance program and governance practices.

Each member of our Board is encouraged to participate in education programs to assist them in performing the director's responsibilities and shall complete any and all continuing education requirements mandated by the SEC or Nasdaq.

## Stockholder Communications with Our Board

Stockholders may communicate with our Board by sending a letter to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404. Our Corporate Secretary reviews all communications from stockholders, but may, in her sole discretion, disregard any communication that she believes is not: related to our business; within the scope of our responsibility; credible; or material or potentially material.

If deemed an appropriate communication, the Corporate Secretary will submit the stockholder communication to the member of our Board addressed in the communication and to our Lead Independent Director. We maintain a "Stockholders Communications with the Board" policy that outlines the applicable procedures and is available on our website at www.gilead.com on the Investors page under "Governance."

# Certain Relationships and Related Person Transactions

## Indemnity Agreements

We enter into indemnity agreements with each of our executive officers (including our Named Executive Officers) and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of us, and otherwise to the full extent permitted under Delaware law and our bylaws.

## Policies and Procedures

### Related Person Transactions

Our Audit Committee is responsible for reviewing and approving, in advance, all related person transactions. Related persons include any of our directors or executive officers, certain of our stockholders and their immediate family members, and transactions include any transaction or arrangement in which the amount involved exceeds $120,000 and where the company or any of its subsidiaries is a participant and a related person has a direct or indirect material interest. In reviewing and approving any such transactions, our Audit Committee considers all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's-length transaction with an unrelated third party and the extent of the related person's interest in the transaction. The responsibility for reviewing and approving such transactions is set forth in writing in the Audit Committee Charter. A copy of the Audit Committee Charter is available on our website at www.gilead.com on the Investors page under "Governance."

To assist us in identifying related person transactions, each year we require our directors and executive officers to complete Director and Officer Questionnaires identifying any transactions with us in which the executive officer or director or their immediate family members have a material interest.

### Conflicts of Interest

We review related person transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. In addition, our Nominating and Corporate Governance Committee determines, on an annual basis, which members of our Board meet the definition of independent director under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. The obligation for this determination is set forth in writing in the Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee Charter is available on our website at www.gilead.com on the Investors page under "Governance." Our Nominating and Corporate Governance Committee reviews and discusses any relationships with directors that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

> **No Related Person Transactions and Conflicts of Interest**
>
> There were no related person transactions or conflicts of interest involving directors or executive officers from January 1, 2025 through March 20, 2026 (the filing date of this Proxy Statement). Approval of any related person transaction or conflict of interest would require approval of the applicable Board committee (as described above) or the full Board.

### Code of Ethics

Our Code of Ethics establishes the corporate standards of behavior for all our employees, officers and directors and sets our expectations of contractors and agents. Our Code of Ethics supports our commitment to maintaining the highest standards of legal and ethical conduct and includes our expectations with respect to topics such as inclusion, human rights, anti-harassment and anti-bullying, international trade, intellectual property and political activity. The Code of Ethics is available on our website at www.gilead.com on the Investors page under "Governance." Any person who becomes aware of any possible non-compliance with laws, regulations, our Code of Ethics or any other Gilead policy is responsible for notifying a member of management or the legal department. We have also implemented an Ethics Hotline through which concerns can be raised confidentially. We investigate all reports promptly, and we do not tolerate retaliation against anyone making reports in good faith or assisting in investigations of possible violations.

# Compensation of Non-Employee Board Members

The members of our Board play a critical role in guiding our strategic direction and overseeing our management. In light of the demanding nature of the role and responsibilities of a public company board, including the time commitment and risks associated with board service, the market for highly qualified and experienced individuals who are capable of serving as the directors of a large public company has remained highly competitive.

These dynamics make it imperative that we provide a competitive compensation program for our non-employee directors. Such directors are accordingly compensated based upon their respective levels of Board participation and responsibilities, including service on Board committees, and receive a combination of annual cash retainers, with additional cash retainers for Lead Independent Director and Board committee chair service, and annual equity awards in the form of stock options and restricted stock unit awards. In addition, our non-employee directors are also reimbursed for their business-related expenses incurred in connection with attendance at Board and committee meetings and related activities. Our employee directors do not receive additional compensation for their service on our Board.

Our Compensation and Talent Committee reviews our non-employee director compensation program on an annual basis with its independent advisor, FW Cook. The review includes a comparison of our program to the ten-company peer group used by Gilead for benchmarking executive compensation as detailed on page 65. Any recommended changes to our program are then presented to the independent members of our Board for their consideration and approval.

## Cash Payments and Equity Awards

The following table sets forth the compensation arrangements for our non-employee Board members during 2025:

### 2025 NON-EMPLOYEE BOARD MEMBER COMPENSATION


$75,000
Annual Cash Retainer
$300,000
Equity Awards
(Stock Options and Restricted Stock Units)(1), (2)

| | Cash Payment[3] |
|---|---|
| Lead Independent Director | $50,000 / $80,000[4] additional cash retainer |
| Chair of Audit Committee | $25,000 additional cash retainer |
| Chair of Compensation and Talent Committee, Nominating and Corporate Governance Committee, or Science Committee | $20,000 additional cash retainer |
| Committee Member (in addition to any Committee Chair fees) | $20,000 additional cash retainer |

(1) The number of shares of our common stock subject to the option portion of the annual equity award is calculated by dividing $150,000 by the fair value of the option on the grant date, with any fractional share rounded down to the next whole share. The fair value of the option award is based on a Black-Scholes option valuation model. The number of shares of our common stock subject to the restricted stock unit portion of the annual equity award is calculated by dividing $150,000 by the closing market price per share of our common stock on the award date, with any fractional share rounded down to the next whole share.

(2) The Lead Independent Director, committee chairs and other committee members do not receive any additional equity awards for their Lead Independent Director or committee service.

(3) A non-employee Board member's actual cash retainer is equal to the aggregate of his or her annual cash retainer for Board service ($75,000) plus his or her additional cash retainers for service as Lead Independent Director or one or more Board committees (e.g., if the Audit Committee Chair also serves as a member on the Compensation and Talent Committee, the total dollar amount of the cash retainer will be $140,000). In addition, the cash retainer amounts presented in the table represent the annualized amounts payable to a non-employee Board member. Actual payments were made on a quarterly, pro-rated basis.

(4) The Lead Independent Director receives an additional retainer of $80,000 should the Lead Independent Director not serve on any committees of the Board or $50,000 should the director serve on a committee (in addition to any retainer amounts for committee service).

# Deferred Compensation Plan

Our Deferred Compensation Plan allows our non-employee directors to defer all or a portion of their cash retainer each year. The deferred amount may either be immediately converted into phantom shares of our common stock or invested in a designated group of investment funds, neither of which results in above-market interest under applicable SEC disclosure rules. To the extent that a non-employee director elects to defer his or her cash retainer into phantom shares, the resulting number of phantom shares will be determined by dividing the deferred amount by the fair market value per share of our common stock on the conversion date. The resulting number of phantom shares will be paid out in actual shares of our common stock at the end of the deferral period. If the non-employee director elects to defer his or her retainer into investment funds, then he or she may select from among the investment funds available under the Deferred Compensation Plan. These investment funds are substantially the same as those available under our broad-based Section 401(k) employee savings plan.

A non-employee director may elect to receive his or her deferred account balance at a designated age that is no earlier than age 50 and no later than age 75, or on the date of his or her cessation of Board service or on the second or fifth anniversary of that cessation date, in a lump sum or in annual installments over a period not to exceed 10 years. An early distribution is permitted in the event of a financial hardship. In the event of the non-employee director's death, an account balance will be distributed in a lump sum to the non-employee director's designated beneficiary.

# Stock Ownership Guidelines

We have stock ownership guidelines to encourage our non-employee directors to retain a significant portion of their shares of our common stock. These stock ownership guidelines require our non-employee directors to hold shares of our common stock with an aggregate fair market value equal to or greater than five times their annual cash retainer. This guideline is to be achieved over a five-year period, measured from the date the non-employee director first joins our Board.

All members of our Board were in compliance with Gilead's stock ownership guidelines as of December 31, 2025.

# Terms of Equity Awards

The stock options granted to our non-employee directors each have an exercise price equal to the fair market value per share of our common stock on the date of grant (based on the closing market price for our common stock on that date as reported on the Nasdaq Global Select Market). Each stock option has a maximum term of 10 years, subject to earlier termination three years after the non-employee director's cessation of Board service. Stock option and restricted stock unit awards granted to non-employee directors vest immediately upon grant. Initial equity awards for new non-employee directors are prorated based on the number of days remaining in the compensation period in which they commence Board service. The shares that vest under restricted stock unit awards may, pursuant to a director's advance election, be subject to a deferred issuance in up to five annual installments following his or her cessation of Board service.

# 2025 Director Compensation

The table below summarizes the compensation paid by us to non-employee Board members for the 2025 fiscal year:

| Name | Fees Earned or Paid in Cash[1] | Stock Awards[2][3] | Option Awards[3][4] | All Other Compensation[5] | Total |
|---|---|---|---|---|---|
| Jacqueline K. Barton | $ 115,000 | $149,932 | $149,989 | $15,000 | $ 429,921 |
| Jeffrey A. Bluestone | $ 95,000[6] | $149,932 | $149,989 | $14,860 | $ 409,781 |
| Sandra J. Horning | $ 132,521[6] | $149,932 | $149,989 | $ 1,500 | $ 433,942 |
| Kelly A. Kramer | $ 137,521 | $149,932 | $149,989 | — | $ 437,442 |
| Ted W. Love | $ 95,000 | $149,932 | $149,989 | $15,000 | $ 409,921 |
| Harish M. Manwani | $ 132,521 | $149,932 | $149,989 | — | $ 432,442 |
| Javier J. Rodriguez | $ 95,000 | $149,932 | $149,989 | $15,000 | $ 409,921 |
| Anthony Welters | $ 180,041 | $149,932 | $149,989 | — | $ 479,962 |

[1]  Represents cash retainer for serving on our Board and committees of the Board for the year ended December 31, 2025.

[2]  Represents RSU awards comprised of 1,516 shares granted in 2025 under our 2022 Equity Incentive Plan (the "2022 Plan") to each Board member on May 7, 2025 and vested immediately on the same date. The applicable grant-date fair value of each award was calculated in accordance with Topic 718 and did not take into account any estimated forfeitures related to service vesting. Market values are calculated by multiplying the number of shares of our common stock subject to the award by the closing price per share of our common stock on the award date of $98.90.

[3]  The following table shows, for each named individual, the aggregate shares under stock awards and option awards held by that individual as of December 31, 2025 (all such awards were fully vested):

| Name | Aggregate Stock Awards Outstanding as of December 31, 2025[a] | Aggregate Option Awards Outstanding as of December 31, 2025 |
|---|---|---|
| Jacqueline K. Barton | 4,553 | 91,495 |
| Jeffrey A. Bluestone | 5,713 | 46,025 |
| Sandra J. Horning | 7,801 | 71,869 |
| Kelly A. Kramer | 19,110 | 99,752 |
| Ted W. Love | — | 22,453 |
| Harish M. Manwani | — | 89,376 |
| Javier J. Rodriguez | — | 68,813 |
| Anthony Welters | — | 67,864 |

[a]  Aggregate stock awards include vested RSUs for which receipt of the underlying shares of our common stock has been deferred. RSUs accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding RSUs. Dividend equivalents are accumulated and paid in cash when the underlying shares are issued.

[4]  Represents the grant-date fair value of the stock option awards comprised of 6,809 options with an exercise price of $98.90 per share made to each Board member on May 7, 2025 under the 2022 plan and vested immediately on the same date. The applicable grant-date fair value of each award was calculated in accordance with Topic 718 and did not take into account any estimated forfeitures related to such service vesting. Assumptions used in the calculation of grant-date fair value are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K for such fiscal year filed with the SEC.

[5]  Represents matching donations made by us to a charitable organization of (i) $15,000 on behalf of each of Dr. Barton, Dr. Love, and Mr. Rodriguez, (ii) $14,860 on behalf of Dr. Bluestone and (iii) $1,500 on behalf of Dr. Horning.

[6]  Dr. Bluestone and Dr. Horning elected to defer retainer fees of $95,000 and $132,521, respectively, as a cash deferral under our Deferred Compensation Plan.

# Audit Matters

<table>
<tr><td><strong>PROPOSAL</strong><br/><span style="font-size:2em">2</span></td><td>

## Ratification of the Selection of Independent Registered Public Accounting Firm

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 and has further directed that we submit the selection of our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has served as our auditor since 1988.

✔ **Our Board unanimously recommends a vote "FOR" Proposal 2.**

</td></tr>
</table>

## Annual Evaluation and Selection of Independent Auditor

To help support continuing auditor independence, our Audit Committee annually reviews Ernst & Young LLP's independence and performance in connection with the Committee's determination of whether to retain Ernst & Young LLP or engage another firm as our independent auditor. In the course of these reviews, our Audit Committee considers, among other things:

▶ Ernst & Young LLP's historical and recent performance on the Gilead audit;

▶ Ernst & Young LLP's institutional knowledge and expertise regarding Gilead's global business, accounting policies and practices and internal control over financial reporting;

▶ the professional qualifications of Ernst & Young LLP, the lead audit partner and other key engagement partners;

▶ Ernst & Young LLP's disclosures related to audit quality and performance, including recent Public Company Accounting Oversight Board (the "PCAOB") inspections;

▶ the appropriateness of Ernst & Young LLP's audit fees, including the fees that Ernst & Young LLP receives for non-audit services;

▶ the quality and candor of Ernst & Young LLP's communications with the Audit Committee and management; and

▶ the potential impact of changing our independent registered public accounting firm.

Based on this evaluation, our Audit Committee has determined that Ernst & Young LLP is independent and that it is in the best interests of Gilead and its stockholders to continue to retain Ernst & Young LLP to serve as our independent auditors for the 2026 fiscal year.

## Rotation of Lead Audit Partner

The Audit Committee requires the lead audit partner to be rotated at least every five years in accordance with PCAOB rules. The process for selection of Gilead's lead audit partner pursuant to this rotation involves a meeting between the Chair of our Audit Committee and the candidate for the role as well as discussion by the full Audit Committee and management. Our last rotation of lead audit partner was in 2023.

# Principal Accountant Fees and Services

Our Audit Committee is responsible for audit firm compensation. The aggregate fees billed or expected to be billed by Ernst & Young LLP for the years ended December 31, 2025 and 2024 for the professional services described below are as follows:

| Name | 2025 | 2024 |
|---|---|---|
| Audit Fees[1] | $12,096,190 | $15,199,417 |
| Audit-Related Fees[2] | $ 5,235 | $ 11,235 |
| Tax Fees[3] | $ 1,980,525 | $ 2,120,267 |
| All Other Fees[4] | — | $ 177,500 |
| Total | $14,081,950 | $17,508,419 |

[1] Represents fees related to the respective year's (i) integrated audit of our consolidated financial statements and internal control over financial reporting, (ii) review of our interim condensed consolidated financial statements, and (iii) audit services for other statutory or regulatory filings or engagements.

[2] Represents fees for other assurance and related services rendered during the respective year.

[3] Represents fees for domestic and international tax compliance and tax consultation services rendered during the respective year.

[4] Represents fees for miscellaneous permitted advisory services rendered during the respective year.

All of the services described above were pre-approved by our Audit Committee. The Committee concluded that the provision of these services by Ernst & Young LLP would not affect their independence.

# Pre-Approval Policy and Procedures

To minimize relationships that could impair the objectivity of Ernst & Young LLP, our Audit Committee adopted policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. Under this policy, our Audit Committee must pre-approve all services provided by Ernst & Young LLP, and the policy prohibits the engagement of Ernst & Young LLP for certain specified services. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is a persuasive business reason for using Ernst & Young LLP over other providers. The policy provides that, as a general rule of thumb, the fees for these other services should be less than 25% of total audit fees. Pre-approval may be given as part of our Audit Committee's approval of the scope of Ernst & Young LLP's engagement or on an explicit case-by-case basis before Ernst & Young LLP is engaged to provide each service. The pre-approval of services may be delegated by our Audit Committee to a member of the Audit Committee. Our Audit Committee receives quarterly reports on the scope of services provided to date and planned to be provided by Ernst & Young LLP in the future.

Representatives of Ernst & Young LLP are expected to be present at our Annual Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, our Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, our Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, our Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if our Audit Committee determines that such a change would be in the best interests of Gilead and our stockholders.

# Audit Committee Report

Our Audit Committee is composed of three directors and operates under a written charter adopted by the Board of Directors. Our Board has determined that all members of our Audit Committee are "independent" directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines.

Our Audit Committee oversees, on behalf of our Board, our corporate accounting, financial reporting process and systems of internal accounting and financial controls. Management has the primary responsibility for the financial statements, the reporting process and the system of internal control over financial reporting.

Our Audit Committee is responsible for the selection, appointment, retention, compensation and oversight of Gilead's independent registered public accounting firm, Ernst & Young LLP. Our Audit Committee reviewed and discussed with Ernst & Young LLP the auditors' independence from Gilead and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and our Audit Committee has discussed with Ernst & Young LLP its independence from Gilead. We also considered whether Ernst & Young LLP's provision of non-audit services to Gilead is compatible with the auditor's independence.

We have adopted auditor independence policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is an appropriate business reason for using Ernst & Young LLP over other providers. Our Audit Committee receives quarterly reports on the scope of services provided to date and those planned to be provided by Ernst & Young LLP in the future.

Our Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2025 with management and Ernst & Young LLP. Our Audit Committee has also reviewed and discussed with Ernst & Young LLP the matters required to be discussed with the Audit Committee by the applicable requirements of the PCAOB and the SEC.

Based upon these reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in Gilead's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC. Our Board has approved this inclusion.

Audit Committee

**Kelly A. Kramer,** *Chair*
**Ted W. Love, M.D.**
**Javier J. Rodriguez**

# Executive Officers

The names of our executive officers who are not also directors of Gilead and certain information about each of them as of March 20, 2026 (the filing date of this Proxy Statement) are set forth below.

See Mr. O'Day's biography above under "Nominees" on page 27.



## Dietmar Berger, M.D., Ph.D.

Age: **63**
Joined Gilead: **2025**

Position:
▶ **Chief Medical Officer**

**Role as Gilead's Chief Medical Officer:** Responsible for the company's leading virology, oncology and inflammation pipeline, as well as its global development and medical affairs organizations; together with the leadership team, Dr. Berger works to advance clinical development strategies and programs with the goals of changing the trajectory of disease and transforming care for patients and communities around the world

**Select Work Experience:**
▶ Board-certified internist, hematologist and oncologist with more than 25 years of extensive experience in developing and delivering innovative medicines across a broad range of therapeutic areas

▶ Prior to Gilead, served as Senior Vice President and Global Head of Development at Sanofi, a global healthcare company, from 2019 to 2024, where he led clinical development for therapeutic areas that included immunology, hematology, oncology, neuroscience, rare diseases, diabetes and cardiovascular medicine

▶ Prior to Sanofi, served as Executive Vice President and Global Head of Research & Development at Atara Biotherapeutics, as well as development and medical affairs roles at Genentech, Bayer Healthcare Pharmaceuticals and Amgen

▶ Professor of Medicine at the University of Freiburg Hospital in Freiburg, Germany

**Education:** Completed medical training in Freiburg, Germany; Basel, Switzerland; and Chicago; earned his M.D. and Ph.D. from the Albert-Ludwigs University School of Medicine



## Andrew D. Dickinson

Age: **56**
Joined Gilead: **2016**

Position:
▶ **Chief Financial Officer**

**Role as Gilead's Chief Financial Officer:** Responsible for the oversight of the company's global finance, corporate development, information technology, operations and strategy organizations

**Select Work Experience:**
▶ Joined Gilead in 2016 and served as head of the company's corporate development and strategy group, where he drove all of Gilead's licensing, partnership and acquisition transactions and guided investments into new areas

▶ Prior to Gilead, served as the global Co-Head of Healthcare Investment Banking at Lazard

▶ Earlier in his career, Mr. Dickinson served as General Counsel and Vice President of Corporate Development at Myogen Inc., which was acquired by Gilead in 2006

▶ Currently serves on the board of directors for Sutter Health, a nonprofit hospital system based in California

▶ Previously served on the board of directors of Galapagos NV and the Fosun Pharma and Kite joint venture in China, which was established in 2017

**Education:** Earned his bachelor's degree in molecular, cellular and developmental biology from the University of Colorado at Boulder and his Juris Doctor from Loyola University Chicago



# Johanna Mercier

Age: **56**
Joined Gilead: **2019**

Position:
▶ **Chief Commercial and Corporate Affairs Officer**

**Role as Gilead's Chief Commercial and Corporate Affairs Officer:** Responsible for driving top-line revenue growth and expanding access to Gilead's therapies across virology, oncology and inflammation for patients around the world; in late 2025, she took on additional responsibility for the company's public affairs and government affairs functions worldwide, helping shape Gilead's messaging, bolstering its reputation with stakeholders and strengthening its relationships with global policymakers

**Select Work Experience:**
▶ Central to Gilead's portfolio diversification, improving the company's long-term growth prospects, expanding patient access and developing commercial strategy
▶ Orchestrated the historic launch of a novel, long-acting option for HIV prevention and the swift delivery of its first shipments to low- and middle-income countries within five months of U.S. approval; today Ms. Mercier leads efforts to establish it as a standard of care and to expand access around the world in pursuit of ending the HIV epidemic

▶ Led the rapid launch and global access efforts for Gilead's COVID-19 antiviral on an accelerated timeline during the height of the pandemic, while also driving Gilead's response to the crisis, including product donations
▶ Champion of responsible, ethical use of artificial intelligence to speed medicine to patients
▶ Passionate advocate for the future of transformational healthcare and improving patient access on a global scale, serving on the boards of Arcus Biosciences, Neurocrine Biosciences and the University of Southern California's Leonard D. Schaeffer Center for Health Policy and Economics
▶ Prior to Gilead, spent 25 years at Bristol Myers Squibb, where she held senior leadership roles across the U.S. and international markets

**Education:** Earned her bachelor's degree in biology from the University of Montreal and her MBA from Concordia University

---



# Keeley M. Cain Wettan

Age: **52**
Joined Gilead: **2011**

Position:
▶ **Executive Vice President, General Counsel, Legal & Compliance**

**Role as Gilead's Executive Vice President, General Counsel, Legal & Compliance:** Responsible for overseeing the company's global legal and compliance functions; advises the Board of Directors and senior leadership on legal, regulatory, governance, risk and compliance matters; also oversees the corporate responsibility function and serves as Chair and Secretary of the Gilead Foundation

**Select Work Experience:**
▶ Joined Gilead in 2011 and has held a series of leadership positions that have shaped the company's legal and compliance strategy; most recently served as Senior Vice President, Global Legal Business Partners, leading teams that provide legal support to Gilead's business units worldwide

▶ Also oversaw the company's litigation and investigations group, where she managed complex legal disputes and government investigations, as well as the company's corporate governance and strategic transactions group, where she played a key role in board and governance matters, mergers and acquisitions and other strategic initiatives
▶ Prior to Gilead, practiced law at Simpson Thacher & Bartlett and advised corporate clients on general litigation, government investigations and legal strategy

**Education:** Earned her bachelor's degree in political science from the University of Iowa and her Juris Doctor from the University of California, Berkeley School of Law

# Executive Compensation

## Advisory Vote to Approve the Compensation of Our Named Executive Officers

Based upon a vote of stockholders at our 2025 annual meeting of stockholders, and following our Board's recommendation for an annual advisory vote to approve the compensation of the Named Executive Officers, we are providing stockholders with an advisory vote to approve the compensation of our Named Executive Officers, as required by Section 14A of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Although the vote is non-binding, our Board and Compensation and Talent Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions affecting our executive officers.

We encourage our stockholders to read the Compensation Discussion and Analysis, beginning on page 51. which describes the details of our executive compensation program and the decisions made by the Compensation and Talent Committee in 2025. Our 2025 corporate achievements are described under "Corporate Performance Metrics and Achievements for 2025" in the Compensation Discussion and Analysis.

Our stockholders are being asked to approve by advisory vote the following resolution relating to the compensation of the Named Executive Officers in this Proxy Statement:

"RESOLVED, that Gilead's stockholders hereby approve the compensation paid to Gilead's executive officers named in the Summary Compensation Table of this Proxy Statement, as that compensation is disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the various compensation tables and the accompanying narrative discussion included in this Proxy Statement."

The vote on this resolution is not intended to address any specific element of compensation. Rather the vote relates to the compensation of the Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

Under our Board's policy of providing annual advisory votes on executive compensation, the next such vote is expected to occur at the 2027 annual meeting of stockholders.

✔ **Our Board unanimously recommends a vote "FOR" Proposal 3.**

# Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the components of our executive compensation program and the 2025 decisions of the Compensation and Talent Committee of our Board (our "Compensation and Talent Committee" or "Committee") for our 2025 Named Executive Officers (or "NEOs"), who are set forth below. As of December 31, 2025, Gilead had four executive officers.



**Daniel P. O'Day**
Chairman and Chief Executive Officer ("Chief Executive Officer" or "CEO")



**Andrew D. Dickinson**
Chief Financial Officer



**Johanna Mercier**
Chief Commercial and Corporate Affairs Officer



**Dietmar Berger, M.D., PH.D.**
Chief Medical Officer[1]



**Deborah H. Telman**
Former Executive Vice President, Corporate Affairs and General Counsel[2]

[1]   Dr. Berger commenced employment as Gilead's Chief Medical Officer on January 2, 2025.

[2]   As discussed below, Ms. Telman ceased to serve as Gilead's Executive Vice President, Corporate Affairs and General Counsel on December 5, 2025, and her employment with the company terminated without cause later in December.

## 2025 Business Highlights

In 2025, Gilead delivered strong financial and strategic results that directly reflect continued execution against our long-term ambitions and strategic priorities. Key achievements for the year include:

▶ Robust HIV sales performance driven by Biktarvy and our HIV prevention portfolio

▶ Significant progress with Yeztugo for PrEP

  ▶ First regulatory approvals in commercial and access markets

  ▶ 2025 Prix Galien USA Award for Best Pharmaceutical Product

  ▶ Expanded global access through partnerships that accelerated delivery to high incidence regions

▶ Advancement of Gilead's oncology strategy

  ▶ Presented compelling clinical data at major global medical conferences, demonstrating progress across solid tumor and hematologic programs

  ▶ Prepared for potential launches in 2026 of Trodelvy in 1L mTNBC and anito-cel in 4L+ R/R MM

▶ Execution of major U.S. manufacturing and R&D investments

  ▶ Reinforced long-term value creation goals, innovation and the strength of our domestic growth strategy

Following a strong fiscal 2025 marked by solid financial results and total shareholder return, as we enter 2026, Gilead is well-positioned to build on this momentum, supported by a strong commercial foundation, the most robust pipeline in our history and a clear strategic roadmap that we believe will continue to deliver patient impact and shareholder value in the years ahead.

## STRENGTHENING OUR PIPELINE AND PORTFOLIO

Gilead advanced the most robust pipeline in its history in 2025, marked by meaningful progress across virology, oncology and inflammation programs. These advancements reflect our commitment to driving innovation, patient impact and long-term shareholder value.

| HIV Prevention | HIV Tx Progress | Oncology Pipeline Progress | Product Launch Momentum |
|---|---|---|---|
| FY25 HIV Prevention growth of +47% YoY | Results from two Phase 3 trials demonstrated that combining bictegravir and lenacapavir achieved statistically non-inferior viral suppression with no new safety concerns | Compelling clinical data generated: Four Phase 3 readouts in solid tumors including positive data for Trodelvy in 1L mTNBC and pivotal data for anito-cel in 4L+ R/R MM | Livdelzi market share leader in 2L+ PBC |
| Yeztugo advancement through key regulatory approvals | | | Potential launches of anito-cel in 4L+ R/R MM, bulevirtide in HDV, and Trodelvy in 1L mTNBC in 2026 |

In 2025, Gilead delivered meaningful product achievements that reflect our strategic execution and accountability for advancing long-term value creation. Advancements across our portfolio demonstrated disciplined execution and a sustained focus on patient impact.

| +46% YoY Sales Growth Descovy for PrEP | $150 MILLION 2025 Sales Yeztugo | $14.3 BILLION 2025 Sales Biktarvy | $373 MILLION 2025 Sales Livdelzi |
|---|---|---|---|

## COMMITTED TO FINANCIAL RESULTS AND SHAREHOLDERS RETURNS

Gilead delivered strong financial performance in 2025, demonstrating effective commercial execution and the strength of the company's strategy.

| $28.9 BILLION 2025 Total Product Sales +1% Increase compared to 2024 | $6.78 GAAP Diluted EPS $8.15 Non-GAAP Diluted EPS[1] | $5.9 BILLION Returned to shareholders through dividends and share repurchases |
|---|---|---|

Our achievements in 2025, along with our continued focus on disciplined expense management, resulted in a 37% total shareholder return in 2025. We exceeded the median total shareholder return achieved by both our compensation peer group and the Nasdaq Biotech Index not only in 2025, but also over the three- and five-year periods shown below:



[1] Financial metrics are reported and reconciled in Appendix A.

# Stockholder Engagement and 2025 Say-on-Pay Vote

At the 2025 annual meeting of stockholders (the "2025 Annual Meeting"), 91% of votes were cast in favor of the compensation of our Named Executive Officers. Our Compensation and Talent Committee carefully reviews voting results and feedback from our stockholder engagement activities when making executive compensation decisions and remains committed to open and ongoing stockholder engagement. The insights we have gained from our stockholder engagement over the years have been helpful to management and the Board in guiding our corporate policies and practices.



We contacted holders of **58%** of our outstanding shares

Our Lead Independent Director met with holders representing
**30%**
of our outstanding shares

We met with holders representing
**42%**
of our outstanding shares

Consistent with prior years, we engaged in stockholder outreach efforts throughout 2025.

In 2025, we contacted stockholders representing approximately 58% of our outstanding shares to gain valuable insights on the issues that matter most to our stockholders.

Of those that we contacted, we met with stockholders representing approximately 42% of our outstanding shares. Our Lead Independent Director and engagement team met with stockholders representing approximately 30% of our outstanding shares.

During these meetings, we discussed key governance and corporate responsibility topics, including Board refreshment and composition, human capital management, and health equity and environmental initiatives. We also asked our stockholders for their perspectives and feedback on our executive compensation program.

Our stockholders expressed general satisfaction and did not raise any material concerns regarding our executive compensation program. After carefully reviewing feedback from our stockholder engagement activities, the Committee did not make any changes to our executive compensation program and policies as a result of the most recent say-on-pay vote in 2025.

Stockholders may express their views directly to our Compensation and Talent Committee as described in our "Stockholder Communications with the Board" policy, available on our website at www.gilead.com on the Investors page under "Governance."

# Compensation Philosophy

At Gilead, our mission is to discover, develop and deliver innovative therapeutics for people with life-threatening diseases. To succeed, we must attract, engage and retain highly talented individuals who are committed to our mission and core values of integrity, inclusion, teamwork, accountability and excellence. Our executive compensation program is built on the following fundamental principles that we believe are imperative to achieving our mission while also balancing the long-term interests of our stockholders:

| | | |
|---|---|---|
| ▶ Pay-for-Performance | ▶ Short- and Long-Term Balance | ▶ Value Optimization |
| ▶ Market Competitiveness | ▶ Stockholder Alignment | |

We maintain "best-in-class" governance standards for the oversight of our executive compensation program, as evidenced by the following policies and practices in effect during 2025:

| WHAT WE DO | WHAT WE DO NOT DO |
|---|---|
| ✔ Ongoing outreach and engagement with major stockholders on executive compensation governance | ✖ No repricing of stock options without stockholder approval |
| ✔ Rigorous annual incentive performance metrics with financial goals weighted at 60% of the total award opportunity and pipeline, product and people goals weighted at 40%, and with an individual performance modifier applicable to all NEOs other than our Chief Executive Officer | ✖ No single trigger change in control benefits |
| | ✖ No change in control excise tax gross-ups |
| | ✖ Employees and directors are prohibited from hedging and pledging our stock |
| ✔ Grant long-term equity awards that are 75% performance-based, with 50% awarded in the form of performance shares, based on pre-established measures and goals set at the beginning of the three-year performance period | ✖ No dividend or dividend equivalent rights payable on unearned or unvested equity awards |
| | ✖ No defined benefit pension or supplemental executive retirement plan (SERP) benefits |
| ✔ Clawback policies that cover both time- and performance-based cash and equity awards and require clawback in the event of a financial restatement as well as allow for clawback in the event of significant misconduct | ✖ No fixed term employment agreements |
| ✔ Cap annual cash incentive and long-term performance share award payouts at reasonable levels | |
| ✔ Set pre-established grant dates for executive officers' annual equity awards | |
| ✔ Compensation and Talent Committee's independent consultant performs no other work for Gilead | |
| ✔ Conduct annual assessments to identify and mitigate risk in our compensation programs | |
| ✔ Robust executive stock ownership guidelines | |

# Compensation Overview

## Elements of Annual Compensation

Our Compensation and Talent Committee annually reviews our Named Executive Officers' target total direct compensation, payment criteria, goals and pay outcomes. **Based on this review, the Committee believes our executive compensation program is fair and delivers pay that is aligned with execution against our financial and strategic goals and creation of long-term stockholder value.**

A summary of the components of our Named Executive Officers' compensation awarded or earned during 2025 is set forth below:

## Compensation Components

### Base Salary

**Payment Criteria**

Fixed annual compensation reviewed annually with any increases generally effective March 1

**2025 Compensation Summary**

Our Named Executive Officers received modest base salary increases ranging from 1.4% to 3.0% over 2024 levels (other than Dr. Berger, who was newly hired and not eligible for a base salary increase), consistent with increases given to salaried employees company-wide

### Annual Cash Incentive

**Payment Criteria**

- Corporate performance assessed on:
  - Financial results: 60%
  - Pipeline, Product and People results: 40%
- Individual performance modifier applies for all Named Executive Officers other than the CEO
- Maximum payout = 200% of target

**2025 Compensation Summary**

- Annual incentive earned at 180% of target for our CEO, based on corporate performance against pre-set rigorous metrics
- Annual incentive earned at 161% to 181% of target for other Named Executive Officers, based on corporate and individual performance

### Long-Term Incentive ("LTI") Compensation

**2025 Performance Shares**

- 50% delivered in performance shares earned over three years based on relative TSR and, new for 2025 in response to stockholder feedback, a multi-year adjusted EPS growth metric
  - There is no payout if performance falls below a minimum threshold
  - Relative TSR awards are capped at target if absolute TSR is negative, regardless of relative performance
- 25% delivered in stock options that vest over four years beginning with one-quarter vesting one year after grant, and the remainder vesting in equal quarterly installments after year one
- 25% delivered in restricted stock units that vest over four years beginning with one-quarter vesting one year after grant, and the remainder vesting in equal quarterly installments after year one

**2025 Compensation Summary**

- 2023 performance shares, were earned as follows:
  - Relative TSR performance shares were earned at 200.00% of target based on 88.2 percentile TSR against the companies in the S&P Healthcare Sub-Index
  - Absolute Revenue performance shares were earned at 149.42% of target

# Pay and Performance Alignment

Our industry's business model is characterized by significant capital investment, long lead times for discovery and development and unpredictable outcomes due to the nature of developing medicines for human use.

Our business involves multi-year development cycles, in which realization of the return on investments in our product pipeline may take up to 12 years or more. **Thus, our executive compensation program focuses not only on the successful progression of research programs, clinical trials and the launch of new products, but also on performance across a range of shorter-term metrics that advance our long-term strategy and longer-term value creation for our stockholders.** As a result of long development cycles, success in the early phases of development, while critical to achieving our long-term strategy and short-term goals, may not be reflected in our operating performance and share price for several years.

Long-term equity incentives, awarded in the form of performance shares, stock options and restricted stock units, make up the single largest component of our executives' annual pay opportunity. As a result, a substantial portion of the target total direct compensation ("TDC") for each Named Executive Officer is at-risk and tied directly to Gilead's performance with an appropriate balance between the short- and long-term, as shown below. Target TDC is comprised of annual base salary, target annual incentive, and target annual long-term equity incentives.

**CHIEF EXECUTIVE OFFICER**



**OTHER NAMED EXECUTIVE OFFICERS (AVERAGE)**



Our programs are structured so that the target pay opportunity is not representative of actual realized pay unless we perform. For example, our performance share awards are directly impacted by our adjusted EPS growth achievement, relative TSR performance and stock price. When actual adjusted EPS growth and relative TSR performance is below target, the number of shares earned is also below the target number granted. This realizable value is then further impacted if the stock price declines below grant value. In addition, our restricted stock units decrease in value when our stock price declines, and our stock options have no value unless and until the stock price exceeds the grant date exercise price.

# Named Executive Officers' 2025 Annual Compensation

## Base Salaries

Our Compensation and Talent Committee reviews and approves our Chief Executive Officer's base salary, subject to ratification by the independent members of our Board. For 2025, the Committee approved, and our Board ratified, a 1.4% salary increase for Mr. O'Day.

Mr. O'Day presented his recommendations for our other Named Executive Officers' base salary increases to our Compensation and Talent Committee, based on his assessment of individual achievements during 2024, expectations for their roles moving forward, as well as competitive market positioning. The approved increases were effective as of March 1, 2025 and aligned with those given to salaried employees company-wide. Dr. Berger was not eligible for a base salary increase due to being newly hired.

The 2025 base salaries for our Named Executive Officers were as follows:

| Named Executive Officer | 2025 Base Salary (Annualized) | % Base Salary Increase |
|---|---|---|
| Mr. O'Day | $ 1,800,000 | 1.4% |
| Mr. Dickinson | $ 1,123,000 | 3.0% |
| Ms. Mercier | $ 1,189,000 | 3.0% |
| Dr. Berger | $ 1,000,000 | N/A |
| Ms. Telman | $ 1,002,000 | 3.0% |

## Annual Incentive

**Our annual incentive plan is designed to reward performance that supports our corporate strategy and drives desired leadership behaviors. The annual incentive plan aligns with our corporate strategy by focusing on short-term financial, pipeline, product and people metrics that serve as building blocks for our future product development and position us to deliver longer-term value to stockholders.**

As in prior years, our Chief Executive Officer's annual incentive was tied solely to our corporate performance, with our Chief Executive Officer's individual performance factor being the same as our corporate performance factor. Our other Named Executive Officers' annual incentives were based on the achievement of the same corporate performance metrics that applied to our Chief Executive Officer, as well as individual performance goals, with award amounts determined by the following formula:



| Base Salary | x | Target Incentive | x | Corporate Performance Factor 0% – 150% | x | Individual Performance Factor 0% – 150%[1] | = | Actual Incentive Award 0% – 200% |

[1] CEO performance is tied 100% to corporate performance. For purposes of calculating the CEO award, the individual performance factor is set equal to the corporate performance factor. Commencing with the 2026 annual incentive plan, the Committee has eliminated application of the corporate performance factor as an individual modifier for the CEO's award and funding of the CEO's bonus will equal the corporate performance factor.

Both the company performance factor and individual performance factor can range from 0% to 150% achievement, with the **maximum cash incentive payout capped at 200% of target.** If the overall corporate performance factor for the year was less than 50%, no award would have been earned.

### Target Annual Incentive Opportunities

Consistent with past years, the Compensation and Talent Committee set the 2025 target annual incentive opportunity at 150% of salary for our CEO and 100% of salary for our other Named Executive Officers. Actual earned amounts could range from 0% to 200% of the target opportunity, based on achievement of the relevant corporate and individual performance objectives.

## Corporate Performance Metrics and Achievements for 2025

Our Compensation and Talent Committee reviews our executive compensation program annually to ensure that it drives desired leadership behaviors, is aligned with our corporate strategy, and links our executives' pay with the long-term interests of our stockholders. As part of this review, in February 2025, the Committee approved increasing the weighting of the financial metrics under the annual incentive plan from 50% to 60% and decreasing the weighting of the strategic metrics from 50% to 40%. The increase in the weighting of financial metrics incentivizes the company's executives to focus on key short-term metrics that drive our ability to invest in and advance our pipeline while reinforcing our commitment to disciplined expense management. Each of our financial goals and many of our strategic goals are quantitative and tied to pre-established targets. The Committee then reviews our performance against these metrics after the end of the year. Based on our performance, the Committee calculated a corporate performance factor between 0% and 150% achievement for each of the metrics, as shown below.

The Committee approved adjusted net product revenue and adjusted operating income goals as our financial goals for 2025 because they drive our ability to invest in and advance our pipeline which in turn positions us to deliver longer-term value to stockholders. For purposes of the 2025 annual incentive plan, the Committee approved adjusted net product revenue and adjusted operating income performance goals that excluded Veklury revenue, consistent with the approach used in 2021 through 2024. **The 2025 approved adjusted net product revenue and adjusted operating income targets, excluding Veklury revenue, were above the 2024 actual adjusted net product revenue and adjusted operating income results.** When setting the goals, the Committee determined to continue its 2022 process for separately assessing Veklury performance in incentive plan results, applying a 0.75x to 1.25x modifier to the corporate performance factor to reflect Veklury's potential impact while maintaining focus on other parts of the business. This was done in light of the continued highly unpredictable nature of COVID-19 infection rates (and resulting Veklury revenues) and the Committee's desire to incentivize performance around our core businesses which are vital to our longer-term performance.

After considering Gilead's 2025 financial performance within our core businesses, the Committee approved a 1.00x modifier to the corporate performance factor for Veklury, resulting in no change to otherwise earned annual incentive payouts. **Based on this assessment and the achievements described below, our Compensation and Talent Committee certified an overall corporate performance factor of 134% of target for our Named Executive Officers,** other than Ms. Telman, who received a pro-rated target annual bonus payout pursuant to the Gilead Sciences, Inc. Severance Plan.



**60% Financial Metrics**

| Metric[1] | Weighting | Threshold | Target | Maximum | Performance Factor | Resulting Payout Percentage |
|---|---|---|---|---|---|---|
| Adjusted Net Product Revenue<br>No Payout Earned<br>Actual Performance **$28,004M** | 35% | $25,660M | $27,011M | $27,686M | 150% | 52.5% |
| Adjusted Operating Income<br>No Payout Earned<br>Actual Performance **$12,785M** | 25% | $10,886M | $12,095M | $12,700M | 150% | 37.5% |
| | | | | | **Financial Results** | **90.0%** |

[1] Financial metrics are reported and reconciled in Appendix A.

 **40%** **Strategic: Pipeline, Product and People Metrics**

| Metric | Overall Weighting | Actual | Performance Factor | Resulting Payout Percentage |
|---|---|---|---|---|
| **Pipeline** | | | | |
| Introduce nine new molecular entities ("NMEs") into the Development portfolio and achieve key pipeline milestones | **20%** | ▶ Introduced a total of 9 NMEs into the Development portfolio as of year-end<br>▶ Filed PURPOSE 1 & 2 in 8 geographies<br>▶ Completed ASCENT-03 topline progression-free survival (PFS) primary readout in May 2025 with sBLA completed in September 2025<br>▶ Completed ASCENT-04 PFS readout in April 2025<br>▶ Achieved ISLEND-1&2 last patient in May 2025, ahead of schedule<br>▶ Achieved Next Gen Lymphoma first site activation in Q4<br>▶ Filed BLA for iMMagine-1 in Q4 | 110% | 22% |
| **Product** | | | | |
| Achieve commercialization launch milestones<br>▶ Achieve Len4PrEP total U.S. patients of 8,700 as of November 2025<br>▶ Achieve Livdelzi total U.S. patients of 5,400 as of December 2025 | **10%** | ▶ Achieved 7,276 Len4PrEP U.S. patients as of November 2025, resulting in below target achievement<br>▶ Treated 5,852 Livdelzi total patients as of December 2025, resulting in maximum achievement | 104% | 10% |
| **People** | | | | |
| Foster employee engagement and inclusion | **10%** | ▶ Conducted a global employee survey which showed a 4% increase in overall employee engagement and a 5% increase in employee belonging compared to 2024 | 120% | 12% |

**Pipeline, Product and People Results 44%**

**Overall Corporate Performance Factor 134%**

# Individual Performance



**I AM BOLD** in aspiration and **AGILE** in execution.

**I CARE** and make time for people.

**I LISTEN**, speak openly and explain the "why."

**I TRUST** others and myself to make sound decisions.

**I OWN** the impact of my words and actions.

Other than with respect to our Chief Executive Officer, whose annual incentive opportunity was based entirely on corporate performance, our Compensation and Talent Committee also considered Named Executive Officers' individual contributions to the achievement of key research and development, commercial, financial and operational objectives. The Committee focused on both the results against the individual performance objectives that supported our corporate goals and the officer's demonstration of our Core Values – Integrity, Inclusion, Excellence, Teamwork and Accountability – and our Leadership Commitments, as described above.

Individual performance objectives were determined and communicated to executives at the beginning of the year. Achievement of the factors could range from 0% to 150% and reflect the extent to which each Named Executive Officer's personal contributions were determined to benefit our overall corporate performance, to exceed or fall short of the officer's individual objectives for the year and to model our Core Values and Leadership Commitments.

The table below summarizes select achievements for each Named Executive Officer, other than our Chief Executive Officer and Ms. Telman, who received a pro-rated target annual bonus payout pursuant to the Gilead Sciences, Inc. Severance Plan as described below.

| **Executive Officer** | **Select 2025 Achievements** |
|---|---|
|  <br> **Mr. Dickinson** <br> Chief Financial Officer | ▶ Mr. Dickinson continues to lead Gilead in maintaining a strong focus on financial discipline and long-term operational efficiency. In 2025, Gilead generated $10.0 billion in operating cash flow, returned $5.9 billion to shareholders through dividends and share repurchases, and optimized its capital structure by repaying $1.75 billion in debt. <br><br> ▶ In 2025, with Mr. Dickinson's guidance, Gilead's Corporate Development team executed 15 transactions to continue building our R&D portfolio, including addition of LEO Pharma's STAT6 degrader, acquisition of Interius BioTherapeutics, and strategic collaboration with Kymera and OncoNano, among others. <br><br> ▶ Under Mr. Dickinson's leadership, Gilead IT prioritized consolidating core platforms, accelerating cloud and AI adoption, and enhancing employee experience—achieving 93% on-time delivery. The foundation for transformative technologies is now in place with a majority of the enterprise on one SAP S4 instance and the Enterprise AI & Technology strategy delivering early milestones to rapidly adopt and scale AI. <br><br> ▶ Additionally, the Corporate Operations team continues to deliver major capital projects on time and on budget – achieving key milestones for the new ground-up research facility, building new biologics-enabling lab capabilities in Foster City, California, and optimizing our global footprint for efficiency and sustainability. |

| Executive Officer | Select 2025 Achievements |
|---|---|
|  **Ms. Mercier** Chief Commercial and Corporate Affairs Officer | ▶ In 2025, with a focus on commercial execution, Ms. Mercier and the Gilead Commercial organization exceeded budget targets by driving strong performance across Gilead's innovative portfolio, including HIV, oncology, and liver disease while proactively planning for external challenges to our core business, such as the impact of the Inflation Reduction Act and negotiating the Most-Favored-Nation agreement to best position Gilead for the future.<br>▶ Ms. Mercier led the successful U.S. launch of Yeztugo (lenacapavir), the first twice-yearly option for HIV prevention, achieving >85% U.S. payer access roughly three months ahead of schedule, with expectations to reach 90% by mid-2026, while preparing for its future launches globally. Her team was key in securing Gilead's partnerships with the Global Fund as well as with the U.S. State Department and PEPFAR to deliver lenacapavir for HIV prevention for up to two million people in primarily low- and lower-middle income countries.<br>▶ Following positive results from two groundbreaking Phase 3 clinical trials of Trodelvy, a first-in-class Trop-2 antibody drug conjugate, in first-line metastatic triple-negative breast cancer. Ms. Mercier and her team have been working towards the highly anticipated U.S. launch, pending FDA approval in 2026. |
|  **Dr. Berger** Chief Medical Officer | ▶ Under Dr. Berger's leadership, Gilead's clinical portfolio continued to expand, including the approvals of Yeztugo/Yeytuo for HIV PrEP, positive results for Trodelvy in metastatic triple-negative breast cancer with the ASCENT-03 and ASCENT-04 trials, and positive results for bictegravir and lenacapavir in HIV treatment (ARTISTRY-1 and -2 trials).<br>▶ Dr. Berger was instrumental in moving 9 programs from Gilead Research or external partners into the Development portfolio as well as overseeing continued expansion in Inflammation. As of the end of 2025, 53 clinical stage programs were underway under Dr. Berger's leadership, including his oversight of benefit/risk as Gilead's Chief Medical Officer.<br>▶ Dr. Berger managed the Medical Affairs organization that helped launch Yeztugo (twice-yearly lenacapavir for PrEP). The Medical Affairs organization continued to provide medical information across our therapeutic areas to practicing caregivers around the world for all of Gilead's therapies, including Biktarvy, Trodelvy, Veklury, Livdelzi and Yeztugo. |

## Annual Incentive Decisions

The Committee approved final annual incentive awards based on our corporate performance and individual performance for our Named Executive Officers other than our Chief Executive Officer. Based on our corporate performance, the Committee recommended, and the independent members of our Board ratified, the annual incentive award for our Chief Executive Officer. As a result, the following payments were approved for 2025:

| Named Executive Officer | Base Salary | Target Incentive Opportunity (as % of Salary) | Target Incentive Opportunity | Corporate Performance Factor | Individual Performance Factor | Total Award Value |
|---|---|---|---|---|---|---|
| Mr. O'Day | $ 1,800,000 | 150% | $ 2,700,000 | 134% | 134%[1] | $ 4,848,120 |
| Mr. Dickinson | $ 1,123,000 | 100% | $ 1,123,000 | 134% | 130% | $ 1,956,266 |
| Ms. Mercier | $ 1,189,000 | 100% | $ 1,189,000 | 134% | 135% | $ 2,150,901 |
| Dr. Berger[2] | $ 997,260 | 100% | $ 997,260 | 134% | 120% | $ 1,603,594 |

[1] CEO performance is tied 100% to corporate performance. For purposes of calculating the CEO award for 2025, the individual performance factor was set equal to the corporate performance factor.

[2] Dr. Berger's award was pro-rated based on his start date of January 2, 2025.

## Long-Term Equity Compensation

Our long-term equity compensation program is designed to link our executives' pay with the long-term interests of our stockholders, help competitively position target compensation opportunities for our executives and provide meaningful retentive value. As part of our Compensation and Talent Committee's annual review of our executive compensation program described above, our Committee reviews our long-term equity compensation program to ensure alignment with our executive compensation philosophy. As a result of its annual review, in March 2025, the Committee approved replacing the annual revenue metric in the performance shares with a multi-year adjusted EPS growth metric. The table below shows the components of the long-term equity compensation program approved by the Committee for 2025, which is comprised of performance shares, stock options and restricted stock units, with performance shares emphasized:



**25% Restricted Stock Units**
Promotes retention and alignment with long-term stockholders

**25% Stock Options**
Value is only realized if stock price appreciates

**50% Performance Shares**
Payout is based on performance financial metrics comprised of 50% relative TSR, by value, and 50% adjusted EPS growth, by value

## 2025 Annual Long-Term Equity Decisions

Our Compensation and Talent Committee approved equity awards in the amounts set forth below, which reflect approved grant-date values and not actual delivered or realized compensation. When setting target long-term equity award values, our Committee evaluated each Named Executive Officer's performance during the prior year, his or her expected future contributions and his or her market position compared to the competitive market.

The following table sets forth the value of the equity awards approved by our Committee and, for our Chief Executive Officer, ratified by the independent members of our Board. Mr. O'Day's target long-term equity award value was increased 9% over his 2024 target award value in recognition of his expected future contributions and to further tie his compensation with Gilead's long-term performance, and Ms. Telman's target long-term equity award value was increased 11% over her 2024 target award value as her compensation continued to be adjusted to market levels, although her 2025 equity awards were forfeited in connection with her termination of employment in December 2025.

| Named Executive | Total Target Equity Award Value Approved by the Compensation and Talent Committee 2025 |
|---|---|
| Mr. O'Day | $ 18,000,000 |
| Mr. Dickinson | $ 5,200,000 |
| Ms. Mercier | $ 5,200,000 |
| Dr. Berger | $ 4,000,000 |
| Ms. Telman | $ 3,600,000 |

## 2025 Performance Share Awards

All measures and goals were pre-established at the beginning of the three-year performance period.

As part of its annual review of our long-term equity incentive program, our Committee conducts an annual review of the performance share award design, including performance measures and associated payout levels, the rigor of the performance goals and their alignment with performance. **In March 2025, the Compensation and Talent Committee reviewed and established a new program design for the 2025 performance share awards based on input from management, the Committee's independent compensation consultant, FW Cook, and shareholder discussions.** The performance share awards granted by our Compensation and Talent Committee in 2025 were divided into two equally weighted tranches: one subject to three-year relative TSR performance conditions and one subject to two-year adjusted EPS growth followed by a one-year service period. The adjusted EPS growth metric was weighted equally in each of the two years and measured against pre-established performance targets. The adjusted EPS growth

metrics were established based on a review of the company's internal EPS budget for the performance period. Our Committee determined that relative TSR and adjusted EPS growth were appropriate performance measures as they both drive behaviors that the Committee wants to reinforce and align pay directly with stockholder returns. The 2025 performance shares are generally subject to continued employment through certification of the TSR performance achievement.

*Relative TSR Portion.* The performance-based vesting requirement for the relative TSR performance shares is tied to our TSR for the performance period from March 1, 2025 through December 31, 2027, relative to the companies comprising the S&P Healthcare Sub-Index. The S&P Healthcare Sub-Index was selected for comparison because it enables our Committee to assess our performance against an objective peer group of industry relevant competitors. The Committee evaluated relative TSR performance against the same comparator group in prior years.

| TSR Percentile vs. Comparator Group | % of Target Paid |
|---|---|
| 81st or above | 200% |
| 50th | 100% |
| 20th or below | 0% |

**If our absolute TSR is negative, the vesting opportunity is capped at 100% of target, regardless of our relative performance.** To receive the earned performance shares, an executive officer must generally remain employed with us through the date following the end of the performance period when our Compensation and Talent Committee certifies performance achievement.

*2025 Adjusted EPS Growth Portion.* The adjusted EPS growth metric for the 2025 performance shares is weighted equally between the 2025 tranche and 2026 tranche and measured against targets and goals established in March 2025. To receive the earned performance shares, an executive officer must generally remain employed with us through the date following the end of the full three-year performance period when our Compensation and Talent Committee certifies TSR performance achievement.

| Measure | Threshold (90%) | Target (100%) | Maximum (107.5%) | 2025 Performance | Actual Earned |
|---|---|---|---|---|---|
| 2025 Adjusted EPS Growth ($) | ≤6.54 | 7.26 | ≥7.81 | 7.92 | 200% |

| 2025 – 2027 EPS Score | | | |
|---|---|---|---|
| Measure | 2025 | 2026 | 2025-2027 Actual Earned |
| Adjusted EPS Growth[1] | 200% | Target growth pre-established and to be disclosed following achievement | TBD |

[1] Financial metrics are reported and reconciled in Appendix A.

## 2025 Stock Options

Our Compensation and Talent Committee believes that stock options provide an appropriate incentive for our executives because they will deliver value only if our stock price appreciates from the date of grant, which benefits all stockholders. Stock options granted to our Named Executive Officers have a 10-year contractual term and vest over a four-year service period. One-quarter of these options vest one year from the grant date, and the remaining stock options vest in equal quarterly installments thereafter (assuming the continued service of the executive officer through the applicable vesting date).

## 2025 Restricted Stock Units

Our Compensation and Talent Committee believes that restricted stock units promote alignment of our executives' interests with those of our stockholders and the long-term retention of our executives. Restricted stock units granted to our Named Executive Officers vest over a four-year service period. One-quarter of these restricted stock units vest one year from the grant date, and the remaining restricted stock units vest in equal quarterly installments thereafter (assuming the continued service of the executive officer through the applicable vesting date).

## 2023 Performance Share Awards Earned

The 2023 performance share awards approved for our then-serving Named Executive Officers in 2023 were subject to an approximate three-year performance period and continued employment through certification of performance achievement:

▶ The vesting requirement for the TSR tranche was tied to our relative TSR for the performance period from March 1, 2023 through December 31, 2025, compared to the TSR of the companies comprising the S&P Healthcare Sub-Index over such period; and

▶ The vesting requirement for the revenue tranche was based on our level of achievement with respect to net product revenue goals established for each of 2023, 2024 and 2025 (one-third each year).

In February 2025, our Committee established the net product revenue performance goal for 2025 of $28.4 billion (at target), which included Veklury revenue, with the payout level ranging from 0% to 200% of target. In contrast to the separate revenue assessments established under the annual incentive plan, and consistent with prior years, the Committee included revenue from Veklury in setting the performance share program revenue target resulting in a higher revenue target than the 2025 revenue target under our annual incentive plan. The 2025 net product revenue goal aligned with our forecast for 2025.

In February 2026, our Compensation and Talent Committee certified final performance achievements for the 2023 performance share awards. Our three-year relative TSR was at the 88.2 percentile, resulting in a payout of 200% of target for the TSR-based awards. Our net product revenue exceeded the target revenue goal in 2023, 2024 and 2025, resulting in a payout of 149.42% of target for the revenue-based awards.



| Performance Share Awards | Weighting | Threshold | Target | Maximum | Percentage Earned |
|---|---|---|---|---|---|
| Relative TSR Tranche (Actual Performance **88.2 percentile**) | 50% | 20.0th percentile | 50.0th percentile | >80.0th percentile | 200.00% |
| Net Product Revenue Tranche: 2023 Net Product Revenue (Actual Performance **$26.9B**) | 16.6% | $23.8B | $26.5B | $27.7B | 136.36% |
| 2024 Net Product Revenue[(1)] (Actual Performance **$28.6B**) | 16.6% | $24.8B | $27.6B | $28.9B | 176.42% |
| 2025 Net Product Revenue[(1)] (Actual Performance **$28.9B**) | 16.6% | $25.6B | $28.4B | $29.8B | 135.47% |

Below threshold: No Shares Issuable

(1) Also included as a sub-tranche of the 2024 performance share awards.

## 2023 Performance Share Awards

| Named Executive Officer | Target Number of TSR Shares | Earned TSR Shares | Target Number of Revenue Shares | Earned Revenue Shares |
|---|---|---|---|---|
| **Mr. O'Day** | 42,790 | 85,580 | 47,170 | 70,480 |
| **Mr. Dickinson** | 14,835 | 29,670 | 16,350 | 24,430 |
| **Ms. Mercier** | 14,835 | 29,670 | 16,350 | 24,430 |

## Dr. Berger - New Hire Arrangements

In connection with Dr. Berger's hiring, our Compensation and Talent Committee approved the following one-time make-whole payments, to help compensate Dr. Berger for certain forgone compensation opportunities with his prior employer and incentivize him to accept employment with Gilead:

- An award of restricted stock units with a grant date value of $4,500,000 to compensate Mr. Berger for the value of certain equity awards granted by his former employers that he forfeited as a result of accepting employment with Gilead. The one-time make-whole award, which was informed by the form, value and timing of equity awards granted by his former employer, vests in three annual installments from the date of grant, subject to Dr. Berger's continued service through the applicable vesting dates.

▶ A $3,000,000 sign-on bonus, to offset the value of his annual bonus and certain unvested equity awards forfeited from his prior employer, which were scheduled to become payable or vest, as applicable, shortly after starting his employment with Gilead, and to offset other economic costs to Dr. Berger as a result of joining Gilead. The full sign-on bonus is subject to repayment should Dr. Berger terminate his employment prior to completing two years of service with the company.

Under our mobility program, Dr. Berger also received relocation benefits as part of his offer of employment. These benefits are aligned with what is given to all employees under our mobility program and are described further in the footnotes to the Summary Compensation Table below.

# Other Executive Compensation Policies and Practices

## Role of Chief Executive Officer

Our Chief Executive Officer makes recommendations to our Compensation and Talent Committee with respect to the compensation for our Named Executive Officers other than himself. In formulating his recommendations, our Chief Executive Officer reviews internal base salary data and external compensation data provided by our Human Resources Department. The Human Resources Department has engaged Compensia Inc. ("Compensia"), a national compensation consulting firm, to provide market data with respect to comparable companies, including tally sheets, financial performance reports, market compensation reviews and other analyses to aid our Chief Executive Officer in developing his recommendations. During 2025, Compensia served solely as a consultant to management in the compensation decision-making process. When setting 2025 compensation levels, our Compensation and Talent Committee placed considerable weight on our Chief Executive Officer's compensation recommendations because of his direct knowledge of each Named Executive Officer's performance and contributions.

## Role of Compensation Consultant

Our Compensation and Talent Committee has retained FW Cook, a national compensation consulting firm, as its independent compensation consultant. FW Cook reports directly to our Compensation and Talent Committee, which has the direct authority to appoint, compensate, oversee the work of and dismiss its compensation consultant. FW Cook attends meetings of our Compensation and Talent Committee, as requested. FW Cook provides various executive compensation services to our Compensation and Talent Committee, including advising our Compensation and Talent Committee on the principal aspects of our Chief Executive Officer's compensation and evolving industry practices, and providing market information and analyses regarding the competitiveness of our program design for both our executive officers and the non-employee members of our Board. During 2025, FW Cook served solely as a consultant to our Compensation and Talent Committee and did not provide any other services to Gilead.

Our Compensation and Talent Committee has determined that FW Cook is independent, and the work of FW Cook on behalf of our Compensation and Talent Committee did not raise any conflict of interest based on the six factors for assessing independence and identifying potential conflicts of interest set forth in Exchange Act Rule 10C-1(b)(4), the listing standards of Nasdaq and such other factors as were deemed relevant under the circumstances.

## Use of Market Data

Individual compensation levels and opportunities for our Named Executive Officers are compared to a peer group of biopharmaceutical and pharmaceutical companies headquartered in the U.S. that are similar to us in terms of business strategy, labor market competition, market capitalization, revenue and number of employees. Our compensation peer group for 2025, which was identified based on these objective selection criteria and remained unchanged from the compensation peer group for 2024, comprised these 10 companies:

| Compensation Peer Group | | | |
|---|---|---|---|
| AbbVie Inc. | Bristol Myers Squibb Company | Merck & Co., Inc. | Vertex Pharmaceuticals Incorporated |
| Amgen Inc. | Eli Lilly and Company | Pfizer Inc. | |
| Biogen Inc. | Johnson & Johnson | Regeneron Pharmaceuticals, Inc. | |

The following chart represents our position relative to our compensation peer group on two key selection criteria at the time the 2025 compensation peer group was approved in July 2024 (based on publicly available information as of June 2024).

| | Revenue[1] in $ Millions | Market Capitalization[2] in $ Millions |
|---|---|---|
| Peer Group Median | $ 40,733 | $ 158,597 |
| Gilead Sciences, Inc. | $ 27,450 | $ 82,094 |

[1] Revenues represent amounts reported during the four most recent quarters (from April 1, 2023 to March 31, 2024).

[2] Market capitalization represents a 30-day average capitalization as of June 3, 2024.

Our compensation peer group includes industry competitors we believe are most like us in terms of business complexity and product life cycle. We also include companies that fall within specified revenue and market capitalization ranges. These ranges are broad enough to ensure we can maintain a sufficient number of peer companies. This is especially important as our industry experiences a number of mergers and acquisitions each year, thereby reducing the number of relevant peer company choices. Our Compensation and Talent Committee reviews the companies in our compensation peer group annually and makes adjustments as necessary so that the comparator companies properly reflect the market in which we compete for executive talent. We also review the executive pay practices of similarly situated companies as reported in industry surveys and reports. In practice, our Compensation and Talent Committee has not targeted a specific percentile relative to our compensation peer group for individual components of our total compensation. Instead, we take a holistic perspective in establishing total compensation for our executive officers, considering internal pay equity that recognizes officers' relative experience, responsibilities and individual capabilities in addition to external market compensation practices.

# Use of Tally Sheets

Our Compensation and Talent Committee annually reviews tally sheets in its evaluation of the total compensation provided to each Named Executive Officer. These tally sheets estimate dollar amounts for each compensation component, including current cash compensation (base salary and annual incentive), outstanding vested and unvested equity awards, employee benefits, perquisites and other personal benefits and potential severance payments and benefits.

# Nonqualified Deferred Compensation

Eligible employees (including our executive officers) can enroll in our Deferred Compensation Plan and defer a portion of their base salaries and part or all of their annual incentives and commissions. Gilead generally does not provide any matching contributions to the Deferred Compensation Plan. Each participant may direct the investment of his or her deferred compensation account balance into investment choices that mirror substantially all the investment funds available under our 401(k) savings plan. None of these investment alternatives result in "above-market" interest for disclosure purposes. For further information on the deferred compensation arrangements of our Named Executive Officers, see the 2025 Nonqualified Deferred Compensation table on page 81.

# Benefits and Perquisites

We provide medical and other benefits to our executive officers that are generally available to our other full-time employees, including participation in our employee stock purchase plan, a group term life insurance plan and our 401(k) savings plan. Under the 401(k) savings plan, we make matching contributions on behalf of each participant equal to 100% of his or her contributions to the plan, up to an annual maximum matching contribution of $15,000. All our 2025 Named Executive Officers participated in the 401(k) savings plan during 2025 and received matching contributions.

We do not provide defined benefit retirement plans, post-retirement health coverage or any other supplemental retiree benefits for our executive officers.

After considering the recommendation of an independent, third-party security study and in response to specific threats and incidents, our Board of Directors requires the use of company-provided personal security, aircraft and a car and driver for most of our CEO's travel, including personal travel. The incremental costs incurred by the company for these items have been determined to be necessary to promote our CEO's personal safety and security. The use of the company-provided aircraft and company car and driver also enhance his efficiency and help maximize the time he can devote to company business. Our CEO is responsible to pay the income taxes due on the value of these benefits and perquisites.

Our other Named Executive Officers are permitted limited use of the company-provided aircraft and a company car and driver for personal travel, primarily commuting, which allow for enhanced security, efficiency and availability, contributing to the amount of time they can spend on company business. Our other Named Executive Officers are responsible to pay the income taxes due on the value of these benefits and perquisites.

For further information on the perquisites and other personal benefits provided to our Named Executive Officers during 2025, see the Summary Compensation Table on page 74.

# Stock Ownership Guidelines

We have stock ownership guidelines that require each of our Named Executive Officers to hold a meaningful amount of our common stock, further promoting a long-term perspective, aligning the interests of our Named Executive Officers and stockholders and helping to mitigate potential compensation-related risk. Our stock ownership guidelines require each Named Executive Officer to maintain a stock ownership level equal to a specified multiple of his or her annual base salary, as set forth below.

**STOCK OWNERSHIP GUIDELINES AND ACTUAL HOLDINGS AS OF DECEMBER 31, 2025[1]**
**(AS MULTIPLE OF BASE SALARY)**



[1] Actual holdings as of December 31, 2025, based on the average stock price in 2025 of $111.37.



**6x** Chief Executive Officer

**3x** All other Named Executive Officers

Individuals newly hired or appointed are allowed a specified number of years to comply with their ownership guidelines. Named Executive Officers who are not in compliance with their guidelines following the specified number of years are required to hold all shares until the guidelines are met. Shares owned outright, including those acquired from company equity awards, unvested restricted stock units and unvested but earned performance shares count toward meeting the guidelines; however, stock options and unvested and unearned performance shares do not count toward meeting the guidelines. As shown above, as of December 31, 2025, all our then-serving Named Executive Officers were in compliance.

# Clawback Policies

We maintain two clawback policies, which cover cash and equity incentives that are subject to time-and performance-based vesting requirements. Under our Compensation Recovery Policy, our Compensation and Talent Committee is required to recoup covered excess incentive-based compensation received by our executive officers (on or after October 2, 2023) in the event of a covered financial restatement. The fault or misconduct of the executive officer is irrelevant in the application of this policy. Rather, in the event of a covered financial restatement, Gilead will recover, on a reasonably prompt basis, the amount of any covered incentive-based compensation received by any covered executive officer during the applicable recovery period (generally the preceding three fiscal year period) that exceeds the amount that otherwise would have been received had it been determined based on the restated financial statements.

Under our Compensation Reconciliation and Recoupment Policy, our second clawback policy, which has been in place for several years, the Compensation and Talent Committee has authority to recoup cash incentive payments and equity awards (which includes time-based and performance-based equity compensation) and certain realized proceeds, as applicable, from an executive officer whose misconduct contributed to Gilead's obligation to file a financial restatement. The Committee also has authority to recoup all or any portion of the amounts or shares of stock (including proceeds realized on a sale of such shares) attributable to cash or equity-based incentive compensation from any executive officer whose significant misconduct results in a violation of significant company policy, law or regulation that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee who engaged in misconduct. This policy requires Gilead to publicly disclose actions taken to recoup compensation from an executive so long as the underlying facts have been previously disclosed, subject to certain legal and privacy rights considerations.

In addition, as discussed below, forfeiture provisions in our equity award agreements apply in the event of a termination for cause.

# Insider Trading, Hedging and Pledging Prohibitions

We have adopted policies and procedures, including an Insider Trading Policy, which together govern the purchase, sale and/or other dispositions of our securities by directors, officers, employees and other covered persons, as well as by the company. These policies and procedures are designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. Our Insider Trading Policy is included as Exhibit 19.1 to the 2025 Annual Report on Form 10-K.

In addition, our Insider Trading Policy, among other provisions, prohibits our directors and all employees, including our Named Executive Officers, from engaging in transactions that hedge Gilead securities, including put or call options and through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. In addition, the policy prohibits our directors and all employees from pledging Gilead securities.

# Severance Benefits

We maintain the Gilead Sciences, Inc. Severance Plan, which was most recently amended and restated effective as of July 29, 2025 (the "Severance Plan") and offers severance payments and benefits to all our employees, including our executive officers, upon certain involuntary terminations of employment. The intent of our Severance Plan is to:

▶ Enable us to provide a standard set of payments and benefits to new and current executive officers and employees.

▶ Align the interests of our executive officers with those of our stockholders by enabling our executive officers to consider corporate transactions that are in the best interests of our stockholders and other stakeholders without undue concern over whether a transaction may jeopardize their employment.

▶ Assure our executive officers of fair treatment in connection with a change in control of Gilead by providing for payments and benefits under the Severance Plan subject to a "double trigger," which means that an executive officer will be eligible to receive payments and benefits under the Severance Plan in connection with a change in control of Gilead only if he or she incurs a qualifying termination of employment.

In addition, the Severance Plan does not provide "gross-up" payments on any excise tax imposed on payments or benefits received in connection with a change in control.

Gilead and Ms. Telman entered into a severance agreement in connection with her not-for-cause termination of employment, pursuant to which Ms. Telman is entitled to severance benefits as set forth in the Severance Plan. **The severance benefits provided to Ms. Telman aligned with our standard benefits under the Severance Plan; no enhancements to severance were provided.** These benefits include (i) cash severance payments equal to $2,505,000 (i.e., the sum of 18 months' base salary and one year's target annual bonus under Gilead's annual cash incentive plan), payable in 18 equal monthly installments; (ii) a pro-rata target annual bonus for 2025; (iii) a lump-sum payment to cover the estimated cost of COBRA premiums for 18 months; and (iv) outplacement services for six months. The severance agreement also includes a customary release of claims and confidentiality, non-disparagement, non-solicitation and cooperation covenants.

# Compensation-Related Risk

Our Compensation and Talent Committee and its independent consultant, with input from our Human Resources Department, annually reviews the compensation program to determine whether it encourages excessive risk-taking that would create a material risk to the company's economic viability. As part of this review, our Compensation and Talent Committee specifically considers (i) the balance of the program, including the appropriate mix of short- and long-term goals and incentives; (ii) whether the appropriate controls and governance policies are in place to manage risk; and (iii) whether broad-based employee incentive plans (including sales plans) have appropriate leverage and do not promote undue risk taking.

Based on this annual review, our Compensation and Talent Committee concluded it was not reasonably likely that any of our compensation policies and practices in place during 2025, whether individually or in aggregate, would have a material adverse effect upon Gilead. As discussed in prior years, our Compensation and Talent Committee considered the following factors:

▶ Our overall compensation structure is applied uniformly throughout the organization, with the only major exception relating to the form in which equity compensation is awarded.

▶ For our broad-based employee population with a title of Senior Director or higher, a significant component of compensation is in the form of equity awards tied to the value of our common stock.

▶ The vesting of performance share awards is tied to our relative TSR achievement and revenue (for awards granted before 2025) or adjusted EPS growth (for awards granted in 2025) achievement over prescribed performance periods.

▶ Our overall compensation structure is not excessively oriented toward short-term incentives.

▶ The performance goals for our 2025 annual incentive program were based on achievement with respect to both financial and non-financial corporate performance measures as well as individual performance (except with respect to our Chief Executive Officer, whose performance is evaluated solely on corporate performance measures).

▶ Our stock ownership guidelines require our executive officers to maintain a substantial ownership interest in Gilead.

▶ Our clawback policies permit us to recoup cash incentives and equity awards paid to our executive officers if financial results have to be subsequently restated, including the full amount of such awards if the restatement is a result of their misconduct, or our executive officers otherwise engage in significant misconduct resulting in a violation of significant company policy, law or regulation that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee who engaged in misconduct.

▶ Hedging transactions in our common stock, such as put and call options or pre-paid forward sale contracts by executive officers, employees and directors, as well as pledging of our securities, are not allowed under our insider trading policy.

For the foregoing reasons, our Compensation and Talent Committee has concluded that it was not reasonably likely that our overall employee compensation structure, when analyzed either in terms of its company-wide application or its specific application to our various major business units, would have a material adverse effect upon Gilead.

# Compensation and Talent Committee Report[1]

Our Compensation and Talent Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained within this Proxy Statement with management and, based on such review and discussions, our Compensation and Talent Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation and Talent Committee

**Anthony Welters,** *Chair*
**Jacqueline K. Barton, Ph.D.**
**Kelly A. Kramer**
**Harish Manwani**

---

[1] The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act.

# Severance and Change in Control Arrangements with Named Executive Officers

Although the employment of our executive officers is "at will," they may be eligible to receive certain severance payments and benefits upon a qualifying termination of employment under certain defined circumstances. There are four general categories of termination:

▶ *Voluntary Termination/For Cause Termination:* includes a voluntary termination of employment by the Named Executive Officer (other than in connection with a resignation for Good Reason) prior to reaching applicable retirement age and a termination of the Named Executive Officer's employment by us for Cause.

▶ *Retirement:* includes a termination of employment by us or by the Named Executive Officer after the Named Executive Officer has reached the applicable retirement age, other than a termination of the Named Executive Officer's employment by us for Cause.

▶ *Involuntary Termination Without Cause/Good Reason Resignation:* includes a termination of the Named Executive Officer's employment by us for reasons not constituting Cause and the resignation of the Named Executive Officer for reasons constituting Good Reason, including a resignation as a result of a change in the executive's work location by more than a specified distance.

▶ *Change in Control Termination:* includes a termination of the Named Executive Officer's employment by us without Cause, or the resignation of the Named Executive Officer for Good Reason, within the applicable change in control protection period following a change in control of Gilead (i.e., "double trigger").

In addition, certain benefits are payable upon the Named Executive Officer's death or disability.

For purposes of determining a Named Executive Officer's eligibility for the various severance payments and benefits available under the Severance Plan, Mr. O'Day's individual offer letters, and our equity plan, the following definitions are relevant:

A "change in control of Gilead" will be deemed to occur upon:

▶ a merger, consolidation or other reorganization approved by our stockholders, unless our stockholders continue to own more than 50% of the total combined voting power of the voting securities of the successor corporation;

▶ a sale of all or substantially all our assets; or

▶ the acquisition by any person or related group of persons of more than 50% of the total combined voting power of our outstanding securities, or a change in the majority of the members of our Board over a 12-month or shorter period by reason of one or more contested elections for Board membership.

Under the Severance Plan and our equity plan, a resignation for Good Reason is referred to as "Constructive Termination" and generally will be deemed to occur should a Named Executive Officer resign from his or her employment with us for any of the following reasons during the applicable change in control protection period:

▶ an adverse change in his or her status, title, position or responsibilities (including reporting responsibilities) or the assignment to him or her of any duties or responsibilities which are inconsistent with his or her status, title, position or responsibilities;

▶ a material reduction in his or her annual base compensation;

▶ his or her required permanent relocation to any place outside a 50-mile radius of the location serving as his or her existing principal work site;

▶ the failure by the new company to continue in effect any material compensation or employee benefit plan in which he or she was participating or to provide him or her with an aggregate level of compensation and benefits comparable to that in effect for him or her prior to the change in control; or

▶ any material breach by the new company of any provision of any agreement we have with the Named Executive Officer.

In addition, a resignation following a required relocation, without consent, to a new work location that is more than 50 miles from the executive's previous work location is also a Good Reason trigger under our Severance Plan outside the context of a change in control.

Mr. O'Day also has a definition of "Good Reason" under his individual offer letter with us, which generally allows for a "Good Reason" resignation, after a notice and cure period, upon:

▶ an adverse change in employment status, title, position or responsibilities (including reporting responsibilities);

▶ a reduction in annual base compensation;

▶ a required relocation to any place outside a specified radius of the greater Foster City, California area; or

▶ a material breach by the company or any subsidiary of the terms of his offer letter or of any written equity award agreement between him and the company.

A Named Executive Officer's employment will be deemed to have been terminated "for Cause" if such termination occurs by reason of:

▶ any act or omission in bad faith and to our detriment;

▶ dishonesty, fraud, misconduct, material violation of any company policy or material breach of any agreement with us;

▶ conviction or plea of *nolo contendere* to any crime involving dishonesty, breach of trust or physical or emotional harm to any person; or

▶ poor performance, nonperformance or neglect of duties owed to us or insubordination.

The following table summarizes the payments and benefits that each Named Executive Officer other than Ms. Telman (who became entitled to the payments and benefits described with respect to a termination without Cause in connection with her termination of employment) would have been eligible to receive upon various termination of employment scenarios, assuming such scenarios occurred on December 31, 2025.

| Type of Termination | |
|---|---|
| **Voluntary or "For Cause" Termination** | ▶ No severance payments. |
| | ▶ Accrued base salary and vacation pay. |
| | ▶ Vested but unpaid benefits. |
| **Retirement**[1] | ▶ To the extent retirement occurs at least 12 months after grant date, continued vesting of and five-year post-retirement exercise period (subject to existing expiration date) for stock options granted in or after 2019. Three-year post-retirement exercise period (subject to existing expiration date) for vested stock options granted in or prior to 2018. |
| | ▶ Continued vesting of 100% of performance shares for which performance goals are attained, provided retirement occurs at least 12 months after grant date. |
| | ▶ Continued vesting of 100% of restricted stock units granted in 2022 and 2023 in accordance with the standard vesting schedule, provided retirement occurs at least 12 months after grant date. |
| | ▶ 100% acceleration of restricted stock units granted in or after 2024, provided retirement occurs at least 12 months after grant date. |
| **Death or Disability** | ▶ Accelerated vesting of equity awards (based on actual performance for completed performance periods and target performance for open performance periods for performance shares). |
| **Involuntary Termination without "Cause" or for "Good Reason"**[2] | ▶ Cash severance equal to 1.5 times (2.0 times for Mr. O'Day) base salary + 1.0 times (2.0 times for Mr. O'Day) target annual cash incentive. |
| | ▶ Pro-rata target annual cash incentive for year of termination. |
| | ▶ Lump-sum payment to cover the estimated cost of COBRA premiums for 18 months (24 months for Mr. O'Day). |
| | ▶ Outplacement services for 6 months (12 months for Mr. O'Day). |
| **Change in Control Termination (Involuntary Termination without "Cause" or Resignation for "Good Reason" within Change in Control Protection Period**[3]**)** | ▶ Cash severance equal to 2.5 times (3.0 times for Mr. O'Day) base salary + 2.5 times (3.0 times for Mr. O'Day) target annual cash incentive. |
| | ▶ Pro-rata target annual cash incentive for year of termination. |
| | ▶ Lump-sum payment to cover the estimated cost of COBRA premiums for 30 months (36 months for Mr. O'Day). |
| | ▶ Outplacement services for 6 months (12 months for Mr. O'Day). |
| | ▶ 100% acceleration of stock option and restricted stock unit awards. |
| | ▶ Acceleration of unvested performance shares as follows: |
| |     ▶ Accelerates at target if change in control occurs within first 12 months of performance period. |
| |     ▶ If the change in control occurs following that 12-month period, then accelerates at greater of (i) target or (ii) actual performance through the end of the fiscal quarter prior to the change in control date. |

[1] For equity awards granted in 2018 and prior years, retirement is defined as the termination of a Named Executive Officer's employment with a combined age and years of service of not less than 70 years. For awards granted in and after 2019, retirement is defined as termination of employment after the Named Executive Officer (i) attains age 55 and has completed at least ten (10) years of continuous service or (ii) attains age 65. As of December 31, 2025, no Named Executive Officers were retirement eligible.

[2] Other than a required relocation, the Good Reason trigger outside of the context of a change in control is only applicable to Mr. O'Day.

[3] The change in control protection period would begin six months prior to the consummation of a change in control transaction and continue for a specified period following the effective date of the change in control transaction (24 months for Mr. O'Day and 18 months for the other Named Executive Officers).

A Named Executive Officer must execute and deliver a general release of claims against Gilead as a condition of his or her receipt of severance payments and benefits. The cash severance component of those arrangements will be paid in a series of equal periodic installments in accordance with our normal payroll practices over a period of years corresponding to the applicable multiple of base salary indicated above for the Named Executive Officer. However, a portion of those installments may be subject to a six-month holdback to the extent required under applicable tax laws.

The estimated severance payments and benefits for which a Named Executive Officer would have become eligible if his or her employment terminated under these various scenarios, and the actual severance payments and benefits that Ms. Telman became entitled to receive in connection with the termination of her employment, are set forth in the table on page 82. The estimated amounts assume:

▶ that the covered termination of employment occurred on December 31, 2025; and

▶ the value of any equity vesting is based on the closing market price of our common stock on December 31, 2025.

The table on page 82 does not include accrued wages, vacation accrual, vested deferred compensation or the intrinsic value (as of December 31, 2025) of any outstanding stock options or other stock awards held by the Named Executive Officer that were vested on that date. Due to the number of different factors that affect the nature and amount of any benefits provided in connection with these events, actual amounts payable to any of the Named Executive Officers should a separation from service or change in control occur during the year will likely differ, perhaps significantly, from the amounts reported below. Factors that could affect such amounts include the timing during the year of the event, our stock price, target amounts payable under annual and long-term incentive arrangements that are in place at the time of the event, and the Named Executive Officer's age and prevailing tax rates.

# CEO Pay Ratio

We present below the ratio of annual total compensation of our median compensated employee to the annual total compensation of Mr. O'Day.

The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

For 2025, we used the same median employee identified for purposes of calculating our 2023 and 2024 pay ratios because we believe there has been no change in our employee population or employee compensation arrangements that would significantly impact the pay ratio disclosure. In identifying such median compensated employee, we applied the following steps:

▶ We identified our median compensated employee from the 18,157 full-time and part-time workers who were included as employees on our payroll records as of October 1, 2023 based on year-to-date base salary, incentive compensation, commissions and vested equity values, with conforming adjustments for employees who were hired during that period but did not work the full nine months.

▶ We then disregarded employees at the median who had anomalous compensation characteristics to select the median compensated employee.

We then calculated annual total compensation for the median compensation employee using the same methodology we use for our Named Executive Officers as set forth in the Summary Compensation Table.

The 2025 annual total compensation for Mr. O'Day was $28,437,198 as reported in the Summary Compensation Table. The 2025 annual total compensation for our median compensated employee was $238,979. The ratio of Mr. O'Day's total compensation to our median compensated employee's annual total compensation for fiscal year 2025 is 119 to 1.

# Equity Grant Practices

The Compensation and Talent Committee generally approves the target value of annual equity awards for the company's executive officers, including each of the Named Executive Officers, at its regularly scheduled meeting in late January or early February of each year, with a grant date to be effective on March 10th, which is generally following the filing of our Annual Report on Form 10-K for the prior year. Annual equity awards to other company employees are typically approved by our CEO with a grant date of March 10th as well. Additionally, employees may enroll to purchase shares of the company's common stock under the terms of the Gilead Sciences, Inc. Employee Stock Purchase Plan, with purchase dates generally in February and August of each year. In special circumstances, including the hiring or promotion of an individual or where the Committee or its authorized delegate determines it is in the best interest of the company, the Committee or its delegate may approve grants throughout the year, with such grants effective on the 10th day of the applicable calendar month or at other times determined to be appropriate. The company may change these practices in the future. The company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Consistent with the above-described practice, on March 10, 2025, the Committee granted our Named Executive Officers annual equity awards including stock options, restricted stock units and performance shares. This pre-approved grant was made two days before Gilead filed a Form 8-K disclosing that Sandra Patterson, the company's then Senior Vice President, Corporate Controller and Chief Accounting Officer and principal accounting officer, had decided to leave the company, and that the Board had appointed Diane E. Wilfong as the company's interim Corporate Controller and Chief Accounting Officer, and designated her as the interim principal accounting officer, effective immediately.

Due to this Form 8-K event, as required by SEC rules, the table below sets forth certain information about the annual stock option grants made to our Named Executive Officers.

| Name | Grant Date | Number of Securities Underlying the Award | Exercise Price of the Award ($/Sh) | Grant Date Fair Value of the Award | Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information[1] |
|---|---|---|---|---|---|
| **Daniel P. O'Day** | March 10, 2025 | 169,690 | $ 117.21 | $ 4,500,060 | (0.94)% |
| **Andrew D. Dickinson** | March 10, 2025 | 49,020 | $ 117.21 | $ 1,299,976 | (0.94)% |
| **Johanna Mercier** | March 10, 2025 | 49,020 | $ 117.21 | $ 1,299,976 | (0.94)% |
| **Dietmar Berger, M.D., Ph.D.** | March 10, 2025 | 37,710 | $ 117.21 | $ 1,000,043 | (0.94)% |
| **Deborah H. Telman** | March 10, 2025 | 33,940 | $ 117.21 | $ 900,065 | (0.94)% |

[1] Reflects the percentage change in the closing market price of our common stock between the trading day ending immediately prior to the Form 8-K filing ($114.43 on March 11, 2025) and the trading day beginning immediately following the disclosure of material nonpublic information ($113.35 on March 13, 2025).

# Summary Compensation Table

The following table shows, for the fiscal years 2025, 2024 and 2023, compensation awarded to, paid to, or earned by, our NEOs. Dr. Berger commenced employment with us in 2025 and was not a NEO prior to 2025.

| Name and Principal Position | Year | Salary[1] | Bonus | Stock Awards[2] | Option Awards[2] | Non-Equity Incentive Plan Compensation[1][3] | All Other Compensation[1][4] | Total |
|---|---|---|---|---|---|---|---|---|
| **Daniel P. O'Day** Chairman and Chief Executive Officer | 2025 | $1,795,192 | — | $15,238,402[5] | $4,500,060 | $4,848,120 | $2,055,424 | $28,437,198 |
| | 2024 | $1,771,201 | — | $12,426,816 | $4,125,011 | $4,028,096 | $1,338,268 | $23,689,392 |
| | 2023 | $1,740,962 | — | $11,865,090 | $3,749,966 | $4,036,200 | $1,215,472 | $22,607,690 |
| **Andrew D. Dickinson** Chief Financial Officer | 2025 | $1,116,654 | — | $ 4,321,741[5] | $1,299,976 | $1,956,266 | $ 70,979 | $ 8,765,616 |
| | 2024 | $1,083,969 | — | $ 4,080,024 | $1,300,029 | $1,608,840 | $ 36,896 | $ 8,109,758 |
| | 2023 | $1,052,396 | — | $ 4,143,271 | $1,299,966 | $1,574,304 | $ 37,886 | $ 8,107,823 |
| **Johanna Mercier** Chief Commercial and Corporate Affairs Officer | 2025 | $1,182,269 | — | $ 4,564,517[5] | $1,299,976 | $2,150,901 | $ 102,980 | $ 9,300,643 |
| | 2024 | $1,148,038 | — | $ 4,139,594 | $1,300,029 | $1,845,246 | $ 176,158 | $ 8,609,065 |
| | 2023 | $1,114,035 | — | $ 4,190,733 | $1,299,966 | $1,805,440 | $ 176,580 | $ 8,586,754 |
| **Dietmar Berger, M.D., Ph.D.** Chief Medical Officer | 2025 | $ 969,231 | $ 3,000,000[6] | $ 6,999,758[5] | $1,000,043 | $1,603,594 | $ 350,252 | $13,922,878 |
| **Deborah H. Telman**[7] Former Executive Vice President, Corporate Affairs and General Counsel | 2025 | $ 977,334 | — | $ 3,071,792[5] | $ 900,065 | — | $ 55,478 | $ 5,004,669 |
| | 2024 | $ 967,723 | — | $ 2,151,425 | $ 812,500 | $1,436,148 | $ 704,083 | $ 6,071,879 |
| | 2023 | $ 936,865 | — | $ 1,895,703 | $ 812,512 | $1,288,980 | $ 337,168 | $ 5,271,228 |

[1] Includes amounts earned but deferred at the election of the NEO pursuant to our 401(k) savings plan and our non-qualified deferred compensation plan.

[2] Represents the aggregate grant-date fair value of the equity-based awards, including restricted stock units ("RSUs"), performance shares and stock options granted to the NEOs for the applicable year under our 2022 Equity Incentive Plan (the "2022 Plan"), calculated in accordance with FASB ASC Topic 718 ("Topic 718"), and does not take into account estimated forfeitures. Assumptions used in the calculation of such grant-date fair values are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K for such fiscal year. Also, see the 2025 Grants of Plan-Based Awards table on page 76 for additional information.

[3] For 2025, represents amounts paid in March 2026 based on our Compensation & Talent Committee's review and certification of corporate performance for Mr. O'Day and certification of corporate performance and individual achievements for all other NEOs other than Ms. Telman in 2025 pursuant to our annual incentive plan.

[4] Includes the 2025 value of perquisites and other personal benefits, company contributions to our Section 401(k) plan, and term life insurance premiums.

| Name | Perquisite and Other Personal Benefits | Contributions to 401(k) plan | Insurance Premiums | Total |
|---|---|---|---|---|
| Daniel O'Day | $ 2,028,940 | $ 15,000 | $ 11,484 | $ 2,055,424 |
| Andrew Dickinson | $ 48,497 | $ 15,000 | $ 7,482 | $ 70,979 |
| Johanna Mercier | $ 80,498 | $ 15,000 | $ 7,482 | $ 102,980 |
| Dietmar Berger, MD, PhD | $ 314,176 | $ 15,000 | $ 21,076 | $ 350,252 |
| Deborah Telman | $ 28,994 | $ 15,000 | $ 11,484 | $ 55,478 |

**Mr. O'Day:** $2,028,940, which includes (i) $1,708,354 reflecting the aggregate incremental cost incurred by us for security and driving services provided to Mr. O'Day and (ii) $320,586 reflecting the aggregate incremental cost incurred by us for Mr. O'Day's personal use of our corporate aircraft.

After considering the recommendation of an independent, third-party security study and in response to specific threats and incidents, our Board of Directors requires the use of company-provided personal security, aircraft and a driver for most of our CEO's travel, including personal travel. The incremental costs incurred by the company for these items have been determined to be necessary to promote our CEO's personal safety and security.

**Mr. Dickinson:** $48,497, which includes (i) $11,726 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles; (ii) $35,871 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; and (iii) $900 mobile telephone benefit.

**Ms. Mercier:** $80,498, which includes (i) $8,266 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles; (ii) $7,852 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; (iii) $63,380 of relocation subsidy reimbursement to Ms. Mercier, which includes tax reimbursements of $2,122; and (iv) $1,000 wellness reimbursement. The relocation support given to Ms. Mercier is consistent with Gilead's standard practice for all employees eligible under Gilead's mobility program.

**Dr. Berger:** $314,176, which includes (i) $6,031 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; (ii) $307,591 of relocation subsidy reimbursement to Dr. Berger, which includes tax reimbursements of $165,637; and (iii) $554 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles. The relocation support given to Dr. Berger is consistent with Gilead's standard practice for all employees eligible under Gilead's mobility program.

**Ms. Telman:** $28,994, which includes (i) $13,743 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles; (ii) $6,979 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; (iii) $7,372 of relocation subsidy reimbursement to Ms. Telman, which includes tax reimbursements of $3,695; and (iv) $900 mobile telephone benefit. The relocation support given to Ms. Telman is consistent with Gilead's standard practice for all employees eligible under Gilead's mobility program.

(5) Includes the aggregate grant-date fair value of the performance shares determined in accordance with Topic 718. Performance objectives have been set or are otherwise determinable for only certain tranches of the awards granted in each year and the associated grant-date fair values of those tranches have been incorporated in the table above. Tranches for which performance objectives have not been set (or were not determinable at December 31, 2025) do not have a reportable grant-date fair value under Topic 718 and therefore, are not included in the table above. Accordingly, amounts reported for 2025 reflect the grant-date fair value of awards granted in 2025 that are subject to a three-year Relative TSR performance condition; the portions of the 2023 and 2024 awards that are subject to the 2025 revenue goal; and the portions of the 2025 awards that are subject to the 2025 adjusted EPS growth goal. The aggregate grant-date fair values of the awards reported for 2025 (the Relative TSR tranche of the 2025 performance shares; the 2025 revenue subtranches of the 2023 and 2024 performance shares, as applicable; and the 2025 adjusted EPS growth subtranche of the 2025 performance shares), assuming maximum attainment of the applicable performance goals in effect for those tranches and subtranches, are as follows: $18,514,257 for Mr. O'Day, $5,188,117 for Mr. Dickinson, $5,673,667 for Ms. Mercier, $2,341,856 for Dr. Berger, and $3,750,954 for Ms. Telman. The revenue subtrances under the 2024 performance shares and the 2026 adjusted EPS growth subtranche under the 2025 performance shares for which performance objectives were not set or otherwise determinable at December 31, 2025, and this did not have a reportable grant-date fair value in 2025 under Topic 718. The grant-date fair values assume maximum goal attainment only as to those tranches or subtranches that at present have a reportable grant-date fair value. Assumptions used in the calculation of such grant-date fair values are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K for such fiscal year.

See footnotes 4, 5, 6, and 7 to the 2025 Grants of Plan-Based Awards table on pages 76-77 for a detailed description of the terms of the 2025 performance shares.

(6) Dr. Berger began his employment with us on January 2, 2025. The "Bonus" column amount includes Dr. Berger's $3,000,000 sign-on bonus, which was intended to offset the value of his annual bonus and certain unvested equity awards forfeited from his prior employer, which were scheduled to become payable or vest, as applicable, shortly after starting his employment with Gilead, and to offset other economic implications of Dr. Berger's accepting our offer. The sign-on bonus is subject to repayment should Dr. Berger terminate his employment without good reason or be terminated for cause (as such terms are defined in the 2022 Plan) on or prior to January 2, 2027.

(7) Ms. Telman, our former Executive Vice President, Corporate Affairs and General Counsel entered into a severance agreement in connection with her not-for-cause termination of employment as of December 5, 2025 the "Separation Agreement". Pursuant to the Separation Agreement, Ms. Telman will receive cash severance payments totaling $2,505,000 (payable in eighteen monthly installments) which started in January 2026, a target pro-rata 2025 bonus payment of $947,096, a lump sum cash payment intended to offset costs of her health care continuation coverage for 18 months and reasonable professional outplacement services for a period of six consecutive months. These separation payments were excluded from the table above since the amounts had not been paid as of December 31, 2025 and remained subject to Ms. Telman's compliance with various covenants under the Separation Agreement as of such date.

# 2025 Grants of Plan-Based Awards

The following table sets forth certain additional information regarding grants of plan-based awards to our NEOs for the 2025 fiscal year:

| Name | Award Type | Grant Date | Approval Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant-Date Fair Value of Stock and Option Awards[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Threshold | Target | Maximum | Threshold | Target | Maximum | | | | |
| **Daniel P. O'Day** | 2023 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 3,145 | 15,723[4][5] | 31,446 | — | — | — | $ 1,842,893 |
| | 2024 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 3,661 | 18,303[4][6] | 36,606 | — | — | — | $ 2,145,295 |
| | 2025 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 9,605 | 44,953[4][7] | 89,906 | — | — | — | $ 6,749,937 |
| | 2025 option awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | — | 169,690[8] | $ 117.21 | $ 4,500,060 |
| | 2025 restricted stock unit awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | 38,395[9] | — | — | $ 4,500,278 |
| | Corporate bonus | N/A | NA | — | $2,700,000 | $5,400,000 | — | — | — | — | — | — | — |
| **Andrew D. Dickinson** | 2023 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 1,090 | 5,450[4][5] | 10,900 | — | — | — | $ 638,795 |
| | 2024 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 1,154 | 5,768[4][6] | 11,536 | — | — | — | $ 433,292 |
| | 2025 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 2,774 | 12,985[4][7] | 25,970 | — | — | — | $ 1,949,796 |
| | 2025 option awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | — | 49,020[8] | $ 117.21 | $ 1,299,976 |
| | 2025 restricted stock unit awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | 11,090[9] | — | — | $ 1,299,859 |
| | Corporate bonus | N/A | NA | — | $1,123,000 | $2,246,000 | — | — | — | — | — | — | — |
| **Johanna Mercier** | 2023 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 1,090 | 5,450[4][5] | 10,900 | — | — | — | $ 638,795 |
| | 2024 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 1,154 | 5,768[4][6] | 11,536 | — | — | — | $ 676,067 |
| | 2025 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 2,774 | 12,985[4][7] | 25,970 | — | — | — | $ 1,949,796 |
| | 2025 option awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | — | 49,020[8] | $ 117.21 | $ 1,299,976 |
| | 2025 restricted stock unit awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | 11,090[9] | — | — | $ 1,299,859 |
| | Corporate bonus | N/A | NA | — | $1,189,000 | $2,378,000 | — | — | — | — | — | — | — |
| **Dietmar Berger, M.D., Ph.D.** | 2025 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 2,134 | 9,990[4][7] | 19,980 | — | — | — | $ 1,500,134 |
| | 2025 option awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | — | 37,710[8] | $ 117.21 | $ 1,000,043 |
| | 2025 restricted stock unit awards | 1/2/2025 | 1/2/2025 | — | — | — | — | — | — | 48,975[10] | — | — | $ 4,499,823 |
| | 2025 restricted stock unit awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | 8,530[9] | — | — | $ 999,801 |
| | Corporate bonus | N/A | NA | — | $ 997,260 | $1,994,520 | — | — | — | — | — | — | — |
| **Deborah H. Telman** | 2023 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 681 | 3,406[4][5] | 6,812 | — | — | — | $ 399,217 |
| | 2024 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 721 | 3,605[4][6] | 7,210 | — | — | — | $ 422,542 |
| | 2025 performance shares | 3/10/2025 | 2/4/2025 | — | — | — | 1,921 | 8,990[4][7] | 17,980 | — | — | — | $ 1,349,860 |
| | 2025 option awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | — | 33,940[8] | $ 117.21 | $ 900,065 |
| | 2025 restricted stock unit awards | 3/10/2025 | 2/4/2025 | — | — | — | — | — | — | 7,680[9] | — | — | $ 900,173 |
| | Corporate bonus | N/A | NA | — | $1,002,000 | $2,004,000 | — | — | — | — | — | — | — |

[1] Actual amounts paid in early 2026 were based on our Compensation & Talent Committee's review and certification of corporate performance and individual achievements in 2025 under our annual bonus program and are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 74. Ms. Telman earned a pro-rata target bonus pursuant to the Separation Agreement, and did not earn an annual incentive for 2025 in light of her termination of employment.

[2] Performance shares and RSU awards accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding performance shares and RSU awards. Dividend equivalents are accumulated and paid in cash when and to the extent the underlying shares are issued. Amounts in the "Threshold" column represent the number of shares of our common stock issuable (e.g., 20% of the target number of performance shares allotted to the revenue subtranche, 50% of the target number of performance shares allotted to the adjusted EPS growth subtranche, and 0.025% of the target number of performance shares allotted to the Total Shareholder Return (Relative TSR) tranche) upon threshold-level achievement of the performance goals described in footnotes 5, 6 and 7 below. If threshold level performance is not achieved, no shares are issuable.

[3] Represents the grant-date fair value of each equity award, calculated in accordance with Topic 718, and does not take into account estimated forfeitures. The grant-date fair value of the performance shares awarded is based on the probable outcome of the pre-established performance objectives and the assumptions used in the calculation of

 

the grant-date fair value of the award are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025, included in our Annual Report on Form 10-K for such fiscal year.

[4] Performance objectives were set for certain tranches of performance shares which were approved in prior years by our Compensation & Talent Committee and the associated grant-date fair value of those tranches has been incorporated in the table above (i.e., the performance objectives for the third subtranche of the 2023 revenue-based performance shares for Mr. O'Day, Mr. Dickinson, Ms. Mercier and Ms. Telman, and the second subtranche of the 2024 revenue-based performance shares for Mr. O'Day, Mr. Dickinson, Ms. Mercier and Ms. Telman). Performance shares that had no grant date for accounting purposes as the performance objectives were not yet determinable as of the close of the 2025 fiscal year, and therefore, do not have a reportable 2025 grant-date fair value under Topic 718 are excluded from the Summary Compensation Table and the table above (i.e., the performance objectives for the third subtranche of the 2024 revenue-based performance shares and the second subtranche of the 2025 adjusted EPS growth-based performance shares).

Because of changes in our stock price between the date of the approval by our Compensation & Talent Committee and the time when the performance objectives are established or otherwise become determinable, the reported grant-date fair value of the performance shares differs from the award value approved by our Compensation & Talent Committee. In addition, because the second subtranche of the 2025 adjusted EPS growth-based performance shares are excluded from the Summary Compensation Table and the table above, only a portion of the value of performance shares awarded in 2025 is included in the two tables. The value of the relevant performance shares awarded to our NEOs in 2025 is as set forth below:

| Executive Officer | Performance Share Award Value Approved By Our Compensation & Talent Committee | Performance shares at Target based on Compensation & Talent Committee Approval (# of Shares) | |
| --- | --- | --- | --- |
| | | Relative TSR | Adjusted EPS Growth |
| Mr. O'Day | $ 9,000,000 | 25,755 | 38,395 |
| Mr. Dickinson | $ 2,600,000 | 7,440 | 11,090 |
| Ms. Mercier | $ 2,600,000 | 7,440 | 11,090 |
| Dr. Berger | $ 2,000,000 | 5,725 | 8,530 |
| Ms. Telman | $ 1,800,000 | 5,150 | 7,680 |

[5] Represents the 2025 revenue subtranche of performance shares awarded in 2023 under the 2022 Plan, as that value was measured on March 10, 2025, the date on which the revenue target for that particular subtranche was first communicated to the NEOs (following approval by our Compensation & Talent Committee). Although such subtranche was part of the performance share awards originally granted on March 10, 2023, no grant-date fair value could be determined for that subtranche under Topic 718 until March 10, 2025.

The 2023 performance shares were divided into two equally-weighted Relative TSR and revenue tranches based on award value approved by the Compensation & Talent Committee. Based on the terms of the awards, any shares accrued on the basis of the applicable level of Relative TSR goal attainment are also subject to a service-vesting condition that generally requires continued service with us through the date following the completion of the performance period on which our Compensation & Talent Committee certifies the Relative TSR level attained (the "Relative TSR-based Awards Certification Date"). The Relative TSR three-year performance period was from March 1, 2023 through December 31, 2025. Based on the terms of the awards, any shares accrued on the basis of the applicable level of revenue goal attainment are also subject to a service-vesting condition that requires continued service with us through the date following the completion of the third subtranche performance period on which our Compensation & Talent Committee certifies the attained level of the consolidated net product revenue goal applicable to the third subtranche (the "Revenue-based Awards Certification Date"), subject to certain special vesting in the event of death, disability or retirement before that date.

[6] Represents the 2025 revenue subtranche of performance shares awarded in 2024 under the 2022 Plan, as that value was measured on March 10, 2025, the date on which the revenue target for that particular subtranche was first communicated to the NEOs (following approval by our Compensation & Talent Committee). Although such subtranche was part of the performance share awards originally made on March 10, 2024, no grant-date fair value could be determined for that subtranche under Topic 718 until March 10, 2025.

The 2024 performance shares were divided into two equally-weighted Relative TSR and revenue tranches based on award value approved by the Compensation & Talent Committee. Based on the terms of the awards, any shares accrued on the basis of the applicable level of Relative TSR goal attainment are also subject to a service-vesting condition that generally requires continued service with us through the Relative TSR-based Awards Certification Date. The Relative TSR three-year performance period is from March 1, 2024 through December 31, 2026. Based on the terms of the awards, any shares accrued on the basis of the applicable level of revenue goal attainment are also subject to a service-vesting condition that requires continued service with us through the Revenue-based Awards Certification Date, subject to certain special vesting in the event of death, disability or retirement before that date.

Since the revenue goal for the third subtranche of the 2024 performance share award had not been set by our Compensation & Talent Committee as of the close of the 2025 fiscal year, that subtranche does not have a determinable grant-date fair value under Topic 718 for the 2025 fiscal year.

[7] Represents the 2025 performance shares awarded on March 10, 2025 under the 2022 Plan.

The 2025 performance shares were divided into two equally-weighted Relative TSR and adjusted EPS growth tranches based on award value approved by the Compensation & Talent Committee. The performance-based vesting requirement for the Relative TSR tranche was set by our Compensation & Talent Committee on March 7, 2025 and is tied to the percentile level of our TSR for the three-year performance period from March 1, 2025 through December 31, 2027 relative to the TSR realized for that same period by the companies comprising three subsets of the S&P Healthcare Sub-Index. Based on the terms of the awards, to receive any shares of our common stock accrued pursuant to this Relative TSR tranche, an executive officer must remain employed with us through the Relative TSR-based Awards Certification Date, subject to certain special vesting in the event of death, disability or retirement before that date.

The performance-based vesting requirement for the adjusted EPS growth tranche of each performance award is divided into two equal subtranches, each with its own one-year performance period and applicable service period, as follows:

The performance-based vesting requirement for the first subtranche was the achievement of the adjusted EPS growth for the 2025 fiscal year as set by our Compensation & Talent Committee. The grant-date fair value of that particular subtranche was measured on March 10, 2025, in accordance with Topic 718 and does not take into account estimated forfeitures. Based on the terms of the awards, any shares accrued on the basis of adjusted EPS growth goal attainment for this subtranche are also subject to a service-vesting condition that requires continued service through the award certification date.

The adjusted EPS growth goal for the second subtranche of the 2025 performance shares was set by our Compensation & Talent Committee on March 10, 2025, as a specified percentage of growth in adjusted EPS over 2025 actual adjusted EPS, and thus the actual numeric adjusted EPS goal was not determinable as of the close of the 2025 fiscal year. Accordingly, the second subtranche does not have a determinable grant-date fair value under Topic 718 for the 2025 fiscal year.

[8] Reflects option awards granted under our 2022 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment over the next 36 months. Subject to earlier forfeiture, the maximum term of such options is 10 years. The exercise price per share of each option granted was equal to the closing market price of our common stock on the grant date or the closing market price on the trading day before the grant date if the grant date is not on a trading day.

[9] Represents time-based RSU awards under the 2022 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the awardee's employment over the next 36 months.

[10] Represents time-based RSU awards under the 2022 Plan that were granted to Dr. Berger to compensate him for the value of certain equity awards granted by his former employer that he forfeited as a result of accepting employment with Gilead. These one-time make-whole RSUs, which parallel the form, value and timing of equity awards granted by his former employer, vest in three annual installments from the date of grant during Dr. Berger's employment over the next 3 years.

# 2025 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised option award and unvested stock award held by each of our NEOs as of December 31, 2025. Market values are based on our closing stock price on December 31, 2025, the last trading day of 2025, of $122.74:

| Name | Option Awards[1] | | | | Stock Awards[3] | | | |
| | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Option Exercise Price[2] | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested | Market Value of Shares or Units of Stock That Have Not Vested | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested |
|---|---|---|---|---|---|---|---|---|
| Daniel P. O'Day | 231,280 | — | $ 66.01 | 3/1/2029 | — | — | — | — |
| | 256,620 | — | $ 72.34 | 3/10/2030 | — | — | — | — |
| | 307,355 | — | $ 63.91 | 3/10/2031 | — | — | — | — |
| | 374,282 | 24,953 | $ 57.92 | 3/10/2032 | — | — | — | — |
| | 147,877 | 67,218 | $ 79.50 | 3/10/2033 | — | — | — | — |
| | 122,119 | 157,011 | $ 75.12 | 3/10/2034 | — | — | — | — |
| | — | 169,690 | $117.21 | 3/10/2035 | — | — | — | — |
| | — | — | — | — | 21,441[4] | $ 2,631,699 | — | — |
| | — | — | — | — | 85,580[5] | $10,504,089 | — | — |
| | — | — | — | — | 27,739[6] | $ 3,404,626 | — | — |
| | — | — | — | — | 21,226[7] | $ 2,605,285 | — | — |
| | — | — | — | — | 32,292[8] | $ 3,963,510 | 58,550[9] | $ 7,186,427 |
| | — | — | — | — | 24,709[10] | $ 3,032,789 | — | — |
| | — | — | — | — | 38,396[11] | $ 4,712,725 | 25,755[12] | $ 3,161,169 |
| | — | — | — | — | 4,047[13] | $ 496,729 | — | — |
| | — | — | — | — | 14,741[14] | $ 1,809,310 | — | — |
| | — | — | — | — | 30,887[14] | $ 3,791,070 | — | — |
| | — | — | — | — | 38,395[14] | $ 4,712,602 | — | — |
| Andrew D. Dickinson | 68,700 | 9,815 | $ 57.92 | 3/10/2032 | — | — | — | — |
| | 51,263 | 23,302 | $ 79.50 | 3/10/2033 | — | — | — | — |
| | 38,487 | 49,483 | $ 75.12 | 3/10/2034 | — | — | — | — |
| | — | 49,020 | $117.21 | 3/10/2035 | — | — | — | — |
| | — | — | — | — | 7,432[4] | $ 912,157 | — | — |
| | — | — | — | — | 29,670[5] | $ 3,641,696 | — | — |
| | — | — | — | — | 9,615[6] | $ 1,180,132 | — | — |
| | — | — | — | — | 7,358[7] | $ 903,060 | — | — |
| | — | — | — | — | 10,176[8] | $ 1,248,991 | 18,450[9] | $ 2,264,553 |
| | — | — | — | — | 7,787[10] | $ 955,752 | — | — |
| | — | — | — | — | 11,090[11] | $ 1,361,187 | 7,440[12] | $ 913,186 |
| | — | — | — | — | 1,592[13] | $ 195,402 | — | — |
| | — | — | — | — | 5,110[14] | $ 627,201 | — | — |
| | — | — | — | — | 9,734[14] | $ 1,194,751 | — | — |
| | — | — | — | — | 11,090[14] | $ 1,361,187 | — | — |

| Name | Option Awards[1] | | | | Stock Awards[3] | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Option Exercise Price[2] | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested | Market Value of Shares or Units of Stock That Have Not Vested | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested |
| Johanna Mercier | 73,110 | — | $ 66.64 | 7/24/2029 | — | — | — | — |
| | 71,850 | — | $ 72.34 | 3/10/2030 | — | — | — | — |
| | 92,205 | — | $ 63.91 | 3/10/2031 | — | — | — | — |
| | 160,940 | 10,730 | $ 57.92 | 3/10/2032 | — | — | — | — |
| | 51,263 | 23,302 | $ 79.50 | 3/10/2033 | — | — | — | — |
| | 38,487 | 49,483 | $ 75.12 | 3/10/2034 | — | — | — | — |
| | — | 49,020 | $117.21 | 3/10/2035 | — | — | — | — |
| | — | — | — | — | 7,432[4] | $ 912,157 | — | — |
| | — | — | — | — | 29,670[5] | $ 3,641,696 | — | — |
| | — | — | — | — | 9,615[6] | $ 1,180,132 | — | — |
| | — | — | — | — | 7,358[7] | $ 903,060 | — | — |
| | — | — | — | — | 10,178[8] | $ 1,249,207 | 18,450[9] | $ 2,264,553 |
| | — | — | — | — | 7,787[10] | $ 955,752 | — | — |
| | — | — | — | — | 11,090[11] | $ 1,361,187 | 7,440[12] | $ 913,186 |
| | — | — | — | — | 1,740[13] | $ 213,568 | — | — |
| | — | — | — | — | 5,110[14] | $ 627,201 | — | — |
| | — | — | — | — | 9,734[14] | $ 1,194,751 | — | — |
| | — | — | — | — | 11,090[14] | $ 1,361,187 | — | — |
| Dietmar Berger, M.D., Ph.D. | — | 37,710 | $117.21 | 3/10/2035 | — | — | — | — |
| | — | — | — | — | 8,530[11] | $ 1,046,972 | 5,725[12] | $ 702,687 |
| | — | — | — | — | 8,530[14] | $ 1,046,972 | — | — |
| | — | — | — | — | 48,975[15] | $ 6,011,192 | — | — |
| Deborah H. Telman | 3,038 | — | $ 60.75 | 3/12/2026[16] | — | — | — | — |
| | 32,041 | — | $ 79.50 | 3/12/2026[16] | — | — | — | — |
| | 6,872 | — | $ 75.12 | 3/12/2026[16] | — | — | — | — |

[1] The options vest over a four-year period at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment. Each option is exercisable over a period not to exceed the contractual term of ten years from the grant date.

[2] The exercise price per share of each option granted was equal to the closing market price of our common stock on the grant date or the closing market price on the day before the grant date if the grant date was not a trading day.

[3] Stock awards granted under the Equity Incentive Plans accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding stock awards. Dividend equivalents are accumulated and paid in cash when and to the extent that the underlying shares vest.

[4] Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2023 performance shares, as described in footnote 5 to the 2025 Grants of Plan-Based Awards table on page 76. based on attainment of the applicable revenue goal at 136% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date. The shares were released on February 3, 2026.

[5] Represents the number of shares of our common stock that will vest and become issuable pursuant to the Relative TSR tranche of the 2023 performance shares, as described in footnote 5 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the relative TSR goal at 200% of the target level. The shares were released on February 3, 2026.

[6] Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2023 performance shares, as described in footnote 5 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable revenue goal at 176% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date. The shares were released on February 3, 2026.

[7] Represents the number of shares of our common stock that have accrued under the third revenue subtranche of the 2023 performance shares, as described in footnote 5 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable revenue goal at 135% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date. The shares were released on February 3, 2026.

[8] Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2024 performance shares, as described in footnote 6 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable revenue goal at 176% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date.

[9] Represents the number of shares of our common stock that will vest and become issuable pursuant to the Relative TSR tranche of the 2024 performance shares, as described in footnote 6 to the 2025 Grants of Plan-Based Awards table on page 76, assuming the established performance goal is attained at the target level.

(10) Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2024 performance shares, as described in footnote 6 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable revenue goal at 135% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date.

(11) Represents the number of shares of our common stock that have accrued under the first adjusted EPS growth subtranche of the 2025 performance shares, as described in footnote 7 to the 2025 Grants of Plan-Based Awards table on page 76, based on attainment of the applicable adjusted EPS growth goal at 200% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date.

(12) Represents the number of shares of our common stock that will vest and become issuable pursuant to the Relative TSR tranche of the 2025 performance shares, as described in footnote 7 to the 2025 Grants of Plan-Based Awards table on page 76, assuming the established performance goal is attained at the target level.

(13) Represents time-based RSU awards under the 2004 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the awardee's employment over the next 36 months.

(14) Represents time-based RSU awards under the 2022 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the awardee's employment over the next 36 months.

(15) Represents time-based RSU awards under the 2022 Plan that vest at the rate of 33% on the first anniversary of the grant date and 33% on each subsequent anniversary during the awardee's employment over the next two years.

(16) As a result of Ms. Telman's termination on December 12, 2025, outstanding vested options will expire three-months following her termination date.

# 2025 Option Exercises and Stock Vested

The following table shows the number of shares acquired upon exercise of stock options and vesting of RSUs and/or performance shares for each of our NEOs during the year ended December 31, 2025.

| | Option Awards | | Stock Awards | |
| Name | Number of Shares Acquired on Exercise | Value Realized on Exercise[1] | Number of Shares Acquired on Vesting | Value Realized on Vesting[2] |
|---|---|---|---|---|
| Daniel P. O'Day | — | — | 292,368 | $ 29,660,441 |
| Andrew D. Dickinson | 297,785 | $ 10,007,385 | 112,298 | $ 11,351,948 |
| Johanna Mercier | 75,000 | $ 3,799,988 | 121,535 | $ 12,267,071 |
| Dietmar Berger, M.D., Ph.D. | — | — | — | — |
| Deborah H. Telman | 53,646 | $ 3,084,600 | 17,573 | $ 2,026,678 |

[1] Option awards value realized is determined by multiplying (i) the amount by which the market price of our common stock at the time of exercise exceeded the exercise price by (ii) the number of shares of common stock for which the options were exercised.

[2] Stock awards value realized is determined by multiplying (i) the closing market price of our common stock on the vesting date by (ii) the number of shares of common stock that vested on that date.

# 2025 Nonqualified Deferred Compensation

The following table shows the contributions, earnings and account balances as of 2025 fiscal year end for our NEOs under our Deferred Compensation Plan:

| Name | Executive Contributions in Last Fiscal Year | Company Contributions in Last Fiscal Year | Aggregate Earnings in Last Fiscal Year[1] | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last Fiscal Year-End[2] |
|---|---|---|---|---|---|
| Daniel P. O'Day | — | — | $ 934,589 | — | $ 6,611,338 |
| Andrew D. Dickinson | $ 408,498[3] | — | $ 254,260 | — | $ 1,313,097 |
| Johanna Mercier | — | — | — | — | — |
| Dietmar Berger | — | — | — | — | — |
| Deborah H. Telman | $ 1,652,915[4] | — | $ 560,996 | — | $ 3,895,497 |

[1] The reported amounts corresponds to a composite of the actual market earnings on a group of investment funds selected by the applicable NEOs for purposes of tracking the notional investment return on his or her balance for the 2025 fiscal year.

[2] Includes the following amounts reported as compensation to the NEOs in prior year Summary Compensation Tables: $4,611,548 for Mr. O'Day, $576,408 for Mr. Dickinson and $1,489,362 for Ms. Telman.

[3] Includes $408,498 reported as "Non-Equity Incentive Plan Compensation" in the 2024 Summary Compensation table for Mr. Dickinson.

[4] Includes deferred salary of $336,000 reported in the 2025 Summary Compensation Table and $1,316,915 reported for as "Non-Equity Incentive Plan Compensation" in the 2024 Summary Compensation table for Ms. Telman.

Executive Compensation

# 2025 Potential Payments Upon Involuntary Termination or Change in Control Termination

| Executive Benefits and Payments Upon Separation | Involuntary Termination Without Cause or Resignation for Good Reason[1] Without a Change in Control | | Involuntary Termination Without Cause or Resignation For Good Reason Within Change in Control Protection Period | | Death/Disability | |
| --- | --- | --- | --- | --- | --- | --- |
| **Daniel P. O'Day** | | | | | | |
| Cash severance | $ | 9,000,000 | $ | 13,500,000 | | — |
| Pro-rata bonus | $ | 2,700,000[2] | $ | 2,700,000[2] | | — |
| Equity award vesting acceleration | | — | $ | 69,553,989[3] | $ | 69,553,989[3] |
| Benefits and perquisites: | | | | | | |
| Lump sum to cover COBRA costs | $ | 46,482 | $ | 69,722 | | — |
| Outplacement services | $ | 10,950 | $ | 10,950 | | — |
| Total | $ | 11,757,432 | $ | 85,834,661 | $ | 69,553,989 |
| **Andrew D. Dickinson** | | | | | | |
| Cash severance | $ | 2,807,500 | $ | 5,615,000 | | — |
| Pro-rata bonus | $ | 1,123,000[2] | $ | 1,123,000[2] | | — |
| Equity award vesting acceleration | | — | $ | 22,419,181[3] | $ | 22,419,181[3] |
| Benefits and perquisites: | | | | | | |
| Lump sum to cover COBRA costs | $ | 63,027 | $ | 105,045 | | — |
| Outplacement services | $ | 7,950 | $ | 7,950 | | — |
| Total | $ | 4,001,477 | $ | 29,270,176 | $ | 22,419,181 |
| **Johanna Mercier** | | | | | | |
| Cash severance | $ | 2,972,500 | $ | 5,945,000 | | — |
| Pro-rata bonus | $ | 1,189,000[2] | $ | 1,189,000[2] | | — |
| Equity award vesting acceleration | | — | $ | 22,496,751[3] | $ | 22,496,751[3] |
| Benefits and perquisites: | | | | | | |
| Lump sum to cover COBRA costs | $ | 52,241 | $ | 87,069 | | — |
| Outplacement services | $ | 7,950 | $ | 7,950 | | — |
| Total | $ | 4,221,691 | $ | 29,725,770 | $ | 22,496,751 |
| **Dietmar Berger, M.D., Ph.D.** | | | | | | |
| Cash severance | $ | 2,500,000 | $ | 5,000,000 | | — |
| Pro-rata bonus | $ | 997,260[2] | $ | 997,260[2] | | — |
| Equity award vesting acceleration | | — | $ | 9,539,845[3] | $ | 9,539,845[3] |
| Benefits and perquisites: | | | | | | |
| Lump sum to cover COBRA costs | $ | 63,027 | $ | 105,045 | | — |
| Outplacement services | $ | 7,950 | $ | 7,950 | | — |
| Total | $ | 3,568,237 | $ | 15,650,100 | $ | 9,539,845 |

[1] Per the terms of his offer letter, all such amounts are also payable to Mr. O'Day in the event of his resignation for Good Reason. The other NEOs are also entitled to all listed amounts other than the equity award vesting acceleration on a resignation following a required relocation, without consent, to a new work location that is more than 50 miles from the executive's previous work location under the Severance Plan.

[2] Amount reflects the pro-rated target bonus for the year of termination pursuant to the Severance Plan.

[3] Amount reflects $122.74 (our closing stock price on December 31, 2025) multiplied by the number of shares covered by each accelerating award and for stock options, less the applicable exercise price. The 2023 relative TSR performance shares reflect payout at 200% of target. The 2023 revenue-based performance shares reflect payout at 149% of target (136% for the first subtranche, 176% for the second subtranche, 135% for the third subtranche). The 2024 relative TSR performance shares assume payout at 100% of target. The 2024 revenue-based performance shares assumes payout at 137% of target (176% for the first subtranche, 135% for the second subtranche, 100% for the third subtranche). The 2025 relative TSR performance shares assume payout at 100% of target. The 2025 adjusted EPS growth-based performance shares assume payout at 150% of target (200% for the first subtranche and 100% for the second subtranche).

The payments provided to Ms. Telman in connection with her not-for-cause termination of employment in December 2025 are set forth above under "Severance Benefits."

# Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the company. For further information regarding our pay for performance philosophy and how we align executive compensation with the company's performance, refer to the "Compensation Discussion and Analysis" on page 51.

| Year | Summary Compensation Table Total for Mr. O'Day[1] | Compensation Actually Paid to Mr. O'Day[2] | Average Summary Compensation Table Total for Other NEOs[3] | Average Compensation Actually Paid to Other NEOs[4] | Value of Initial Fixed $100 Investment Based on | | Net Income (in millions)[7] | Net Product Sales (in millions)[8] |
|---|---|---|---|---|---|---|---|---|
| | | | | | Total Shareholder Return[5] | Peer Group Total Shareholder Return[6] | | |
| 2025 | $ 28,437,198 | $ 63,256,337 | $ 9,248,452 | $13,244,193 | $ 255 | $ 125 | $ 8,510 | $ 28,915 |
| 2024 | $ 23,689,392 | $ 44,785,379 | $ 7,725,458 | $14,186,970 | $ 187 | $ 93 | $ 480 | $ 28,610 |
| 2023 | $ 22,607,690 | $ 15,483,783 | $ 7,588,163 | $ 5,469,137 | $ 157 | $ 94 | $ 5,613 | $ 26,934 |
| 2022 | $ 21,621,253 | $ 54,965,255 | $ 7,874,828 | $18,182,586 | $ 161 | $ 90 | $ 4,566 | $ 26,982 |
| 2021 | $ 19,229,466 | $ 31,485,348 | $ 6,279,776 | $ 9,693,178 | $ 130 | $ 100 | $ 6,201 | $ 27,008 |

[1] The dollar amounts reported are the amounts reported in the "Total" column of the Summary Compensation Table for our Chairman and Chief Executive Officer, Mr. O'Day.

[2] The dollar amounts reported represent the amount of "compensation actually paid", as computed in accordance with SEC rules, for Mr. O'Day. The dollar amounts do not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid:

| Year | Summary Compensation Table Total for Mr. O'Day | Less: Summary Compensation Table Reported Value of Equity Awards[a] | Plus: Equity Award Adjustments[b] | Equals: Compensation Actually Paid to Mr. O'Day |
|---|---|---|---|---|
| 2025 | $ 28,437,198 | $ 19,738,462 | $ 54,557,601 | $ 63,256,337 |
| 2024 | $ 23,689,392 | $ 16,551,827 | $ 37,647,814 | $ 44,785,379 |
| 2023 | $ 22,607,690 | $ 15,615,056 | $ 8,491,149 | $ 15,483,783 |
| 2022 | $ 21,621,253 | $ 14,353,915 | $ 47,697,917 | $ 54,965,255 |
| 2021 | $ 19,229,466 | $ 13,139,064 | $ 25,394,946 | $ 31,485,348 |

[a] Represents the aggregate grant-date fair value of equity awards as reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

[b] The equity award adjustments for each applicable year were as set forth in the table below. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

| Year | Year End Fair Value of Equity Awards Granted during the Year | Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years | Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested during the Year | Value of Dividend Equivalents Accrued or Other Earnings Paid on Stock Awards Not Otherwise Reflected in Fair Value | Total Equity Award Adjustments |
|---|---|---|---|---|---|
| 2025 | $ 20,065,232 | $ 25,071,648 | $ 8,247,479 | $ 1,173,242 | $ 54,557,601 |
| 2024 | $ 23,956,270 | $ 13,333,936 | $ (1,033,888) | $ 1,391,496 | $ 37,647,814 |
| 2023 | $ 12,525,814 | $ (2,481,113) | $ (2,859,625) | $ 1,306,073 | $ 8,491,149 |
| 2022 | $ 34,153,918 | $ 14,183,571 | $ (1,966,582) | $ 1,327,010 | $ 47,697,917 |
| 2021 | $ 17,162,219 | $ 6,011,125 | $ 707,262 | $ 1,514,340 | $ 25,394,946 |

[3] The dollar amounts reported represent the average of the amounts reported for our NEOs as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Andrew D. Dickinson, Johanna Mercier, Deborah H. Telman, and Dietmar Berger; (ii) for 2024, 2023 and 2022, Andrew D. Dickinson, Johanna Mercier, Merdad V. Parsey and Deborah H. Telman; and (iii) for 2021, Andrew D. Dickinson, Johanna Mercier, Merdad V. Parsey and Brett A. Pletcher.

[4] The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs identified in footnote 3, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid to any NEO during the applicable year. In accordance with SEC rules, the following adjustments were made to average total compensation for the NEOs for each year to determine the compensation actually paid:

| Year | Average Reported Summary Compensation Table Total for Other NEOs | Less: Summary Compensation Table Average Reported Value of Equity Awards | Plus: Average Equity Award Adjustments[a] | Equals: Average Compensation Actually Paid to Other NEOs |
|---|---|---|---|---|
| 2025 | $ 9,248,452 | $ 5,864,467 | $ 9,860,208 | $ 13,244,193 |
| 2024 | $ 7,725,458 | $ 4,828,738 | $11,290,250 | $ 14,186,970 |
| 2023 | $ 7,588,163 | $ 4,809,225 | $ 2,690,199 | $ 5,469,137 |
| 2022 | $ 7,874,828 | $ 4,961,052 | $15,268,810 | $ 18,182,586 |
| 2021 | $ 6,279,776 | $ 3,625,534 | $ 7,038,936 | $ 9,693,178 |

[a] The amounts deducted or added in calculating the total average equity award adjustments are as follows:

| Year | Average Year End Fair Value of Equity Awards Granted During the Year | Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years | Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year | Average Prior Year End Fair Value of Equity Awards Granted in Prior Years that Failed to Meet Vesting Conditions in the Year | Average Value of Dividend Equivalents Accrued or Other Earnings Paid on Stock Awards Not Otherwise Reflected in Fair Value | Total Average Equity Award Adjustments |
|---|---|---|---|---|---|---|
| 2025 | $ 5,515,483 | $ 4,158,939 | $1,800,982 | $(1,748,917) | $ 133,721 | $ 9,860,208 |
| 2024 | $ 6,878,321 | $ 4,260,282 | $ (282,467) | — | $ 434,114 | $11,290,250 |
| 2023 | $ 3,955,902 | $ (789,322) | $ (879,498) | — | $ 403,117 | $ 2,690,199 |
| 2022 | $11,751,514 | $ 3,365,229 | $ (289,102) | — | $ 441,169 | $15,268,810 |
| 2021 | $ 4,989,853 | $ 1,461,574 | $ 271,571 | — | $ 315,938 | $ 7,038,936 |

[5] Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end of each year shown and the beginning of the measurement period by our share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

[6] The peer group used for this purpose is Nasdaq Biotechnology Index.

[7] The dollar amounts reported represent the amount of net income reflected in our Consolidated Statements of Operations included in our Annual Report on Form 10-K for the applicable year. Our 2022 net income included a $2.7 billion partial impairment charge related to certain IPR&D assets acquired from Immunomedics, Inc. Our 2024 net income included $4.2 billion partial impairment charges related to certain IPR&D assets acquired from Immunomedics, Inc. Our 2025 net income included $0.6 billion partial impairment charges related to certain IPR&D assets related to bulevirtide.

[8] The dollar amounts reported represent the amount of net product sales reflected in our Consolidated Statements of Operations included in our Annual Report on Form 10-K for the applicable year. Total full year 2025 product sales of $28,915 million increased by 1% compared to the same period in 2024, with higher HIV and Liver Disease sales.

## Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis" on page 51, our executive compensation program reflects a pay-for-performance philosophy, with a focus not only on the successful progression of research programs, clinical trials and the launch of new products but also on performance across a range of shorter-term metrics that advance our long-term strategy and longer-term value creation for our stockholders. The metrics that we use for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our company for our stockholders. As required by Item 402(v), the most important financial performance measures used by the company to link compensation actually paid to the NEOs, for the most recently completed fiscal year, to the company's performance are as follows:

a. Net Product Sales
b. Relative TSR
c. Adjusted Operating Income

## Analysis of the Information Presented in the Pay versus Performance Table

While Gilead utilizes several performance measures to align executive compensation with company performance, all of those company measures are not presented in the Pay versus Performance table on page 83. Moreover, Gilead generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with compensation actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, Gilead is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

*Compensation Actually Paid Versus TSR 2021 – 2025*



*Compensation Actually Paid Versus Net Income 2021 – 2025*



*Compensation Actually Paid Versus Net Revenue 2021 – 2025*



# Equity Incentive Plans

<table>
<tr><td>

</td><td>

## Approval of the Amended and Restated Gilead Sciences, Inc. 2022 Equity Incentive Plan

We are asking stockholders to approve an amendment and restatement of the Gilead Sciences, Inc. 2022 Equity Incentive Plan (the "2022 Plan" and, as amended and restated, the "A&R 2022 Plan"). Among other changes, the A&R 2022 Plan increases the number of shares authorized for issuance thereunder by a total of 47,750,000 shares and extends the term of the plan to expire on March 11, 2036. A comprehensive equity compensation program serves as a necessary and powerful tool to attract, retain and incentivize individuals essential to our long-term success and accordingly benefits all of our stockholders by allowing us to retain individuals who are expected to make significant contributions to the creation of stockholder value. If the A&R 2022 Plan is approved by our stockholders, it will become effective on April 30, 2026.

---

✔ **Our Board unanimously recommends a vote "FOR" Proposal 4.**

</td></tr>
</table>

## The Share Reserve Under the A&R 2022 Plan

As part of our Compensation & Talent Committee's recommendation to the Board of Directors to approve the A&R 2022 Plan, including the increase in the total number of shares available for issuance under the plan, the Compensation & Talent Committee considered advice from its independent compensation consultant, Frederic W. Cook & Co., Inc., and analyzed Gilead's historical burn rate, anticipated future equity award needs, and the dilutive impact of the A&R 2022 Plan's share reserve.

▶ Shares Remaining Available Under the 2022 Plan:

If our stockholders approve the A&R 2022 Plan, the maximum aggregate number of shares that may be issued under the A&R 2022 Plan on or after February 13, 2026, assuming no cancellation or forfeiture of outstanding awards after such date, will be 131,445,878 shares. Assuming the target number of shares subject to performance shares awards is earned, this number represents 21,842,721 shares subject to outstanding awards as of February 13, 2026, and 61,853,157 shares available for but not yet subject to a grant or award as of February 13, 2026, plus the additional 47,750,000 shares authorized by the A&R 2022 Plan.

As of February 13, 2026:

▶ 21,842,721 shares were subject to outstanding awards under the 2022 Plan (assuming target performance for outstanding Performance Share Awards);

▶ 61,853,157 shares remained available for issuance pursuant to awards that could be granted under the 2022 Plan after that date;

▶ a total of 262,168 shares were subject to outstanding awards under the Gilead Sciences, Inc. 2018 Equity Incentive Plan (the "2018 Plan"); and

▶ a total of 3,818,143 shares were subject to outstanding awards under the Gilead Sciences, Inc. 2004 Equity Incentive Plan (the "2004 Plan," and together with the 2018 Plan, the "Prior Plans").

No awards have been or may be granted under the Prior Plans since the original approval of the 2022 Plan.

The table below provides more detail, as of February 13, 2026, on the remaining share reserve for the 2022 Plan as well as the number of shares subject to outstanding awards, the weighted average exercise price of those awards and the weighted average remaining contractual term of outstanding awards, in each case under the 2022 Plan and the Prior Plans. On February 13, 2026, the fair market value of our common stock was $154.98 per share, based on the closing sale price of our common stock on that date on the Nasdaq Global Select Market.

| Plan | Shares Available for Future Grant | Shares Subject to Outstanding Awards | | |
| | Number of Shares | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term |
|---|---|---|---|---|
| **2004 Plan** | 0 | 3,818,143[1] | $    $63.27[2] | 4.58 years[3] |
| **2018 Plan** | 0 | 262,168[4] | $    $67.82[2] | 5.12 years[3] |
| **2022 Plan** | 61,853,157 | 21,842,721[5] | $    $88.27[2] | 7.85 years[3] |

[1]  As of February 13, 2026, a total of 427,738 restricted stock units and 3,390,405 stock options were outstanding under the 2004 Plan.
[2]  Represents the weighted average exercise price of the options outstanding under the applicable plan on February 13, 2026.
[3]  Represents the weighted average remaining contractual term of the options outstanding under the applicable plan on February 13, 2026.
[4]  Reflects a total of 262,168 stock options outstanding under the 2018 Plan as of February 13, 2026.
[5]  Includes 486,020 shares of our common stock subject to performance share awards (assuming target performance) that will vest and become issuable upon the attainment of the designated performance objectives. As of February 13, 2026, a total of 17,136,286 restricted stock units, 486,020 performance share units and 4,220,415 stock options were outstanding under the 2022 Plan.

▶ **Historical Burn Rate:** Our equity plan share usage over 2023, 2024, and 2025 represented a three-year average adjusted gross burn rate of 1.1%, as further detailed in the table below.

| Fiscal Year | Weighted Average Common Stock Outstanding | Stock Options Granted | Restricted Stock Units Granted | Performance Share Units Granted | Annualized Burn Rate |
|---|---|---|---|---|---|
| **2023** | 1,248M | 2.1M | 11.5M | 0.3M | 1.1% |
| **2024** | 1,247M | 2.5M | 12.4M | 0.4M | 1.2% |
| **2025** | 1,244M | 1.5M | 8.9M | 0.2M | 0.8% |
| | | | | **Three-Year Average** | 1.1% |

▶ **Dilution:** Dilution is commonly measured by "overhang," which generally refers to the amount of potential dilution to current stockholders that could result from the future issuance of the shares reserved under an equity compensation plan. Overhang is typically expressed as a percentage (equal to a fraction where the numerator is the sum of the number of shares reserved but not issued under equity compensation plans plus the number of shares subject to outstanding awards and the denominator is the sum of the numerator plus the total number of shares outstanding). If the A&R 2022 Plan is approved, our voting power dilution would be approximately 10.9% (based on shares and awards outstanding as of February 13, 2026, and 1,241,420,528 shares of our common stock outstanding as of February 13, 2026).

## Promotion of Good Governance Practices

We have incorporated a number of provisions in the A&R 2022 Plan to protect stockholders and reflect corporate governance best practices, including the following:

▶ *No Repricing and No Reload Options:* The A&R 2022 Plan prohibits the repricing of stock options and stock appreciation rights without stockholder approval, the exchange or substitution of one award for another award that has the effect of reducing the exercise or purchase price, the cancellation or exchange of underwater awards for cash, another award or other property, except in a change in control transaction, and taking any other action that would be considered a repricing under generally accepted accounting standards. Reload options are also expressly prohibited under the A&R 2022 Plan.

▶ *Minimum Vesting Requirement:* Awards under the A&R 2022 Plan (other than cash-based awards) will vest no earlier than the first anniversary of the date of grant, with the exception of substitute awards, shares delivered in lieu of fully-vested cash obligations, awards to non-employee directors that vest on  the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and up to 5% of the shares reserved under the A&R 2022 Plan (subject to equitable adjustments).

▶ *No Dividends on Unvested Awards:* The A&R 2022 Plan provides that dividends and dividend equivalent rights may never be paid on options or SARs or any unvested award.

▶ *No Liberal Share Recycling on Appreciation Awards:* The A&R 2022 Plan prohibits liberal share recycling on option and SAR awards.

▶ *Limit on Non-Employee Director Compensation:* The A&R 2022 Plan contains an annual limit on cash and equity-based compensation that may be paid or granted, whether under the A&R 2022 Plan or otherwise, to our non-employee directors of $750,000 (or $1,000,000 if the non-employee director is serving as chairman of the Board).

▶ *Time- and Performance-Based Awards Subject to Clawback Provision:* All equity awards under the A&R 2022 Plan are subject to Gilead's clawback policies (i) the Compensation Recovery Policy which complies with the requirements imposed pursuant to Exchange Act Rule 10D-1 and applicable Nasdaq listing standards and requires Gilead to recoup covered excess incentive-based compensation received by Gilead's executive officers in the event of a covered financial restatement, and (ii) the Compensation Reconciliation and Recoupment Policy which authorizes the recoupment of (a) any bonus or other cash or equity compensation paid on the basis of financial results that are subsequently restated from any executive officer or other covered individual whose misconduct contributed to an obligation to file the financial restatement, and (b) all or any portion of the amounts or shares of stock (including proceeds realized on a sale of such shares) attributable to time- or performance-based cash or equity-based incentive compensation from any executive officer in the event of significant misconduct that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee who engaged in misconduct.

- ▶ *No Automatic Single Trigger Acceleration or Tax Gross-Ups:* In the event of a change in control of Gilead, the A&R 2022 Plan does not provide for automatic single trigger acceleration and instead provides for double trigger acceleration, where acceleration only occurs if the participant experiences an involuntary or constructive termination following the change in control event. In addition, the A&R 2022 Plan does not provide for tax gross-ups on excise taxes resulting from excess parachute payments.
- ▶ *Term and Exercise Price Limits on Options and SARs:* Options and SARs (as defined below) granted under the A&R 2022 Plan are subject to a maximum term of ten years and options and stock appreciation rights may not be granted at a discount to the fair market value of our common stock on the grant date.

## Plan Summary

The following is a summary of the key provisions of the A&R 2022 Plan, which does not purport to be a complete description of all the provisions of the A&R 2022 and is qualified in its entirety by reference to the A&R 2022 Plan, which is attached hereto as Appendix B. Stockholders are encouraged to read the A&R 2022 Plan in its entirety.

| | |
|---|---|
| **Plan Termination Date:** | March 11, 2036 |
| **Eligible Participants:** | Employees, including executive officers, non-employee directors and consultants |
| **Aggregate Shares Remaining Available for Issuance under A&R 2022 Plan:** | 131,445,878 (includes 21,842,721 shares subject to awards outstanding under the 2022 Plan as of February 13, 2026 and 61,853,157 shares available for grant as of February 13, 2026, plus the additional 47,750,000 new shares) |
| **Fungible Share Counting Provisions:** | Shares issued pursuant to full value awards will count against the aggregate plan limit as 2.5 shares for every 1 share issued. Shares issued pursuant to options or SARs will count against such limit as 1 share for every 1 share issued. |
| **Award Types** | ▶ Incentive stock options   ▶ Performance shares<br>▶ Non-statutory stock options   ▶ Performance units<br>▶ Stock appreciation rights ("SARs")   ▶ Phantom shares<br>▶ Restricted stock   ▶ Dividend equivalent rights<br>▶ Restricted stock units |
| **Limits on Awards to Non-Employee Directors Per Calendar Year:** | $750,000 annual limit on cash compensation earned by and equity awards granted (based on grant date fair value) to any non-employee director, whether provided under the A&R 2022 Plan or otherwise, with such annual limit increased to $1,000,000 for any non-employee director serving as chairman of the Board. |

## Eligibility

Employees, including executive officers, non-employee directors and consultants of Gilead and its related entities are eligible to receive awards under the A&R 2022 Plan. As of February 13, 2026, approximately 16,600 employees (including five executive officers), eight non-employee Board members and zero consultants were eligible to be selected to participate in the A&R 2022 Plan.

## Share Reserve

The maximum number of shares authorized for issuance under the A&R 2022 Plan, from the 2022 Plan's original inception. is limited to the sum of (i) 47,750,000 shares, newly authorized under the proposed restatement, plus (ii) 111,485,837 shares, which is the aggregate number of shares previously authorized under the 2022 Plan. The maximum number of shares of common stock that may be issued from the available share reserve pursuant to incentive stock options that are granted under the A&R 2022 Plan is 132,000,000 shares. The shares of common stock issuable under A&R 2022 Plan may be authorized but unissued shares or shares reacquired by us, including shares repurchased on the open market.

For the avoidance of doubt, as of the date of this 2026 amendment and restatement, the number of shares available for the issuance of new awards will be equal to 61,853,157 shares available for grant as of February 13, 2026, plus the additional 47,750,000 new shares. Any shares granted between February 13, 2026 and the effective date of this amendment will be granted from the 61,853,157 shares available for issuance as of February 13, 2026.

Shares issued pursuant to full value awards under the A&R 2022 Plan will count against the aggregate plan limit as 2.5 shares for every 1 share issued and shares issued pursuant to awards of options or SARs under the A&R 2022 Plan will count against the aggregate plan limit as 1 share for every 1 share issued.

Shares subject to an award (or portion of an award) under the A&R 2022 Plan or the Prior Plans that is forfeited, canceled or expires, is settled in cash or otherwise does not result in the issuance of such shares will be deemed not to have been issued and, with respect to awards under the Prior Plans, will be added to the shares available for issuance under the A&R 2022 Plan. Shares subject to a full value award (or portion of a full value award) under the A&R 2022 Plan or the Prior Plans that are tendered or withheld to cover withholding taxes related to such full value award will again be available for issuance under the A&R 2022 Plan. In any such case as described here, such shares will be added at a rate of 1 share for every 1 share subject to an option or SAR that is forfeited, canceled, expired or settled in cash and 2.5 shares for every 1 share subject to any other award that is forfeited, canceled, expired, settled in cash, or returned due to net withholding on full value awards.

However, if the exercise price of an option or SAR is paid with shares of common stock, the authorized reserve under the A&R 2022 Plan will be reduced by the gross number of shares for which that option or SAR is exercised, and not by the net number of shares issued under the exercised stock option or SAR. In addition, should shares otherwise issuable under the A&R 2022 Plan be withheld in satisfaction of the withholding taxes incurred in connection with the exercise or settlement of an option or SAR (including shares that are tendered or withheld after February 18, 2022 to satisfy withholding taxes incurred in connection with the exercise or settlement of an option or SAR granted under any Prior Plan), then the number of shares available for issuance under the A&R 2022 Plan will be reduced by the gross number of shares issuable under such award, calculated prior to such share withholding. Shares repurchased by Gilead on the open market with the proceeds of an option will not be available for issuance under the A&R 2022 Plan.

## Administration

Our Compensation and Talent Committee serves as the primary administrator of the A&R 2022 Plan; however, the A&R 2022 Plan may also be administered by the Board, any committee designated by the Board or one or more of our officers or other employees authorized to grant, amend and administer awards to non-director and non-officer employees and consultants. The term Plan Administrator, as used in this summary, means our Compensation and Talent Committee, our Board, any other committee of our Board and any individual or individuals granted administrative authority under the A&R 2022 Plan, to the extent each such entity or person is acting within the scope of such person's or entity's administrative jurisdiction under the A&R 2022 Plan.

The Plan Administrator has the discretion to select the eligible individuals to whom awards are to be granted and the terms and conditions of each award, including the number of shares of common stock underlying the award or the dollar amount of any cash award made under the plan, the vesting schedule in effect for the award (including any applicable performance goals), the issuance schedule for the shares to be issued in settlement of the award, the maximum term of the award and the provisions for satisfying the applicable withholding taxes upon the exercise, vesting or settlement of the award. The Plan Administrator may also establish additional terms, conditions, or procedures, including sub-plans, in order to accommodate the grant of awards under the A&R 2022 Plan to grantees in non-U.S. jurisdictions.

## Awards

The A&R 2022 Plan provides for the following types of awards: incentive stock options, non-statutory stock options, SARs, restricted stock, restricted stock units, performance units, performance shares, phantom shares and dividend equivalent rights. Awards under the A&R 2022 Plan may vest upon the completion of a designated service period and/or the attainment of pre-established performance goals.

The principal features of the various types of awards authorized under the A&R 2022 Plan are summarized as follows:

▸ *Stock Options.* The exercise price of stock options may not be less than the fair market value of our common stock on the grant date (or 110% of the fair market value for an incentive stock option granted to an employee owning more than 10% of our voting power), and no stock option may have a term in excess of ten years (or five years for an incentive stock option granted to an employee owning more than 10% of our voting power). Options will generally become exercisable in one or more installments over a specified period of service measured from the grant date. Payment of the exercise price may be made in cash, check or in shares of our common stock, including a net issuance using shares otherwise purchasable under the option to pay the exercise price. The option may also be exercised through a broker-dealer sale and remittance procedure pursuant to which the grantee affects a same-day exercise of the option and sale of the purchased shares in order to cover the exercise price for the purchased shares and the applicable withholding taxes. Reload options are prohibited under the A&R 2022 Plan.

▸ *Stock Appreciation Rights.* A SAR will allow the holder to exercise that right as to a specific number of shares of common stock and receive in exchange an appreciation distribution from us in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which the SAR is exercised over (ii) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of the common stock on the date the SAR is granted, and the SAR may not have a term in excess of ten years. The distribution may be made in cash or in shares of our common stock.

▸ *Restricted Stock.* The Plan Administrator may make awards of unvested shares of our common stock. The Plan Administrator will determine the vesting schedule of those shares at the time of the award (including any performance-vesting requirements), the amount of consideration to be paid, if any, for the restricted stock and the form in which such consideration may be paid.

▸ *Restricted Stock Units.* A restricted stock unit award will entitle the holder to receive one share of our common stock for each awarded unit upon the completion of a designated service period and/or the attainment of specified performance objectives as determined by the Plan Administrator. The shares of common stock underlying the restricted stock units may be issued immediately upon vesting or may be deferred to a later date.

▸ *Performance Shares.* A performance share award will be denominated in shares of our common stock. The Plan Administrator will determine the performance goal or goals to be attained in order for the underlying shares to vest, any additional period of service required of the grantee after the performance goals are attained. The performance shares which vest under the terms of the award may be settled in shares of our common stock or in cash. Settlement may occur at the time of vesting or may be deferred to a later date.

▶ *Performance Units.* A performance unit award will be denominated in terms of a fixed dollar amount. At the time of the award, the Plan Administrator will determine the performance goal or goals to be attained in order for the performance units to vest and any additional period of service required of the grantee after those performance goals are attained. The performance units which vest under the terms of the award will be paid in cash or, at the discretion of the Plan Administrator, may be settled in shares of our common stock with a fair market value equal to such cash amount. Settlement may occur at the time of vesting or may be deferred to a later date.

▶ *Phantom Shares.* Phantom shares are denominated in terms of our common stock, but do not provide any actual stockholder rights to the individual. At the time of the award, the Plan Administrator will determine the performance goal or goals to be attained and/ or the service period, if any, to be completed in order for the phantom shares to vest. Any phantom shares which vest under the terms of the award may be settled in shares of our common stock or in cash. Settlement may occur at the time of vesting or may be deferred to a later date.

▶ *Dividend Equivalent Rights.* The Plan Administrator may provide that any awards other than options or SARs earn dividends or dividend equivalent rights. No payment will be made with respect to any dividend or dividend equivalent right granted in connection with an award under the A&R 2022 Plan unless, until and only to the extent the vesting conditions of such award are satisfied. Any crediting of dividends or dividend equivalent rights may be subject to such restrictions and conditions as the Plan Administrator may establish, including reinvestment in additional shares of our common stock or restricted stock units, and may be settled in shares of our common stock or cash.

# General Provisions

## Minimum Vesting Requirement

Awards under the A&R 2022 Plan (other than cash-based awards) will vest no earlier than the first anniversary of the date of grant, with the exception of substitute awards, shares delivered in lieu of full-vested cash obligations, awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and up to 5% of the shares reserve under the A&R 2022 Plan (subject to equitable adjustments). The minimum vesting requirement does not apply to the Plan Administrator's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability or change in control.

## Transferability

Incentive stock options under the A&R 2022 Plan may not be transferred assigned, pledged or disposed of in any manner other than by will or the laws of inheritance following the grantee's death, and all options may not be transferred to third party financial institutions for value. Other awards under the A&R 2022 Plan will be transferable by will or the laws of inheritance, as well as by gift or pursuant to a domestic relations order to members of the participant's immediate family in a manner determined by the Plan Administrator.

## Change in Control

Upon a change in control, our Board may, in its discretion, provide for any of the following treatment of options and SARs under the A&R 2022 Plan: (i) the options and SARs may fully vest and become exercisable prior to the change in control, (ii) may be assumed by the surviving corporation or replaced with economically equivalent awards, (iii) the options and SARs may fully vest immediately prior to the change in control and then terminate immediately after the change in control, to the extent not previously exercised, or (iv) the options and SARs may be continued in full force and effect following such change in control. Underwater options and SARs may be cancelled and terminated without payment upon such change in control.

With respect to other awards under the A&R 2022 Plan, upon a change in control, our Board may, in its discretion, provide for the assumption by the surviving corporation or replacement with economically equivalent awards. If such other awards are not assumed or replaced, then they will fully vest immediately prior to the change in control.

Awards under the A&R 2022 Plan that are assumed, replaced or otherwise continue in effect will fully vest in the event the grantee's service with us or the successor entity is involuntarily terminated without cause or voluntarily terminated by the grantee due to constructive termination within a designated period following a change in control.

A change in control generally will be deemed to occur in the event (i) all or substantially all of our assets are sold, transferred or disposed, (ii) we are party to a corporate transaction following which any person or group of related persons becomes directly or indirectly the beneficial owner of securities possessing more than 50% of the total combined voting power of our outstanding securities, (iii) certain changes occur in the composition of our Board, or (iv) we are dissolved or liquidated.

## Prohibition against Repricing

Without the consent of our stockholders, no award granted under the A&R 2022 Plan may be repriced, replaced, regranted through cancellation or modified (other than in the event of certain changes in our capital structure as described below), if the effect would be to reduce the exercise or purchase price in effect for the shares underlying that award. Accordingly, the Plan Administrator may

not implement any of the following repricing programs under the A&R 2022 Plan without obtaining stockholder approval: (i) the cancellation of outstanding options or SARs in return for new options or SARs with a lower exercise price per share, (ii) the cancellation of underwater outstanding options or SARs for consideration payable in cash, property, or other award, except in connection with a change in control transaction, (iii) the direct reduction of the exercise price in effect for outstanding options or SAR, or (iv) any action that is treated as a repricing under generally accepted accounting standards.

## Adjustments

In the event any change is made to our outstanding common stock as a result of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change affecting our outstanding common stock as a class, or should the value of the outstanding shares of our common stock change as a result of a spin-off transaction or an extraordinary dividend or distribution, or should there occur any merger, consolidation or other reorganization, then equitable and proportional adjustments will be made to the maximum number and class(es) of securities issuable under the A&R 2022 Plan (including pursuant to incentive stock options). Outstanding awards under the A&R 2022 Plan will also be equitably and proportionally adjusted as to the number and class(es) of securities and exercise price (or other cash consideration) payable per share under each such award. The adjustments will be made in such a manner as the Plan Administrator deems appropriate in order to prevent the dilution or enlargement of benefits under the A&R Plan and the outstanding awards thereunder, and such adjustments will be final, binding and conclusive.

## Amendments and Termination

Our Board may amend, suspend or terminate the A&R 2022 Plan at any time, except that no amendments to the A&R 2022 Plan will be made without the approval of our stockholders if such approval is required by applicable law or regulation or the listing standards of the exchange on which our common stock is at the time primarily traded. Unless earlier terminated by our Board, the A&R 2022 Plan will terminate on March 11, 2036. No suspension or termination of the A&R 2022 Plan will adversely affect any rights under awards previously granted under the A&R 2022 Plan, which will continue in effect following such suspension or termination.

# Existing Plan Benefits

As described above, the selection of participants who will receive future awards under the A&R 2022 Plan and the size and types of awards will be determined by the Plan Administrator in its discretion. Therefore, the amount of any future awards under the A&R 2022 Plan is not yet determinable and it is not possible to predict the benefits or amounts that will be received by, or allocated to, particular individuals or groups of employees.

The following table sets forth information with respect to awards that have been granted to our NEOs and the specified groups set forth below under the 2022 Plan from its original effective date through February 13, 2026. The amounts shown below assume the achievement of the target level of performance under all outstanding performance share units.

| Name and Principal Position | Stock Options | Stock Awards |
| --- | --- | --- |
| **Daniel P. O'Day,** Chairman and Chief Executive Officer | 663,915 | 408,045 |
| **Andrew D. Dickinson,** Chief Financial Officer | 211,555 | 130,215 |
| **Johanna Mercier,** Chief Commercial & Corporate Affairs Officer | 211,555 | 130,215 |
| **Dietmar Berger,** Chief Medical Officer | 37,710 | 71,760 |
| **Deborah H. Telman,** Former EVP, Corporate Affairs and General Counsel | 184,145 | 116,300 |
| **All current executive officers as a group (5 persons)** | 1,150,135 | 780,320 |
| **All non-executive directors as a group (8 persons)** | 340,820 | 61,437 |
| **All employees (other than executive officers and non-executive directors as a group)** | 4,903,545 | 37,038,200 |

# Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to us and the participants who receive awards under the A&R 2022 Plan based on the federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, or other tax laws other than U.S. federal income tax law. Because individual circumstances may vary, we recommend that all participants consult their own tax advisor concerning the tax implications of awards granted under the A&R 2022 Plan.

# Option Grants

Options granted under the A&R 2022 Plan may be either incentive stock options, which satisfy the requirements of Section 422 of the Code, or non-statutory stock options, which are not intended to meet such requirements. The U.S. federal income tax treatment for the two types of options differs as follows:

### INCENTIVE STOCK OPTIONS

No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a disqualifying disposition, as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (a) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (b) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss.

If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the amount of ordinary income recognized by the optionee as a result of the disposition. We will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

### NON-STATUTORY OPTIONS

No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option.

# Stock Appreciation Rights

No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised stock appreciation right, and the holder will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right.

# Restricted Stock Awards

The recipient of unvested shares of common stock will not recognize any taxable income at the time those shares are issued but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The recipient may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the recipient will not recognize any additional income as and when the shares subsequently vest. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient with respect to the unvested shares at the time such ordinary income is recognized by the recipient.

# Restricted Stock Units/Performance Shares/Performance Units/Phantom Shares

No taxable income is recognized upon receipt of restricted stock units, performance shares, performance units or phantom shares. The holder will recognize ordinary income in the year in which the shares subject to the award are actually issued or in the year in which the award is settled in cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the holder will be required to satisfy the tax withholding requirements applicable to the income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued or the cash amount is paid.

## Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any "covered employee" in excess of $1 million. For purposes of Section 162(m), the term "covered employee" includes any individual who serves as chief executive officer, chief financial officer or one of the other three most highly compensated executive officers for 2017 or any subsequent calendar year. Beginning with the 2028 calendar year, the $1 million annual deduction limitation under Section 162(m) of the Code will also apply to any individual who qualifies as one of the next five most highly compensated employees of the company, even if such individual is not an officer of the company, in 2027 or any subsequent calendar year. It is expected that compensation deductions for any covered employee with respect to awards under the A&R 2022 Plan will be subject to the $1 million annual deduction limitation. The Plan Administrator may grant awards under the A&R 2022 Plan or otherwise that is or may become non-deductible when it believes doing so is in the best interests of Gilead and our shareholders.

## Change in Control

The acceleration of the exercisability or the vesting of an award upon the occurrence of a change in control may result in an "excess parachute payment" within the meaning of Section 280G of the Code. A "parachute payment" occurs when a "disqualified individual" (which includes officers, certain highly compensated individuals and certain significant stockholders) receives payments contingent upon a change in control that exceed an amount equal to three times his or her "base amount." The term "base amount" generally means the average annual compensation paid to such individual during the five calendar years preceding the calendar year in which the change in control occurs. An "excess parachute payment" is the excess of all parachute payments made to the employee on account of a change in control over the employee's base amount. If any amount received by a disqualified individual is characterized as an excess parachute payment, such individual is subject to a 20% excise tax on the amount of the excess parachute payment, and we will be denied a tax deduction with respect to such excess parachute payment.

## Code Section 409A

Section 409A of the Code generally provides that any deferred compensation arrangement must satisfy specific requirements, both in operation and in form, regarding (i) the timing of payment, (ii) the advance election of deferrals, and (iii) restrictions on the acceleration of payment. Failure to comply with Section 409A of the Code may result in the early taxation (e.g., taxation at the later of the granting or vesting of an award) plus interest to the participant of deferred compensation and the imposition of an additional 20% penalty tax on the participant based on the deferred amounts included in the participant's taxable income. We intend to structure awards under the A&R 2022 Plan in a manner that is designed to be exempt from or comply with Section 409A of the Code. However, we will have no liability to a participant, or any other party, if an award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant.

# Equity Compensation Plan Information

The following table provides certain information with respect to our equity compensation plans in effect as of December 31, 2025:

| (in millions, except per share amounts)<br>Plan Category | Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Rights (in MM)[1]<br>(a) | Weighted-average Exercise Price of Outstanding Options and Rights[1]<br>(b) | Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in MM)<br>(c) |
|---|---|---|---|
| **Equity compensation plans approved by security holders:** | | | |
| 2004, 2018 and 2022 Equity Incentive Plans | 27.2 | $ 76.08 | 61.6 |
| Employee Stock Purchase Plan[2] | | | 21.8 |
| Total equity compensation plans approved by security holders | 27.2 | $ 76.08 | 83.4 |
| **Equity compensation plans not approved by security holders** | — | — | — |
| Total | 27.2 | $ 76.08 | 83.4 |

[1] Includes 18 million restricted stock units and performance share units. These awards have no exercise price and are not included in the weighted-average exercise price of outstanding awards.
[2] Under our Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

> ✔ **The Board unanimously recommends a vote "FOR" Proposal 4.**

# Stockholder Proposals

PROPOSAL

5

## Stockholder Proposal Requesting an Independent Board Chair Policy

John Chevedden has submitted a stockholder proposal for consideration at the Annual Meeting. We will furnish the address for the proponent upon receipt of a request to the Corporate Secretary for such information. We have been notified that Mr. Chevedden has continuously held 150 shares of our common stock since October 1, 2022.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Mr. Chevedden to the stockholders for approval is as follows:

### Stockholder Proposal

**Proposal 5 – Independent Board Chairman**


FOR
Shareholder Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

The Chairman of the Board shall be an Independent Director. A Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is required to seek an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting shareholder confidence.

This detached perspective allows the chairman to focus on shareholder interests, strengthen management accountability, and provide critical checks and balances, ultimately contributing to long-term sustainability and credibility.

Now could be a ripe time for a change since Gilead stock was at $123 in 2015 and only at $120 late in 2025 despite a robust stock market.

Gilead settled a civil fraud lawsuit for $202 million with the U.S. Attorney's Office and 49 state attorneys generals. Gilead was charged with running an illegal kickback scheme by providing lavish meals, free travel, and speaker fees to doctors to encourage them to prescribe Gilead's HIV drugs.

Lawsuits continue over older Gilead HIV drugs containing tenofovir disoproxil fumarate, such as Truvada. Gilead is charged with intentionally withholding a safer alternative to maximize profits and failed to warn patients of the risk of kidney and bone damage. There are thousands of pending state-level cases.

A settlement between Gilead and the U.S. Department of Health and Human Services was criticized for potentially undermining the public-private partnership model for pharmaceutical innovation. Critics argued that the terms, which allow Gilead to use patents developed by the Centers for Disease Control and Prevention for HIV prevention, were too favorable to Gilead and could harm public health.

The U.S. Food and Drug Administration placed a clinical hold on trials for two investigational HIV treatments, GS-1720 and GS-4182. There was a decrease in a type of white blood cell in some trial participants.

Gilead's efforts to expand its oncology portfolio faced setbacks with the failure of two late-stage clinical trials for its cancer drug Trodelvy. A trial for metastatic urothelial cancer failed, along with another study for previously treated metastatic non-small cell lung cancer.

Gilead Q2 2025 earnings indicated disappointing sales. The Cell Therapy franchise (Yescarta and Tecartus) and the liver disease portfolio both experienced sales decreases due to competitive pressures.

Per an October 2025 MarketBeat report recent insider Gilead stock sales could be a point of concern for investors, potentially signaling a lack of confidence in Gilead's short-term performance.

Please vote yes:


**Independent Board Chairman – Proposal 5**


## Our Board Recommends a Vote AGAINST This Proposal

### Our Board's View Aligns with Recent Stockholder Votes on this Issue

In 2013-2015, 2017-2022 and 2025, our Board carefully considered stockholder proposals requesting that our Board adopt a policy that the Chairperson of the Board be an independent director. In each of those votes, the majority of shares were voted AGAINST the proposals. Our Board continues to believe that stockholder interests are best served when the Board has the flexibility to determine the best person to serve as Chairperson, and that the robust duties of our Lead Independent Director provide strong independent Board leadership. Our Board recommends a vote AGAINST this proposal.

### The Board Should Have Flexibility to Choose an Appropriate Governance Structure Tailored to the Needs of Gilead

One of the most important tasks undertaken by a board is to select the leadership of the board and the company. In order to execute this critical function most effectively and in the best interest of our stockholders, our Board needs the flexibility to design Gilead's board leadership structure based on the circumstances at the time. Our Board is composed of directors with diverse backgrounds, experiences and perspectives, as well as extensive knowledge about Gilead's business and our industry, and is best positioned to evaluate the optimal Board leadership structure.

Our current policy enables our Board to choose a leadership structure that can be tailored to the strengths of Gilead's officers and directors and best addresses Gilead's evolving and highly complex business. The policy also allows our Board to make changes in the company's leadership structure when the Board believes that such actions are in the best interests of the company and its stockholders. Departing from Gilead's current policy would unduly impair our Board's ability to select the director it believes is best suited to serve as Chairperson based on the circumstances at the time.

The independent directors review this structure on a regular basis to evaluate whether the structure continues to serve the best interests of Gilead. As part of this review, the Board incorporates feedback from investors gained through our year-round stockholder engagement efforts. In addition, our annual Board self-assessment process evaluates the effectiveness of the Board, the Chairperson's leadership of the Board and our Lead Independent Director. Our Board has determined that it is currently in the best interests of Gilead to have a powerful Lead Independent Director in addition to our Chairperson of the Board.

In May 2024, our independent directors unanimously appointed Anthony Welters as our Lead Independent Director, in recognition of his leadership experience, in-depth knowledge of Gilead and demonstrated commitment to the role. Having served as a director on the Board since 2020, he has developed deep knowledge of our operations and business cycles. Mr. Welters has significant leadership experience on other public boards and in the healthcare industry. In addition, he has extensive experience in the health insurance and managed care industry and has demonstrated his commitment to delivering healthcare to underserved communities. Given his proven leadership capability, breadth of industry experience, business success and strong relationships with and active representation of the independent directors on the Board, our Board believes Mr. Welters is a strong and effective Lead Independent Director.

## Mr. O'Day's Role as Our Chairman of the Board is in the Best Interests of Gilead and its Stockholders

The independent directors of our Board have concluded that it is currently in the best interests of Gilead and its stockholders for Mr. O'Day to serve as our Chairman of the Board (in addition to his role as Chief Executive Officer) because it best positions Mr. O'Day to effectively drive future strategy and decision-making for our organization.

In addition to Mr. O'Day's public, private and non-profit board experience, he has a track record of success in highly scientific and competitive therapeutic areas, deep understanding of the evolving healthcare environment around the world and unwavering commitment to driving innovation across all aspects of a business.

## Our Lead Independent Director Provides Our Board with Independent Leadership and Accountability

We believe the robust duties of our Lead Independent Director, who is selected by the Board's independent directors, empower our independent directors to provide effective guidance and oversight of management, including our Chief Executive Officer. The role of Lead Independent Director at Gilead is modeled on the role of an independent Chairperson, facilitating a strong, independent and active Board of Directors. As set forth in the Lead Independent Charter adopted by our Board, the Lead Independent Director has clearly delineated and comprehensive duties. These duties include:

- ▶ Consulting with the Chairperson as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing company operations;
- ▶ Consulting with the Chairperson regarding and approving the information, agenda and schedules of meetings of the Board of Directors and Board committees;
- ▶ Advising the Chairperson as to the information necessary or appropriate for the independent directors to effectively and responsibly perform their duties and provide feedback on the quality, quantity and timeliness of information submitted by management;
- ▶ Advising the Board of Directors and its committees on the retention of advisers and consultants who report directly to the Board of Directors;
- ▶ Calling meetings of the independent directors, as appropriate;
- ▶ Chairing meetings of the independent directors;
- ▶ Serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;
- ▶ Providing independent directors with adequate opportunities to meet and discuss issues in meetings of the independent directors;
- ▶ Encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;
- ▶ Communicating to management, as appropriate, the results of private discussions among independent directors;
- ▶ Facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;
- ▶ Participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;
- ▶ Providing guidance on director succession and development;

- Ensuring Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;

- Unless otherwise directed by the Board, serving as the independent directors' representative in crisis situations;

- Monitoring, in collaboration with the Nominating and Corporate Governance Committee, conflicts of interest of all directors, including the Chief Executive Officer;

- Participating, in collaboration with the Compensation and Talent Committee, in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management;

- Responding, as appropriate, to stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairperson and other directors as the Lead Independent Director may deem appropriate;

- Representing independent directors in communications with other stakeholders, as required; and

- Performing such other duties as the Board of Directors may from time to time delegate.

In addition, as required by our Board Guidelines, Gilead's independent directors meet without executive management on a routine basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

## Our Corporate Governance Practices Empower Our Independent Directors to Select the Right Leadership Structure

Gilead's strong corporate governance policies and practices provide our independent directors with the ability to effectively oversee our management and make well-informed decisions about critical issues, such as the Board's leadership structure.

- *Substantial majority of our directors are independent.* Currently, eight out of the nine director nominees are independent.

- *Fully independent Board committees.* All members of the Board's committees—the Audit Committee, the Compensation and Talent Committee, the Nominating and Corporate Governance Committee and the Science Committee—are "independent" in accordance with or as defined in the rules adopted by the SEC and Nasdaq and Gilead's own Board Guidelines. This structure entrusts the oversight of critical matters to independent directors, such as the integrity of our financial statements, the compensation of our executive officers, the selection and evaluation of directors, the development of corporate governance principles and oversight of our scientific strategies.

- *Annual Board and committee evaluations.* Our Lead Independent Director conducts an annual assessment of the Board, the Chairperson's Board leadership and committees of the Board to evaluate their effectiveness.

- *Independent evaluation of Chief Executive Officer performance.* Our Compensation and Talent Committee, which is fully independent, is responsible for performing an annual evaluation of the Chief Executive Officer against his performance objectives.

- *Ongoing Board refreshment.* Our Nominating and Corporate Governance Committee regularly evaluates the Board's composition, with a goal of ensuring a diversity of perspectives and skillsets to oversee management's execution of our strategy.

- *Ability to consult with external advisers.* Our Lead Independent Director has the authority to engage outside advisers and consultants as he deems appropriate to fulfill his responsibilities.

- *Established corporate governance guidelines.* We maintain strong corporate governance policies and practices. Information regarding our corporate governance initiatives, including our Board Guidelines and the charter for each Board committee, can be found on our website at www.gilead.com on the Investors page under "Corporate Governance."

We believe that the interests of our stockholders will be best served by maintaining our Board's flexibility in determining the board leadership structure that is best suited to the needs of Gilead at any particular time.

**✕ Our Board unanimously recommends a vote "AGAINST" Proposal 5.**



**PROPOSAL**

# 6

# Stockholder Proposal Requesting a Report on the Impact of Extended Patent Exclusivities on Patient Access

AIDS Healthcare Foundation ("AHF") has submitted a stockholder proposal for consideration at the Annual Meeting. We will furnish the address for the proponent upon receipt of a request to the Corporate Secretary for such information. We have been notified that AHF has continuously held 500 shares of our common stock since March 26, 2024.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by AHF to the stockholders for approval is as follows:

## Stockholder Proposal

RESOLVED, that the shareholders of Gilead Sciences ("Gilead") ask the Board of Directors to provide a report (at reasonable cost and omitting confidential or proprietary information) that assesses the risks of how extending patent exclusivities of current Gilead treatments could delay Gilead from releasing biosimilars and novel therapeutics, hindering patient access to more effective and/or affordable treatments. The report need not include any material that Gilead reasonably believes would prejudice it in pending litigation or claims of which it has notice.

### SUPPORTING STATEMENT

Patent extensions of branded drugs impede patient access to next generation therapeutics while also making the pharmaceutical manufacturer overly reliant on a revenue model that privileges the short-term over long-term growth. When patent protection of a branded drug nears its end, a manufacturer that makes minor changes to the formulation can extend patent protections; if the drug maker has a much more effective successor therapeutic ready for FDA approval, it can delay the release of the successor treatment to maximize monopolistic profits of the older, less effective version.

Reports suggest that Gilead delayed the release of Descovy (emtricitabine and tenofovir alafenamide) in favor of maximizing profits of Truvada (tenofovir disoproxil fumarate). The decision led to legal expenses, including settlements with plaintiffs alleging impropriety, which diverts time and resources away from research and development of innovative treatments.

The FDA approved Truvada for treatment of HIV in 2004. Internal documents show that one year prior, Gilead proposed patent exclusivity strategy while already working on the more potent version of tenofovir, Descovy.[1]

Gilead's delay strategy created foreseeable legal risks. The company was the subject of a *New York Times* exposé, which included leaked internal memos outlining the patent extension plan.[2] The negative press coverage detailed that a small percentage of Truvada users suffered kidney damage and osteoporosis, avoidable consequences had Gilead expedited development of a successor compound with a safer risk profile.

As a result of *Holley v. Gilead Sciences,* the company agreed to a $40 million settlement with 2,625 plaintiffs "to avoid the cost and distraction of litigating these cases, and in no way is this settlement an admission of liability or wrongdoing."[3] While Gilead admits no fault, the settlement itself can create doubt with investors and other stakeholders.

---

[1]   https://int.nyt.com/data/documenttools/gilead-sept-2003/1561f0e7e503288f/full.pdf.
[2]   How Gilead Profited by Slow-Walking a Promising H.I.V. Therapy - The New York Times.
[3]   Gilead Statement on Agreement in Principle to Resolve Federal TDF Litigation.

Gilead opted to maximize revenue of an older therapeutic when it had a more effective version ready to enter the market. Those living with HIV were held captive to a revenue model that preferred patent extensions over bringing the next generation of safer, more effective therapies to market. A report on how patent exclusivity extensions could stifle innovation functions as a guardrail to ensure Gilead prioritizes investments in the breakthrough therapeutics of the future.

## Our Board Recommends a Vote AGAINST This Proposal

We share the proponents' concern regarding the importance of innovation and maintaining patient access to medicines. However, we disagree with the presumptions and assertions on which this proposal is premised, and we believe that patents, innovation and patient access are not at odds with each other. Gilead's core mission is to discover, develop and deliver transformational therapies to transform care for people around the world. We believe that the exclusivity protection granted by patents incentivizes innovation and encourages further investment in research and development of life-changing medicines. In addition, Gilead is committed to increasing access to medicine. As a result, we believe that the proposal's requested report reflects an inaccurate or biased perspective and therefore is unnecessary and would not advance the interests of Gilead or our stakeholders.

### Patent Protection Incentivizes Innovation and Encourages Further Investment in Research and Development of Life-Changing Medicines

We have committed significant resources to internal research and development opportunities and external business development activity to drive innovation. Our research and development decisions are guided by our focus on delivering safe and effective medicines for the people who prescribe and use them. We take a responsible approach to patents and intellectual property protection, and we strongly believe that the exclusivity protection granted by patents, which is only for a limited time, incentivizes innovation, encourages further research and development of life-changing medicines and ultimately enables our efforts to ensure availability of and access to our medicines.

Gilead's patents represent innovations that advance therapies for patients and are integral to support the protection of our intellectual property and long-term stockholder value. Gilead will often have multiple patents for a medicine, but these patents cover aspects of the medicine that have required separate innovation and investment. There is more to a medicine than just the active ingredient or compound. For example, there may be separate new inventions for ways to deliver the compound to a target, ways of using the compound or ways of making a compound. Any patents covering these types of inventions are sometimes referred to as secondary or tertiary patents in relation to the initial patent for the active ingredient or compound or as "extending" the exclusivity of the initial patent. However, these are all innovations that can benefit patients and all must meet the same requirements for a patent to be granted, and the patents would not be granted unless the national patent office[s] determine[s] that they cover new and non-obvious inventions. After a patent on the active ingredient or compound in a medicine expires, others would not be excluded from making or using the active ingredient or compound just because there are secondary or tertiary patents related to the medicine.

### Gilead Supports Many Programs to Increase Patient Access to Our Medicines

We support programs to increase patient access. For example, our global access programs help people overcome barriers to treatment in low- and middle-income countries. These programs expand disease awareness, address stigma and support front-line services and care, including through tiered pricing with discounts based on disease burden and national per-capital income. In addition, we have a long track record of licensing HIV patents to companies that produce generic medicines for distribution in low-income countries. For example, in October 2024, we signed non-exclusive, royalty-free voluntary licensing agreements with six pharmaceutical manufacturers to make and sell generic lenacapavir, Gilead's twice-yearly injectable HIV-1 capsid inhibitor, subject to required regulatory approvals, in 120 high-incidence, resource-limited countries. The agreements were signed in advance of any global regulatory submissions to enable these countries to quickly introduce generic versions of lenacapavir for HIV prevention, if approved. In July 2025, we announced a strategic partnership agreement with the Global Fund to Fight AIDS, Tuberculosis and Malaria (Global Fund) to supply lenacapavir for the prevention of HIV as pre-exposure prophylaxis. Through the agreement, we will supply enough doses to reach up to two million people over three years in countries supported by the Global Fund, at no profit to Gilead. More than 30 million treatments for HIV, HBV, HCV and COVID-19 have been made available in low- and

middle-income countries as a result of partnerships with generic licensees, governments and NGOs. In the U.S., our patient support programs help ease the burden that a complex and difficult-to-manage healthcare landscape can place on patients and families. Our patient support programs provide improved access to medicines, such as co-pay assistance and counseling across our therapeutic areas. Further, we have a long history of working with state AIDS Drug Assistance Programs to provide lower pricing for our HIV medicines. Approximately half of all individuals taking Gilead HIV medicines in the U.S. receive them through federal and state programs at substantially discounted prices. We have received recognition from the U.S. Patent and Trademark Office for our efforts relating to our patents and improving patient access, including receipt of a 2022 Patents for Humanity award for development of our product remdesivir to treat COVID-19 and our related expanded access efforts throughout the world that allowed companies to manufacture generic remdesivir for distribution in 127 countries.

### Gilead Has Robust Board Oversight over Our Product Development and Patient Access Programs

Access to medicine is core to our purpose and a critical part of our business strategy. Our Board oversees Gilead's research and development strategy as well as its commercial and access strategy and the related operational execution and risks of those strategies. Our Board also has direct oversight over risks arising in the course of our business and regularly receives and reviews reports from management on product-development and regulatory risks, including from our patent practices.

### Conclusion

Integral to our business as a developer and manufacturer of innovative medicines and our Board's fiduciary duties is an obligation to protect our intellectual property. While we share the proponents' concern regarding the importance of patient access to medicines, we believe that the patent system ultimately encourages the continued investment into research and development and innovation of medicines to be made available to patients, including in relation to extension of patent exclusivities, and is not inconsistent with promoting patient access to innovative medicines. Our research and development decisions are guided by our focus on delivering safe and effective medicines for the people who prescribe and use them. In addition, Gilead has demonstrated a strong commitment to programs designed to increase patient access to our medicines, even while still under an exclusive patent. Our Board has direct oversight over our product development and patient-access programs and related risks. Accordingly, the proposal's requested report is unnecessary and would not advance the interests of Gilead or our stakeholders.

✕  **Our Board unanimously recommends a vote "AGAINST" Proposal 6.**

PROPOSAL

# 7

# Stockholder Proposal Requesting a Report on the Risks of ESG and DEI Executive Compensation Metrics

Bowyer Research, Inc. on behalf of the Bahnsen Family Trust dated July 14, 2003, has submitted a stockholder proposal for consideration at the Annual Meeting. We will furnish the address for the proponent upon receipt of a request to the Corporate Secretary for such information. We have been notified that the Bahnsen Family Trust has continuously held 1,141.47 shares of our common stock since at least November 25, 2024.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Bowyer Research on behalf of the Bahnsen Family Trust, to the stockholders for approval is as follows:

## Stockholder Proposal

### Report on Risks of Non-Fiduciary Executive Compensation Metrics

**Whereas:** Executive compensation should be directly tied to measurable outcomes that reflect the company's financial performance. For a company like Gilead Sciences, whose financial performance is the key driver of its position as a tremendous biopharmaceutical innovator and leader, compensation structures must prioritize metrics that reinforce profitability, customer trust, and operational excellence. The particular use of ESG and DEI metrics in executive compensation — often based on subjective or activist criteria — diverts focus from these core business imperatives and dilutes executive responsibility.

Unfortunately, as per Bowyer Research analysis, Gilead Sciences incorporates such metrics, including tying executive compensation (specifically cash incentives) to what it describes in its 2025 proxy statement[1] as "progress[ing] our culture of inclusion through a variety of initiatives" without adequately explaining what such initiatives entail.

While proponents of ESG and DEI argue for these metrics, Gilead's fiduciary duty demands that executive compensation should be tied to value creation, not to metrics that are legally risky, ideologically divisive, or strategically ambiguous. This is of particular importance to investors given Gilead's role as a federal contractor, with the current administration's strong stance on DEI initiatives demanding further scrutiny as to whether Gilead's executive compensation is in keeping with recent executive orders.

Studies indicate that ESG-linked executive compensation introduces a 'dual mandate' that confuses strategic priorities. One study in particular[2] notes that "the demand for ESG-based compensation is, explicitly or implicitly, based on the recognition that corporate executives do not have, on their own, sufficiently strong incentives to give weight to the welfare of stakeholders." Further, ISS analysis[3] indicates that "DEI targets are more consistently achieved than financial goals," raising questions of whether compensation elements like Gilead's, which use nonspecific references to "inclusive" strategies while vaguely citing to the company's "product, pipeline, and people" goals, actually positively impact business performance at all. Shareholders deserve transparency regarding exactly what kind of "inclusion" Gilead Sciences prioritizes, and how such ESG & DEI metrics improve business returns.

---

[1]  https://s29.q4cdn.com/585078350/files/doc_events/2025-Notice-of-Annual-Meeting-of-Stockholders-and-Proxy-Statement.pdf
[2]  https://corpgov.law.harvard.edu/2022/03/09/the-perils-and-questionable-promise-of-esg-based-compensation/
[3]  https://corpgov.law.harvard.edu/2025/01/08/the-momentum-of-dei-metrics-in-incentive-programs/

As a company with obligations to both fiduciary responsibility & nondiscrimination, this integration of ESG and DEI metrics into executive compensation exposes Gilead Sciences to insufficiently disclosed material risks. These risks include litigatory exposure stemming from subjective/activist criteria that may be difficult to quantify under scrutiny, regulatory uncertainty as federal and state agencies increasingly examine governance practices for compliance with anti-discrimination standards, and reputational harm, especially if compensation metrics are perceived as prioritizing ideological goals over fiduciary duty. Shareholders are right to ask Gilead Sciences to address the obvious business liability/high risk caused by diluting executive compensation with goals unrelated to business performance and shareholder return.

**Resolved:** Shareholders request that the Board of Directors of Gilead Sciences commission and publish a report, prepared at reasonable expense and omitting proprietary information, evaluating the risks to shareholder value, corporate reputation, and legal compliance associated with incorporating environmental, social, and governance (ESG) and diversity, equity, and inclusion (DEI) metrics into executive compensation plans.

## Our Board Recommends a Vote AGAINST This Proposal

Our executive compensation program is designed through thoughtful application of a combination of pay elements to promote an adept, driven executive team whose incentives align with Gilead's and stockholder interests. We believe that given our strong existing executive compensation practices and policies, which have historically received broad stockholder support, and our robust risk management framework, the adoption of this proposal is unnecessary, and its implementation would not meaningfully enhance our executive compensation program.

### Our Executive Compensation Program is Strategically Designed to Align with Stockholder Interests and Gilead's Performance

We believe that our carefully designed executive compensation program is not only effective, but integral to our success. Our Compensation and Talent Committee reviews our executive compensation programs, payment criteria, goals and pay outcomes annually to maintain programs that are fair, aligned with stockholder expectations and deliver pay that is aligned with Gilead's performance:

- ▶ Our executive compensation program is designed to recognize both short- and long-term successes, and a substantial portion of an executive's target total direct compensation is at-risk and tied directly to Gilead's performance;
- ▶ Our annual incentive plan aligns pay to Gilead's performance through rigorous annual incentive metrics with financial metrics weighted at 60% and strategic metrics comprising the other 40%;
- ▶ Our executive compensation program aligns pay with the long-term interests of our stockholders through long-term incentives that provide value based on stock price appreciation, relative Total Stockholder Return growth and achievement of financial goals and an annual incentive plan that focuses on performance across a range of shorter-term metrics that advance our long-term strategy; and
- ▶ We maintain "best-in-class" governance standards for the oversight of our executive compensation program and practices.

As described in more detail under "Compensation Discussion and Analysis," a significant portion of our executive compensation is performance-based and dependent upon Gilead's success in creating long-term value for our stockholders. In addition, we take a holistic perspective in establishing total compensation for our executive officers, considering internal pay equity that recognizes officers' relative experience, responsibilities and individual capabilities in addition to external market compensation practices. We believe this approach helps us attract and retain the most talented executives to help drive innovation, creativity, growth and long-term value for our stockholders.

### Our Annual Incentive Plan Includes a Small But Important Employee Engagement and Inclusion Metric

One of our core aspirations is to be an employer of choice, as having the best talent is critical to achieving our bold mission of addressing the world's most devastating diseases. Consistent with our long-standing core value of inclusion, our annual incentive plan includes a strategic performance metric focused on employee engagement and inclusion. Although the metric represents a small percentage of the overall annual incentive plan (10% weighting), it is designed to make sure our executives are appropriately focused on fostering and reinforcing a corporate culture that we believe is critical to innovation and to the attraction and retention of talent at Gilead. The metric also reflects our prioritization – based on feedback from our employee surveys – of engagement and inclusion initiatives to support a workforce in which employees feel valued, supported and able to contribute fully. Apart from this engagement and inclusion metric, our executive compensation program does not include environmental, social and governance (ESG) or diversity, equity and inclusion (DEI) metrics. As such, the proposal is not expected to provide meaningful information for stockholders, is unnecessary, and is not a prudent use of Gilead's resources.

### We Have a Robust Risk Management Framework to Oversee Risk

As discussed in more detail under "Oversight of Risk," Gilead has a robust risk management framework to oversee risk. We believe that our current risk management processes are appropriate and sufficient to oversee and appropriately respond to the concerns raised in the proposal.

Our full Board exercises its risk oversight responsibility directly and through its committees. Of particular relevance to the proposal, our Nominating and Corporate Governance Committee monitors and oversees risks related to corporate responsibility matters, while our Compensation and Talent Committee monitors and oversees risk related to our compensation practices. Each Board committee reports to the Board on its risk oversight activities.

We believe our risk management framework effectively supports the Board's independent evaluation and oversight of risk, and that our risk management processes are appropriately designed and sufficiently adaptive to assess and respond to potential risks, including the concerns raised in the proposal.

### We Regularly Engage with Our Stockholders About Our Executive Compensation Program

We believe that the Compensation and Talent Committee, which is comprised entirely of independent directors with a wide breadth of experiences, is best positioned to design an executive compensation program that is aligned with Gilead's strategy. We also recognize the value of and are committed to proactive and regular engagement with our stockholders to better understand the issues that are important to them, allowing us to meaningfully and effectively address these matters and to drive improvements in our policies, communications and other areas. As relevant to this proposal, among the key topics discussed with stockholders in recent years were the strategic goals and financial metrics used in our short-term and long-term incentive plans. In addition, our stockholders have consistently and overwhelmingly endorsed our pay practices. Most recently, at our 2025 annual meeting of stockholders, our stockholders supported our advisory proposal to approve Gilead's executive compensation by over 91% of the votes cast.

Accordingly, given the design of our executive compensation program, as well as the active oversight of our compensation practices by our Compensation and Talent Committee, our robust risk management framework, and regular engagement with stockholders about our executive compensation program, we believe that producing the requested report would provide little additional benefit or meaningful information to Gilead or its stockholders. Instead, such an endeavor would prove to be a diversion of Board and management time and other Gilead resources that could be better spent running the business.

> ✖ **Our Board unanimously recommends a vote "AGAINST" Proposal 7.**

# Stock Ownership Information

## Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock by: (i) each beneficial owner of more than 5% of our common stock known to us, as of the date set forth in the notes below; and (ii) each director and nominee for director, each of the individuals named in the Summary Compensation Table on page 74, and all of our current executive officers and directors as a group, as of February 28, 2026 (unless otherwise noted). The applicable percentages are based on 1,241,203,736 shares of common stock outstanding on February 28, 2026, adjusted as required by the rules promulgated by the SEC.

| Beneficial Owner | Beneficial Ownership[1] | |
| --- | --- | --- |
| | Number of Shares | Percent of Total |
| The Vanguard Group | 111,820,711[2] | 9.01% |
| BlackRock, Inc. | 101,739,273[3] | 8.20% |
| FMR LLC | 65,539,477[4] | 5.28% |
| Jacqueline K. Barton, Ph.D. | 122,104[5] | * |
| Dietmar Berger, M.D., Ph.D. | 29,473[6] | * |
| Jeffrey A. Bluestone, Ph.D. | 55,658[7] | * |
| Andrew D. Dickinson | 376,017[8] | * |
| Sandra J. Horning, M.D. | 84,817[9] | * |
| Kelly A. Kramer | 120,201[10] | * |
| Ted W. Love, M.D. | 26,791[11] | * |
| Harish Manwani | 103,469[12] | * |
| Johanna Mercier | 633,994[13] | * |
| Daniel P. O'Day | 1,968,853[14] | * |
| Javier J. Rodriguez | 81,031[15] | * |
| Deborah H. Telman | 59,412[16] | * |
| Anthony Welters | 79,612[17] | * |
| All current executive officers and directors as a group (13 persons) | 3,695,836[18] | * |

\* Less than 1% of the outstanding shares of our common stock.

[1] This table is based upon information supplied by our directors and officers, a Schedule 13G/A filed with the SEC by The Vanguard Group ("Vanguard"), a Schedule 13G/A filed with the SEC by BlackRock, Inc. ("BlackRock"), and a Schedule 13G filed with the SEC by FMR LLC ("FMR"). Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The address of each individual named in the table is c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404.

[2] Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 13, 2024 by Vanguard reporting shared voting power over 1,589,556 shares, sole dispositive power over 106,303,597 shares and shared dispositive power over 5,517,114 shares. The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[3] Based solely on information set forth in a Schedule 13G/A filed with the SEC on April 24, 2025 by BlackRock reporting sole voting power over 92,132,068 shares and sole dispositive power over 101,739,273 shares. The address of BlackRock is 50 Hudson Yards, New York, New York 10001.

[4] Based solely on information set forth in a Schedule 13G jointly filed with the SEC on February 5, 2026 by FMR and Abigail P. Johnson. FMR reported sole voting power over 57,299,411 shares and sole dispositive power over 65,539,477 shares. Ms. Johnson reported sole dispositive power over 65,539,477 shares. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

[5] Includes 91,495 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 4,553 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[6] Includes 9,428 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 2,133 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[7] Includes 41,025 shares subject to stock options exercisable within 60 days of February 28, 2026, and 5,713 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[8] Includes 190,679 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 6,469 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2026.

[9] Includes 71,869 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 7,801 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[10] Includes 99,752 shares subject to stock options exercisable within 60 days of February 28, 2026, as well as 19,110 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the company's Deferred Compensation Plan.

[11] Includes 22,453 shares subject to stock options exercisable within 60 days of February 28, 2026.

[12] Includes 89,376 shares subject to stock options exercisable within 60 days of February 28, 2026.

[13] Includes 495,999 shares subject to stock options exercisable within 60 days of February 28, 2026, and 6,617 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2026.

[14] Includes 1,306,519 shares subject to stock options exercisable within 60 days of February 28, 2026, and 20,026 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2026.

[15] Includes 68,813 shares subject to stock options exercisable within 60 days of February 28, 2026.

[16] Includes 15,736 shares subject to stock options exercisable within 60 days of February 28, 2026.

[17] Includes 67,864 shares subject to stock options exercisable within 60 days of February 28, 2026.

[18] Includes an aggregate of 2,571,584 shares subject to stock options exercisable by current executive officers and directors within 60 days of February 28, 2026, and 74,914 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2026 or have vested and been deferred pursuant to the company's Deferred Compensation Plan.

# Other Information

## Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other annual meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice or other annual meeting materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Notice will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If you hold your shares through a broker and would prefer to receive a separate Notice, please notify your broker. If you hold your shares directly and would prefer to receive a separate Notice, please submit a written request to Gilead Sciences, Inc., Attention: Investor Relations, 333 Lakeside Drive, Foster City, California 94404 or contact Broadridge Financial Solutions, Inc. at (866) 540-7095. Stockholders who currently receive multiple copies of the Notice at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice to a stockholder at a shared address to which a single copy of the documents was delivered.

**A copy of our Annual Report on Form 10-K for the year ended December 31, 2025 is available without charge upon written request to Investor Relations, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404 or by accessing a copy through Gilead's website at www.gilead.com on the Investors page under "Financials - SEC Filings."**

# Other Legal Matters

## Forward-Looking Statements

Statements included in this Proxy Statement that are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, expectations about our pipeline and clinical development plans; regulatory submissions and approval timelines; potential product or indication launches; clinical trial results and readouts; financial, operating and market performance and growth of our products; capital investments and their projected economic impact; and the benefits of our products, strategic priorities and transactions. Gilead cautions readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results and outcomes to differ materially. These risks and uncertainties are identified from time to time in Gilead's reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update or supplement any such forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements.

## Website References

Website references are provided throughout this document for convenience. The content on the referenced websites, including our 2025 Responsible Business and Impact Report, does not constitute part of and is not incorporated by reference into this Proxy Statement.

## Use of Trademarks

We own or have rights to various trademarks, copyrights and trade names used in our business, including the following: GILEAD®, GILEAD SCIENCES®, KITE®, AMBISOME®, ATRIPLA®, BIKTARVY®, CAYSTON®, COMPLERA®, DESCOVY®, DESCOVY FOR PREP®, EMTRIVA®, EPCLUSA®, EVIPLERA®, GENVOYA®, HARVONI®, HEPCLUDEX®, HEPSERA®, JYSELECA®, LETAIRIS®, LIVDELZI®/LYVDELZI®, ODEFSEY®, SOVALDI®, STRIBILD®, SUNLENCA®, TECARTUS®, TRODELVY®, TRUVADA®, TRUVADA FOR PREP®, TYBOST®, VEKLURY®, VEMLIDY®, VIREAD®, VOSEVI®, YESCARTA®, YEZTUGO®/YEYTUO® and ZYDELIG®. This report also refers to trademarks, service marks and trade names of other companies, which are the property of their respective owners.

# Questions and Answers

## 1. Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials primarily over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. This approach conserves natural resources and reduces our costs of printing and distributing our proxy materials, while providing stockholders with a convenient way to access our proxy materials. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials, including a proxy card. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

## 2. How may I obtain a copy of Gilead's Annual Report on Form 10-K and other financial information?

A copy of our Annual Report on Form 10-K for the year ended December 31, 2025 is available at investors.gilead.com/annual-meeting or may be requested from our Investor Relations department as described elsewhere in this Proxy Statement. Our 2025 Annual Report is not incorporated into this Proxy Statement and should not be considered proxy solicitation material.

## 3. Who is entitled to vote at the Annual Meeting?

Only holders of our common stock at the close of business on March 6, 2026 are entitled to receive the Notice and to vote their shares at the Annual Meeting. As of that date, there were 1,241,222,013 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each director nominee and each other matter to be voted upon at the Annual Meeting.

## 4. Who can attend the Annual Meeting?

The Annual Meeting will be held virtually by webcast. Only holders of our common stock at the close of business on March 6, 2026 or holders of a valid legal proxy for the Annual Meeting are entitled to vote and ask questions during the Annual Meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/GILD2026, you must enter the 16-digit control number printed on your Notice. If you are a beneficial stockholder, you may contact your broker, bank or other institution where you hold your account if you have questions about obtaining your control number. Beneficial holders who do not have a 16-digit control number should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

We have designed the format of the Annual Meeting so that stockholders are afforded similar rights and opportunities to participate as they would at an in-person meeting. We also will make the Annual Meeting viewable to anyone interested in a webcast at www.virtualshareholdermeeting.com/GILD2026. Interested persons who were not stockholders at the close of business on March 6, 2026 may view the webcast as guests, but will not be able to vote or ask questions during the meeting.

## 5. What if I need technical assistance?

Approximately 15 minutes prior to the start of and during the Annual Meeting, there will be a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the support team listed on the virtual meeting website at www.virtualshareholdermeeting.com/GILD2026.

## 6. What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

▶ To elect the nine director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified;

▶ To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

▶ To approve, on an advisory basis, the compensation of our Named Executive Officers as presented in this Proxy Statement;

▶ To approve the amended and restated Gilead Sciences, Inc. 2022 Equity Incentive Plan;

▶ To vote on a stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting;

▶ To vote on a stockholder proposal requesting a report on the impact of extended patent exclusivities on patient access, if properly presented at the Annual Meeting; and

▶ To vote on a stockholder proposal requesting a report on the risks of ESG and DEI executive compensation metrics, if properly presented at the Annual Meeting.

We also will consider any other business that properly comes before the Annual Meeting or any adjournment or postponement thereof. See question 12, "Could other matters be decided at the Annual Meeting?" on page 110.

## 7. How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

▶ "FOR" each of the nine director nominees named in this Proxy Statement;

▶ "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

▶ "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement;

▶ "FOR" the approval of the amended and restated Gilead Sciences, Inc. 2022 Equity Incentive Plan;

▶ "AGAINST" the stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting;

▶ "AGAINST" the stockholder proposal requesting a report on the impact of extended patent exclusivities on patient access, if properly presented at the Annual Meeting; and

▶ "AGAINST" the stockholder proposal requesting a report on the risks of ESG and DEI executive compensation metrics, if properly presented at the Annual Meeting.

# 8. What are the voting requirements to elect the directors and to approve each of the proposals discussed in this Proxy Statement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if a majority of the outstanding shares is represented by votes present at the meeting in person or by proxy. Shares represented by proxies marked "abstain" and "broker non-votes" are counted in determining whether a quorum is present.

| Proposal | Vote Required |
|---|---|
| Proposal 1 – Election of the nine director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified. | Majority of votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director). |
| Proposal 2 – Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. | Majority of the shares entitled to vote on the proposal and present in person or represented by proxy. |
| Proposal 3 – Approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement. | Majority of the shares entitled to vote on the proposal and present in person or represented by proxy. |
| Proposal 4 – Approval of the amended and restated Gilead Sciences, Inc. 2022 Equity Incentive Plan. | Majority of the shares entitled to vote on the proposal and present in person or represented by proxy. |
| Proposal 5 – Vote on a stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting. | Majority of the shares entitled to vote on the proposal and present in person or represented by proxy. |
| Proposal 6 – Vote on a stockholder proposal requesting a report on the impact of extended patent exclusivities on patient access, if properly presented at the Annual Meeting. | Majority of the shares entitled to vote on the proposal and present in person or represented by proxy. |
| Proposal 7 – Vote on a stockholder proposal requesting a report on the risks of ESG and DEI executive compensation metrics, if properly presented at the Annual Meeting. | Majority of the shares entitled to vote on the proposal and present in person or represented by proxy. |

Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals, including the election of directors, and may elect not to vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote.

With respect to Proposal 1, abstentions will have no effect on the outcome of the vote. With respect to Proposals 2-7, abstentions will have the same effect as an "against" vote. "Broker non-votes," if any, will have no effect on the outcome of the vote for Proposals 1-7.

# 9. How do I vote?

You may vote by completing and returning a proxy by mail or voting your shares by Internet or telephone by 8:59 p.m., Pacific Daylight Time, on April 29, 2026. You may also vote by Internet during the Annual Meeting.

If your shares are registered directly in your name with Gilead's transfer agent, Computershare, you are considered a "stockholder of record." If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." Most beneficial owners whose stock is held in the name of a bank, broker or other nominee receive instructions for how to vote their shares from their banks, brokers or other nominees, rather than our proxy card. You can vote your shares held through a bank, broker or other nominee by following the voting instructions sent to you by that institution.

# By mail before the Annual Meeting

To vote your proxy by mail, be sure to complete, sign and date the proxy card (if you request one) or voting instruction card that may be delivered to you and return it in the envelope provided. We will vote your shares as directed. However, if you are a registered holder and you return your signed proxy card but do not indicate your voting preferences, the persons named on the proxy card will vote the shares represented by that proxy as recommended by our Board.

# By Internet or telephone before the Annual Meeting

Stockholders may vote their shares by Internet or telephone before the Annual Meeting. Stockholders voting shares via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

Stockholders of record may go to www.proxyvote.com to vote their shares. You will be required to provide the control number printed on your Notice. The votes represented by your proxy will be generated on the computer screen and the voter will be prompted to submit or revise them as desired. Stockholders of record who are using a touch-tone telephone may vote their shares by calling (800) 690-6903 and following the recorded instructions.

A number of brokers and banks are participating in a program that offers the ability to vote shares over the telephone and Internet. Please refer to your Notice or voting instruction form for instructions on how to vote your shares over the telephone and Internet.

Internet and telephone voting for stockholders of record and street name holders will be available 24 hours a day, and will close at 8:59 p.m., Pacific Daylight Time, on April 29, 2026. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

# By Internet during the Annual Meeting

Stockholders may vote their shares by Internet during the Annual Meeting. Please follow the instructions at www.virtualshareholdermeeting.com/GILD2026 to vote or submit questions during the meeting. You will be required to provide the control number printed on your Notice to enter the virtual meeting. The Internet voting procedures are designed to authenticate stockholders' identities to allow stockholders to vote their shares and to confirm that stockholders' instructions have been recorded properly.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares promptly by mail, Internet or telephone in advance of the Annual Meeting. A stockholder may still attend the meeting and vote during the meeting if the stockholder has already voted by one of these methods. Any vote submitted during the meeting would supersede any prior vote.

Your vote is important. You can save us the expense of a second mailing of proxy materials by voting promptly.

# 10. Is there a list of registered stockholders entitled to vote at the Annual Meeting?

As required by Delaware law, the names of registered stockholders entitled to vote at the Annual Meeting (the "list") will be available for 10 days prior to the meeting for any purpose germane to the meeting, between the hours of 10:00 a.m. and 4:00 p.m., Pacific Daylight Time, at our principal executive offices at 333 Lakeside Drive, Foster City, California 94404 by contacting our Corporate Secretary. Registered stockholders must make an appointment and must comply with the company's visitation protocols.

## 11. What can I do if I change my mind after I vote my shares?

Any stockholder giving a proxy pursuant to this solicitation has the power to revoke it at any time before the shares are voted.

If you are a stockholder of record, you can revoke your proxy before it is exercised by:

▶ submitting a written notice to our Corporate Secretary at our principal executive offices, 333 Lakeside Drive, Foster City, California 94404;

▶ submitting a valid, later-dated proxy or a later-dated vote by Internet or telephone by 8:59 p.m., Pacific Daylight Time, on April 29, 2026; or

▶ voting during the Annual Meeting.

If you are a beneficial owner of shares, you may revoke your proxy or submit new voting instructions by contacting your bank, broker or other holder of record.

You may also vote during the Annual Meeting as described in the answer to the preceding question. Attendance at the meeting will not, by itself, revoke a proxy. All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

## 12. Could other matters be decided at the Annual Meeting?

On the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you execute and deliver a proxy, then Daniel P. O'Day and Keeley Cain Wettan, the persons named on your proxy card, will have the discretion to vote on those matters for you.

## 13. Is my vote confidential?

Yes. Proxy cards and voting tabulations that identify stockholders by name are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Broadridge Financial Solutions, Inc., the proxy tabulator, and the Veaco Group, the independent inspector of election that we have engaged, will count the votes and act as the inspector of election for the meeting.

## 14. How can I ask questions at the Annual Meeting?

The Annual Meeting will include a question and answer session to address questions submitted in writing in advance of and during the Annual Meeting that comply with our Rules of Conduct and Procedures and as time permits. Questions may be submitted within the 48-hour period preceding the start of the Annual Meeting at www.proxyvote.com or during the Annual Meeting at www.virtualshareholdermeeting.com/GILD2026. If you wish to submit a question during the Annual Meeting, log in to the virtual meeting website using the control number that appears on your Notice of Internet Availability of Proxy Materials, type your question into the "Ask a Question" field and click "Submit." Questions and Answers may be grouped by topic and substantially similar questions may be grouped and answered once. You may view the Rules of Conduct and Procedures prior to the meeting at our Investors page at investors.gilead.com/annual-meeting or during the meeting at the Annual Meeting website.

## 15. Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K within four business days after the Annual Meeting.

# 16. Who will pay for the cost of this proxy solicitation?

The Board is soliciting your vote with this Proxy Statement and proxy card for the Annual Meeting, and the company will pay the cost of soliciting proxies, including preparation, assembly, printing and mailing of the Notice and this Proxy Statement and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their out-of-pocket expenses for forwarding solicitation materials to such beneficial owners. We have hired Innisfree M&A Incorporated to act as our proxy solicitor in conjunction with the Annual Meeting. We will pay Innisfree M&A Incorporated a fee of $25,000, plus reasonable out-of-pocket expenses, for these services. Our solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by directors, officers or other of our employees. No additional compensation will be paid to directors, officers or other employees for such solicitation services performed by them.

# 17. When are the stockholder proposals or nominations for Gilead's 2027 annual meeting of stockholders due?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our Proxy Statement for the 2027 annual meeting of stockholders pursuant to SEC Rule 14a-8, the Corporate Secretary must receive the written proposal no later than November 20, 2026. Such proposals also must comply with SEC regulations under Rule 14a-8 of the Exchange Act, regarding the inclusion of stockholder proposals in company proxy materials. Proposals should be addressed to the Corporate Secretary and sent by mail or email to:

Gilead Sciences, Inc.
Attention: Corporate Secretary
333 Lakeside Drive
Foster City, California 94404
Email: generalcounsel@gilead.com

We will acknowledge receipt of proposals on a timely basis. If you do not receive an acknowledgement, you are encouraged to confirm receipt.

A stockholder (or a group of up to 20 stockholders) who has owned at least three percent of our shares continuously for at least three years and has complied with the other requirements in our bylaws may nominate and include in our proxy materials director nominees constituting up to 20% of our Board or two persons, whichever is greater. Written notice of a proxy access nomination for inclusion in our Proxy Statement for the 2027 annual meeting of stockholders must be received by the Corporate Secretary:

▶ not earlier than the open of business on October 21, 2026; and
▶ not later than the close of business on November 20, 2026.

Stockholders wishing to submit proposals that are not to be included in our Proxy Statement pursuant to Rule 14a-8 or to nominate director candidates not pursuant to the "proxy access" provisions in our bylaws must give timely written notice of such proposals or nominations to the Corporate Secretary at the address above in accordance with our bylaws (which includes information required under SEC Rule 14a-19). To be "timely" under our bylaws, written notice must be received by the Corporate Secretary:

▶ not earlier than the open of business on December 31, 2026; and
▶ not later than the close of business on January 30, 2027.

If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

# 18. Where can I get information related to future stockholder meetings of Gilead?

To request a copy of the proxy statement, annual report and form of proxy related to our future stockholder meetings if you are a stockholder on the relevant record date, you may log on to www.proxyvote.com or contact Investor Relations at:

Gilead Sciences, Inc.
Attention: Investor Relations
333 Lakeside Drive
Foster City, California 94404
(650) 574-3000
Email: investor_relations@gilead.com

# 19. If I have additional questions, whom can I contact?

If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (866) 239-1760
Banks and brokers may call collect: (212) 750-5833

# Appendix A

## Reconciliation of GAAP to Non-GAAP Financial Information and Other Financial Metrics Used in this Proxy Statement

This Proxy Statement references non-GAAP financial information and other financial metrics that have been adjusted from the financial information we presented in accordance with U.S. generally accepted accounting principles ("GAAP") in our Annual Report on Form 10-K.

We believe the non-GAAP financial information is useful for investors, when considered in conjunction with our GAAP financial information, because we use such information internally for our operating, budgeting and financial planning purposes. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of Gilead's operating results as reported under GAAP. Non-GAAP financial information generally excludes acquisition-related expenses including amortization of acquired intangible assets and other items that are considered unusual or not representative of underlying trends of Gilead's business, fair value adjustments of equity securities and discrete and related tax charges or benefits associated with such exclusions as well as changes in tax-related laws and guidelines, transfers of intangible assets between certain legal entities, and legal entity restructurings. Although Gilead consistently excludes the amortization of acquired intangible assets from the non-GAAP financial information, we believe that it is important for investors to understand that such intangible assets were recorded as part of acquisitions and contribute to ongoing revenue generation. Non-GAAP measures may be defined and calculated differently by other companies in the same industry.

In addition, the Compensation and Talent Committee have used financial metrics that further adjust our non-GAAP financial information in determining the 2025 annual cash incentive and adjusted EPS growth portion of performance awards for the purpose of eliminating the distorting effect of certain unusual items on incentive compensation performance measures. The adjustments were intended to align award payments with the underlying performance of the core business and avoid volatile, artificial inflation or deflation of awards due to unusual items during any year in the performance period, and, where relevant, the previous year. These adjustments apply equally to income and expense items. The Compensation and Talent Committee reviews all adjustments and retains downward discretion (i.e., discretion to reduce compensation below the amounts that are yielded by the adjustment guidelines). In addition to exclusion of items mentioned above to arrive at non-GAAP financial information, the 2025 financial metrics further exclude:

▶ Veklury financial results,

▶ Initial costs of acquired externally developed IPR&D projects, and

▶ Previously constrained revenue related to sale of intellectual property not expected to reoccur.

Reconciliations of the non-GAAP financial measures and other financial metrics used in this Proxy Statement to the most directly comparable GAAP financial measures are provided in the following tables. Numbers are presented in millions, except percentages and per share amounts, and may not add due to rounding.

| Product sales reconciliation: | 2025 |
| --- | --- |
| Product sales | $28,915 |
| Veklury | (911) |
| Adjusted net product revenue | $28,004 |

**Appendix A**

**Operating income reconciliation:**

| | | 2025 |
|---|---|---|
| GAAP operating income | $ | 10,022 |
| Acquisition-related – amortization | | 2,310 |
| Acquisition-related – other costs | | 43 |
| Restructuring | | 138 |
| IPR&D impairment | | 590 |
| Donations of equity securities to the Gilead Foundation | | 89 |
| Non-GAAP operating income | $ | 13,193 |
| Veklury gross profit | | (824) |
| Initial costs of acquired externally developed IPR&D | | 816 |
| Previously constrained revenue related to the sale of intellectual property | | (400) |
| Adjusted operating income | $ | 12,785 |

**Operating margin reconciliation:**

| | 2025 |
|---|---|
| GAAP operating margin | 34.0% |
| Acquisition-related – amortization | 7.8% |
| Acquisition-related – other costs | 0.1% |
| Restructuring | 0.5% |
| IPR&D impairment | 2.0% |
| Donations of equity securities to the Gilead Foundation | 0.3% |
| Non-GAAP operating margin | 44.8% |

**Diluted EPS reconciliation:**

| | | 2025 |
|---|---|---|
| GAAP diluted EPS | $ | 6.78 |
| Acquisition-related – amortization | | 1.46 |
| Acquisition-related – other costs | | 0.03 |
| Restructuring | | 0.09 |
| IPR&D impairment | | 0.36 |
| Gain from equity securities, net | | (0.34) |
| Discrete and related tax charges | | (0.28) |
| Donations of equity securities to the Gilead Foundation | | 0.05 |
| Non-GAAP diluted EPS | $ | 8.15 |
| Veklury gross profit | | (0.54) |
| Initial costs of acquired externally developed IPR&D | | 0.56 |
| Previously constrained revenue related to the sale of intellectual property | | 0.25 |
| Adjusted EPS growth | $ | 7.92 |

GILEAD

# Appendix B

## Gilead Sciences, Inc.
## 2022 Equity Incentive Plan

**(As Amended and Restated Effective as of April 30, 2026)**

1.  *Purpose of the Plan.* The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company by offering them an opportunity to participate in the Company's future performance and rewarding them for contributing toward the Company's short- and long-term growth.

2.  *Definitions.* As used herein, the following definitions shall apply:

    (a) *"Administrator"* means the Board or any of the Committees appointed to administer the Plan.

    (b) *"Applicable Acceleration Period"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means (i) 24 months, in the case of the Company's Executive Chairman (if any) or Chief Executive Officer, (ii) 18 months, in the case of an Executive Vice President or Senior Vice President of the Company, and (iii) 12 months, in the case of all other Grantees.

    (c) *"Applicable Laws"* means the legal requirements relating to the Plan and the Awards under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

    (d) *"Award"* means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit, Performance Unit, Performance Share, Phantom Share, or other right or benefit under the Plan.

    (e) *"Award Agreement"* means the written agreement evidencing the grant of an Award executed by the Company, including any amendments thereto. The Award Agreement may be in electronic form.

    (f) *"Board"* means the Board of Directors of the Company.

    (g) *"Cause"* has the meaning ascribed to such term in a written agreement between the Grantee and the Company or a Related Entity (including an Award Agreement) or if no such agreement exists or such term is not defined in such agreement, means, as determined in the sole discretion of the Administrator, the Grantee's (i) performance of any act, or failure to perform any act, in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, fraud, misconduct, material violation of any applicable Company or Related Entity policy, or material breach of any agreement with the Company or a Related Entity; (iii) conviction or plea of nolo contendere to a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; or (iv) poor performance, nonperformance, or neglect of the Grantee's duties to the Company or a Related Entity or insubordination.

    (h) *"Change in Control"* means, for purposes of all Awards at the time outstanding under the Plan, and unless otherwise defined in an Award Agreement, a change in ownership or control of the Company effected through the consummation of any of the following transactions:

    (i) a sale, transfer or other disposition of all or substantially all of the Company's assets,

    (ii) the closing of any transaction or series of related transactions (including without limitation a merger or reorganization in which the Company is the surviving entity) pursuant to which any person or any group of persons comprising a "group" within the meaning of Rule 13d-5(b)(1) of the Exchange Act (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly (whether as a result of a single acquisition or by reason of one or more acquisitions within the twelve (12)-month period ending with the most recent acquisition) the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of the Company's securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company, the acquisition of outstanding securities held by one or more of the Company's existing stockholders or an acquisition, consolidation or other reorganization to which the Company is a party,

(iii)   a change in the composition of the Board over a period of twelve (12) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination, or

(iv)   the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity which results in any person or entity (other than the Company or a person or entity that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) owning 50% or more of the combined voting power of all classes of stock of such surviving entity.

In no event, however, shall a Change in Control be deemed to occur upon a merger, consolidation or other reorganization effected primarily to change the domicile of the Company's incorporation or to create a holding company structure pursuant to which the Company becomes a wholly-owned subsidiary of an entity whose outstanding voting securities immediately after its formation are beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to the formation of such entity.

(i)   *"Code"* means the Internal Revenue Code of 1986, as amended.

(j)   *"Committee"* means the Compensation and Talent Committee of the Board and any other committee composed of members of the Board appointed by the Board to administer the Plan.

(k)   *"Common Stock"* means the common stock of the Company.

(l)   *"Company"* means Gilead Sciences, Inc., a Delaware corporation.

(m)   *"Constructive Termination"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means the occurrence of any of the following events or conditions: (i) (A) a change in the Grantee's status, title, position or responsibilities (including reporting responsibilities) which represents an adverse change from the Grantee's status, title, position or responsibilities as in effect immediately prior to the Change in Control; (B) the assignment to the Grantee of any duties or responsibilities which are materially inconsistent with the Grantee's status, title, position or responsibilities as in effect immediately prior to the Change in Control; or (C) any removal of the Grantee from or failure to reappoint or reelect the Grantee to any of the offices or positions held by the Grantee immediately prior to the Change in Control, except in connection with the termination of the Grantee's Continuous Service for Cause, as a result of the Grantee's Disability or death or by the Grantee other than as a result of Constructive Termination; (ii) a material reduction in the Grantee's annual base compensation or any failure to pay the Grantee any compensation or benefits to which the Grantee is entitled within five days of the date due; (iii) the Company's required relocation of Grantee's principal work site to any place outside a 50 mile radius of the location serving as Grantee's principal work site immediately prior to the Change in Control that increases the Grantee's commute by more than 50 miles, except for reasonably required travel on the business of the Company or a Related Entity which is materially consistent with the travel requirements applicable to the Grantee prior to such Change in Control; (iv) the failure by the Company to (A) continue in effect (without reduction in benefit level and/or reward opportunities) any material compensation or employee benefit plan in which the Grantee was participating at any time within the 90-day period immediately prior to the Change in Control, unless such plan is replaced with a plan that provides substantially equivalent compensation or benefits to the Grantee, or (B) provide the Grantee with compensation and benefits, in the aggregate, at least equal (in terms of benefit levels and/or reward opportunities) to those provided the Grantee under each other employee benefit plan, program and practice in which the Grantee was participating at any time within the 90-day period immediately prior to the Change in Control; (v) any material breach by the Company of any provision of an agreement between the Company and the Grantee, whether pursuant to this Plan or otherwise, other than a breach which is cured by the Company within 15 days following notice by the Grantee of such breach; or (vi) the failure of the Company to obtain an agreement, satisfactory to the Grantee, from any successors and assigns to assume and agree to perform the obligations created under this Plan.

(n)   *"Consultant"* means any person, including an advisor, who is compensated by the Company or any Related Entity for services performed as a non-employee; provided, however, that the term "Consultant" shall not include non-employee Directors serving in their capacity as Board members. The term "Consultant" shall include a member of the board of directors of a Related Entity.

(o) *"Continuous Service"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means the performance of services for the Company or a Related Entity (whether now existing or subsequently established) by a person in the capacity of an Employee, a Director or a Consultant. For purposes of the Plan, a Grantee shall be deemed to cease Continuous Service immediately upon the occurrence of either of the following events: (i) the Grantee no longer performs services in any of the foregoing capacities for the Company or any Related Entity or (ii) the entity for which the Grantee is performing such services ceases to remain a Related Entity of the Company, even though the Grantee may subsequently continue to perform services for that entity; provided, however, that in the event the Grantee's Award is subject to Section 409A of the Code and payable upon his or her separation from service, then his or her Continuous Service shall, with respect to that Award, be deemed to terminate when such Grantee is deemed to have a separation from service under Treasury Regulations Section 1.409A-1(h). In jurisdictions requiring notice in advance of an effective termination of a Grantee's service as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the cessation of active service to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before such individual's termination as an Employee, Director or Consultant can be effective under Applicable Laws. The Administrator shall have authority to determine whether Continuous Service is deemed to cease during any leave of absence.

(p) *"Director"* means a member of the Board.

(q) *"Disability"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means the inability of the Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more, as determined in the good faith discretion of the Administrator.

(r) *"Dividend Equivalent Right"* means a right entitling the Grantee to compensation measured by dividends declared or paid with respect to the Common Stock underlying his or her Award (other than an Option or SAR Award).

(s) *"Domestic Partner"* means a person who shares a household with the Grantee and otherwise meets and continues to meet all of the criteria detailed in the Gilead Sciences Affidavit of Domestic Partnership, which domestic partnership has been internally registered with the Company by filing with the Company an original, properly completed, notarized Gilead Sciences Affidavit of Domestic Partnership.

(t) *"Employee"* means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. Neither service as a Director nor payment of a director's fee by the Company or a Related Entity shall be sufficient to constitute "employment" by the Company.

(u) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(v) *"Fair Market Value"* means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is on the date of determination listed on any established stock exchange, including without limitation the Nasdaq Global or Global Select Market, the American Stock Exchange or the New York Stock Exchange, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange on the date of determination (or, if no closing sales price or closing bid was quoted on that date, as applicable, on the last preceding trading date such closing sales price or closing bid was quoted), as the applicable quoted price is reported in The Wall Street Journal or such other source as the Board deems reliable;

(ii) If the Common Stock is on the date of determination regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, but selling prices are not reported, the Fair Market Value per share of Common Stock shall be the mean between the high bid and high asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last preceding date such prices were quoted), as the applicable quoted prices are reported in The Wall Street Journal or such other source as the Board deems reliable; or

(iii) In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall, for purposes of any Award other than an Incentive Stock Option, be determined by the Board through the reasonable application of a reasonable valuation method that takes into account the applicable valuation factors set forth in the Treasury Regulations issued under Section 409A of the Code and shall, for purposes of an Incentive Stock Option, be determined by the Board in good faith in accordance with the standards of Section 422 of the Code and the applicable Treasury Regulations thereunder.

(w)   *"Grantee"* means an Employee, Director or Consultant who receives an Award under the Plan.

(x)   *"Immediate Family"* means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, Domestic Partner, a trust in which such persons (or the Grantee) have more than 50% of the beneficial interest, a foundation in which such persons (or the Grantee) control the management of assets, and any other entity in which such persons (or the Grantee) own more than fifty percent (50%) of the voting interests.

(y)   *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(z)   *"Non-statutory Stock Option"* means an Option not intended to qualify as an Incentive Stock Option.

(aa)  *"Officer"* means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb)  *"Option"* means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(cc)  *"Parent"* means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd)  *"Performance Shares"* or *"Performance Share Units"* means an Award denominated in Shares which may be earned in whole or in part upon attainment of one or more performance criteria established by the Administrator and settled in actual Shares, except to the extent the Administrator may determine to settle such Award in whole or in part in cash.

(ee)  *"Performance Units"* means an Award denominated in U.S. dollars which may be earned in whole or in part based upon attainment of performance criteria established by the Administrator and settled for cash, except to the extent that the Administrator may determine to settle such Award in whole or in part in Shares.

(ff)   *"Phantom Share"* means an Award denominated in Shares in which the Grantee has the right to receive an amount equal to the value of a specified number of Shares at a designated time or over a designated period and which will be payable in cash or Shares as established by the Administrator.

(gg)  *"Plan"* means this Gilead Sciences, Inc. 2022 Equity Incentive Plan, as amended and restated effective as of the Effective Date, and as further amended from time to time.

(hh)  *"Prior Plans"* means the Gilead Sciences, Inc. 2004 Equity Incentive Plan and the Gilead Sciences, Inc. 2018 Equity Incentive Plan, each as amended.

(ii)   *"Related Entity"* means (i) any Parent or Subsidiary of the Company and (ii) any other entity in which the Company or any Parent or Subsidiary holds a substantial ownership interest, directly or indirectly.

(jj)   *"Restricted Stock"* means Shares issued under the Plan to the Grantee for such consideration (including any cash consideration) and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(kk)  *"Restricted Stock Unit"* means an Award in the form of a contractual right to receive Shares in one or more installments over a defined period of Continuous Service or upon the attainment of one or more performance goals established by the Administrator or in one or more deferred installments following the completion of such period of Continuous Service or the attainment of such performance goals.

(ll)   *"Retirement"* has the meaning assigned to such term in the applicable Award Agreement or if such term is not defined in the applicable Award Agreement, means a cessation of Continuous Service on or after the date on which the Grantee (i) attains age 55 and completes at least ten (10) years of Continuous Service or (ii) attains age 65.

(mm) *"Rule 16b-3"* means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(nn)  *"SAR"* means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of the Common Stock underlying such Award.

(oo)  *"Share"* means a share of the Common Stock.

(pp)  *"Subsidiary"* means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(qq) *"Withholding Taxes"* mean the applicable income, employment or similar taxes required or permitted to be withheld in connection with the issuance, exercise, vesting or settlement of an Award, as determined by the Administrator.

3. *Stock Subject to the Plan.*

(a) Subject to the provisions of Section 9 below and adjustments pursuant to Section 3(b) below, the maximum number of Shares which may be issued in the aggregate under the Plan pursuant to all Awards made hereunder (including, without limitation, Restricted Stock, Restricted Stock Units, Performance Shares, Options, SARs, Dividend Equivalent Rights, and Phantom Shares) shall be limited to the sum of (i) 47,750,000 Shares, newly authorized as of the date of this amendment and restatement, plus (ii) 111,485,837 Shares, which is the aggregate number of shares previously authorized under the Plan. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock. The maximum number of Shares that may be issued pursuant to Incentive Stock Options that are granted under the Plan shall be limited to 132,000,000[1] Shares. From and after May 4, 2022, no awards may be granted under any Prior Plans.

(b) If (i) any Shares covered by an Award (or portion of an Award) is forfeited, canceled or expires (whether voluntarily or involuntarily), is settled in cash, or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, or (ii) after February 18, 2022, any Shares covered by an award granted under any Prior Plan is forfeited, canceled or expires (whether voluntarily or involuntarily), is settled in cash, or otherwise does not result in the issuance of all or a portion of the Shares subject to such award, then in each such case the Shares subject to such Award or such Prior Plan award shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, be deemed not to have been issued, or added to the Shares available for grant, as applicable in accordance with Section 3(d) below, for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. If the exercise price of an Option is paid with Shares (whether tendered by the Grantee or withheld by the Company), then the maximum aggregate number of Shares available under the Plan shall be reduced by the gross number of Shares for which that Option is exercised, and not by the net number of Shares actually issued by the Company upon such exercise. Upon the exercise of any SAR under the Plan, the maximum aggregate number of Shares available under the Plan shall be reduced by the gross number of Shares as to which such right is exercised, and not by the net number of Shares actually issued by the Company upon such exercise. Shares that are tendered by a Grantee or withheld by the Company in satisfaction of any Withholding Taxes related to any Option or SAR shall not again be available for issuance under the Plan. Shares repurchased on the open market with the proceeds of an Option shall not be available for issuance under the Plan. Shares that are tendered by a Grantee or withheld by the Company in satisfaction of any Withholding Taxes related to an Award other than an Option or SAR, or that otherwise are subject to but not actually issued under an Award other than an Option or SAR, or Shares that are tendered or withheld after February 18, 2022 to satisfy Withholding Taxes related to an award other than an option or stock appreciation right granted under any Prior Plan, shall in each such case not be deemed to have been issued and shall be available for future issuance under the Plan in accordance with Section 3(d) for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan.

(c) The Administrator may issue Awards under the Plan in settlement of, or in assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the acquisition by the Company or a Related Entity of another entity, an interest in another entity or an additional interest in a Related Entity, whether by merger, stock purchase, asset purchase or other form of transaction ("*Substitute Awards*"). Substitute Awards shall not reduce the Shares authorized for issuance under the Plan. Additionally, in the event that a company acquired by the Company or a Related Entity or with which the Company or a Related Entity combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for issuance under the Plan; provided that Awards using such available shares shall only be made (i) until the last date that awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and (ii) to individuals who were not Employees, Directors or Consultants prior to such acquisition or combination.

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[1] For the avoidance of doubt, as of the date of this 2026 amendment and restatement, the number of shares available for the issuance of new awards shall be equal to 61,853,157 shares available for grant as of February 13, 2026, plus the additional 47,750,000 new shares. Any shares granted between February 13, 2026 and the effective date of this amendment will be granted from the 61,853,157 shares available for issuance as of February 13, 2026.

(d)     Any Shares issued under the Plan pursuant to any Awards of Options or SARs shall be counted against the limit set forth in Section 3(a) as one Share for every one Share issued. Any Shares issued under the Plan pursuant to any Awards other than Options or SARs shall be counted against the limit set forth in Section 3(a) as 2.5 Shares for every one Share issued. Any Shares that again become available for Awards under the Plan pursuant to this Section 3 shall be added as (i) one Share for every one Share subject to Awards of Options or SARs granted under the Plan or awards of options or stock appreciation rights granted under any Prior Plan, and (ii) as 2.5 Shares for every one Share subject to Awards other than Options or SARs granted under the Plan or awards other than options or stock appreciation rights granted under any Prior Plan.

4.  *Administration of the Plan.*

(a)  *Plan Administrator:*

(i)    *Administration with Respect to Directors and Officers.* With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii)   *Administration With Respect to Consultants and Other Employees.* With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board or such Committee may by resolution authorize one or more Officers or other Employees of the Company to grant, amend and administer such Awards, subject to such terms and conditions as the Board or Committee may impose; provided, however, that any delegation of such authority shall in all events be subject to the limitations and restrictions of Applicable Laws, including any required limitation on the maximum of Shares for which Awards may be made by such individual or individuals and time period in which such Awards may be granted.

(b)  *Powers of the Administrator:* Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i)    to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii)   to determine when and to what extent Awards are to be granted hereunder;

(iii)  to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv)   to approve forms of Award Agreements for use under the Plan;

(v)    to determine the terms and conditions of any Award granted hereunder;

(vi)   to amend the terms of any outstanding Award granted under the Plan, including to accelerate vesting or waive any other terms and conditions of an Award, provided that (A) any amendment that would materially and adversely affect the Grantee's rights under an outstanding Award without adequate compensation therefor shall not be made without the Grantee's written consent, (B) the reduction of the exercise price of any Option or SAR awarded under the Plan shall be subject to stockholder approval as provided in Section 7(b), and (C) canceling an Option or SAR at a time when its exercise price exceeds the Fair Market Value of the underlying Shares, in exchange for a cash payment, another Option, SAR, Restricted Stock or other Award or any other property shall be subject to stockholder approval as provided in Section 7(b), unless the cancellation and exchange occurs in connection with a Change in Control as provided in Section 11 or pursuant to an adjustment effected in accordance with Section 10;

(vii)  to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of Award or Award Agreement, granted pursuant to the Plan;

(viii) to construe, interpret, and adjust performance criteria, or the assessment of any performance criteria, applicable to any Award, including to account for any unusual in nature or infrequently occurring items;

(ix)   to establish additional terms, conditions, rules or procedures, including sub-plans, to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Grantees favorable treatment under such rules or laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

(x)   to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems necessary or appropriate.

(c)   *Indemnification.* In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law against all reasonable expenses (including attorneys' fees), actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal thereof, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within 30 days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to handle and defend the same.

5.  *Eligibility.*

(a)   *Generally.* Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

(b)   *Non-Employee Director Limitations.* A non-employee Director may not be paid or granted cash compensation or equity-based awards under this Plan or otherwise for services provided as a director with an aggregate value (based on the grant date fair value of equity-based awards) in excess of $750,000 in any calendar year for any non-employee Director other than the Chairman of the Board and in excess of $1,000,000 in any calendar year for any non-employee Director serving as the Chairman of the Board. Such limitation shall apply to both continuing non-employee Directors and newly-elected or appointed non-employee Directors. For the avoidance of doubt, cash compensation shall be counted towards this limit in the year earned, and equity in the year granted (regardless of whether receipt or distribution is deferred), and any interest or other earnings on such compensation shall not count towards the limit.

6.  *Terms and Conditions of Awards*

(a)   *Types of Awards.* The Administrator is authorized under the Plan to grant Options, SARs, Dividend Equivalent Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares, Phantom Shares, and any other cash bonus or right or benefit denominated in or valued by reference to Shares. Any Award may consist of one such security or benefit, or two or more of them in any combination or alternative.

(b)   *Conditions of Award.* Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria.

(c)   *Minimum Vesting.* Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan (other than cash-based Awards) shall vest no earlier than the first anniversary of the date on which the Award is granted; provided, however, that the following Awards shall not be subject to the foregoing minimum vesting requirement: (i) Substitute Awards, (ii) Shares delivered in lieu of fully-vested cash obligations, (iii) Awards to non-employee Directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (iv) any Shares issued under additional Awards the Administrator may grant, up to a maximum of 5% of the available share reserve authorized for issuance under the Plan pursuant to Section 3(a) (subject to adjustment under Section 9); provided, further, that the foregoing restriction does not apply to the Administrator's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of Retirement, death, Disability or a Change in Control, in the terms of the Award Agreement or otherwise.

(d) *Deferral of Award Payment.* The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of the Shares or other consideration due upon the settlement of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(e) *Special Provisions Applicable to Options and SARs.*

    (i) *Award Designation.* Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Non-statutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares for which one or more Options designated as Incentive Stock Options become first exercisable by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, the excess number of Shares shall be treated as subject to Non-statutory Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, except to the extent otherwise provided by Applicable Law, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

    (ii) *Term.* The term of each Option and SAR shall be the term stated in the Award Agreement; provided, however, that the term of an Option and SAR shall be no more than ten years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

    (iii) *Exercise or Purchase Price.* The per Share exercise price for each Option shall be not less than 100% of the Fair Market Value per Share on the date of grant; provided; however, that in the case of an Incentive Stock Option granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than 110% of the Fair Market Value per Share on the date of grant. The exercise price or the base amount on which the stock appreciation for an SAR is calculated shall be not less than 100% of the Fair Market Value per Share on the date of grant.

    (iv) *Post-Termination Exercise.* Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of Employee status shall convert automatically to a Non-statutory Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

    (v) *No Authority to Reprice.* Without the consent of stockholders of the Company, no Award may be repriced, replaced, regranted through cancellation, or modified (except as provided in Section 10) if the effect is to reduce the exercise or purchase price for the Shares underlying such Award. In addition, the replacement or substitution of one Award for another Award is prohibited, absent stockholder consent, to the extent it has the effect of reducing the exercise or purchase price of the underlying Shares. No Award with an exercise price per Share in excess of the then current Fair Market Value per Share may be cancelled or exchanged for a payment of cash, other Award, or other property, except in connection with a Change in Control transaction. No other action may be taken that is treated as a repricing under generally accepted accounting standards, absent stockholder consent.

    (vi) *No Reload Grants.* Options shall not be granted under the Plan in consideration for, and shall not be conditioned upon the delivery of, Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(f) *Dividends and Dividend Equivalent Rights.* The Administrator may provide that any Awards earn dividends or Dividend Equivalent Rights; provided, however, that Dividend Equivalent Rights may not be granted in connection with any Option or SAR. No payment shall be made with respect to any dividend or Dividend Equivalent Right granted in connection with an Award unless, until and only to the extent that the related vesting conditions of such Award are satisfied. Any crediting of dividends or Dividend Equivalent Rights may be subject to such restrictions and conditions as the Administrator may establish, including reinvestment in additional Shares or Restricted Stock Units, and may be settled in cash or in Shares as determined by the Administrator.

(g) *Transferability of Awards.* Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Options may not be transferred to third party financial institutions for value. Other Awards shall be transferable by will and by the laws of descent and distribution, and during the lifetime of the Grantee, such Awards shall be transferable, by gift or pursuant to a domestic relations order, to members of the Grantee's Immediate Family to the extent and in the manner determined by the Administrator. Notwithstanding the foregoing, the Grantee may designate a beneficiary of the Grantee's Award in the event of the Grantee's death on a beneficiary designation form provided by the Administrator.

7. *Payment of Exercise or Purchase Price and Withholding Taxes.* The Company's obligation to settle an Award, including to deliver Shares upon the exercise, vesting or settlement of an Award, shall be subject to the satisfaction of all applicable Withholding Taxes and the payment of any applicable exercise price, purchase price or other consideration. The method of payment of such Withholding Taxes, exercise price, purchase price or other consideration, as applicable, shall be determined in the sole discretion of the Administrator. In addition to any other payment methods that the Administrator may approve, the Administrator is authorized to accept the following, provided that the portion of the consideration equal to the par value of the Shares must be paid in cash or other legal consideration to the extent required under Applicable Law:

   (a) cash;

   (b) check;

   (c) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award);

   (d) payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (i) shall provide instructions (either in writing or electronically) to a Company-designated brokerage firm (or, with respect to Grantees subject to Section 16 of the Securities Exchange Act, a broker reasonably satisfactory to the Company for purposes of administering such procedure in accordance with the Company's pre-clearance/pre-notification policies) to effect the immediate sale of some or all of the purchased Shares and remit to the Company on the settlement date sufficient funds to cover the aggregate exercise price payable for the purchased Shares and any applicable Withholding Taxes and (ii) shall provide directives (either in writing or electronically) to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm on the settlement date in order to complete the sale transaction; or

   (e) any combination of the foregoing.

8. *Conditions Upon Issuance of Shares.*

   (a) Shares shall not be issued pursuant to the exercise, vesting or settlement of an Award unless the exercise, vesting or settlement of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws as determined by counsel for the Company. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

   (b) As a condition to the issuance of any Shares in connection with the exercise, vesting or settlement of an Award, the Company may require the person holding such Award to represent and warrant at the time of such issuance that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

   (c) The Company may provide that any Shares issued upon exercise of an Option or SAR or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Company may specify prior to the exercise of such Option or SAR or the grant, vesting or settlement of such Award, including the timing and manner of any resales by the Grantee or other subsequent transfers by the Grantee of any Shares issued under an Award, including (a) restrictions under an insider trading policy or pursuant to Applicable Law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Grantee and holders of other Company equity compensation arrangements, and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

9. *Adjustments Upon Changes in Capitalization.* Should any change be made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change affecting the outstanding Common Stock as a class, or should the value of the outstanding shares of Common Stock change as a result of a spin-off transaction or an extraordinary dividend or distribution, or should there occur any merger, consolidation or other

reorganization, then equitable and proportional adjustments shall be made by the Administrator to the maximum number and class(es) of securities issuable under the Plan and the maximum number and class(es) of securities which may be issued pursuant to Incentive Stock Options granted under the Plan pursuant to Section 3(a), and the outstanding Awards will be equitably and proportionally adjusted as to the number and class(es) of securities and exercise price (or other cash consideration) payable per Share subject to such outstanding Awards. The adjustments shall be made in such manner as the Administrator deems appropriate in order to prevent the dilution or enlargement of benefits under the Plan and the outstanding Awards thereunder, and such adjustments shall be final, binding and conclusive. In the event of a Change in Control, however, the adjustments (if any) shall be made solely in accordance with the applicable provisions of Section 10.

10. *Change in Control*

    (a)   *Effect of Change in Control on Awards.*

        (i)    In the event of a Change in Control, the Board in its sole discretion may, to the extent permitted by Applicable Law, provide for the following treatment of outstanding Options and SARs: (w) such Awards shall fully vest and become exercisable prior to the effective date of the Change in Control; (x) any surviving corporation shall assume any Options or SARs outstanding under the Plan or shall substitute economically equivalent awards for the Options and SARs outstanding under the Plan, (y) the time during which such Options or SARs may be exercised shall be accelerated so that those Awards may be exercised for fully-vested Shares and those Awards shall terminate if not exercised prior to the Change in Control, or (z) such Options or SARs shall continue in full force and effect. In addition, the Board may provide that Options and SARs outstanding as of the date of the Change in Control shall be cancelled and terminated without payment if the Fair Market Value of one Share as of the date of the Change in Control is less than the per Share Option exercise price or SAR grant price.

        (ii)   In the event of a Change in Control, the Board in its sole discretion may, to the extent permitted by Applicable Law, provide for the following treatment of any other Award outstanding under the Plan at the time of the Change in Control: such Award may be assumed by the surviving corporation, replaced with an economically-equivalent substitute award or otherwise continued in full force in effect. To the extent any such Award is not assumed, replaced with an economically-equivalent substitute award or otherwise continued in effect, that Award shall vest, and the shares of Common Stock subject to that Award shall be issued as fully-vested shares, immediately prior to the effective date of the Change in Control.

        (iii)  Any Award which is assumed in connection with a Change in Control or otherwise continued in effect shall be adjusted immediately after the consummation of that Change in Control so as to apply to the number and class of securities into which the shares of Common Stock subject to that Award immediately prior to the Change in Control would have been converted in consummation of such Change in Control had those shares been outstanding at that time, and appropriate adjustments shall also be made to the exercise price or any other consideration payable per share thereunder. To the extent the holders of the Company's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Change in Control, the successor corporation may, in connection with the assumption or continuation of the outstanding Awards and subject to the approval of the Administrator prior to the Change in Control, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Change in Control transaction, provided such common stock is readily traded on an established U.S. securities exchange or market.

        (iv)  The Administrator may structure one or more Awards so that the Shares subject to those Awards shall vest (or shall vest and become issuable) immediately prior to the effective date of a Change in Control, whether or not those Awards are assumed, replaced with an economically-equivalent substitute award or otherwise continued in full force and effect.

        (v)   Awards subject to performance-vesting requirements shall be treated as provided for in the applicable Award Agreements, and may be structured so that upon the occurrence of a Change in Control prior to the completion of the applicable performance measurement period, the applicable performance goal or goals established for those Awards will be deemed to have been met at the level pre-specified in the Award Agreement based on actual performance, if calculable, or at target (either in full or pro-rata) or may be structured to convert into Restricted Stock, Phantom Shares or Restricted Stock Unit Awards based on actual achievement of performance goals or based on target performance at the time of the Change in Control (either in full or pro-rata).

(b) *Acceleration of Award Upon Cessation of Continuous Service In Connection With a Change in Control.* Notwithstanding any other provisions of this Plan to the contrary, if during the Applicable Acceleration Period following the consummation of a Change in Control, the Continuous Service of an Employee or a Consultant terminates due to an involuntary termination (not including death or Disability) without Cause or a voluntary termination by the Grantee due to Constructive Termination, then the vesting and exercisability of all Awards held by such Grantee shall be accelerated, or any reacquisition or repurchase rights held by the Company with respect to an Award shall lapse, as follows:

▶ With respect to Options and SARs held by a Grantee at the time of such termination, such Options and SARs shall become immediately exercisable as to all the underlying Shares and may be exercised for any or all of those Shares as fully-vested shares until the expiration or sooner termination date of those Awards as set forth in the applicable Award Agreement.

▶ With respect to all other Awards held by the Grantee at the time of such termination, the underlying Shares shall immediately vest at that time and shall be issued in accordance with the terms of the applicable Award Agreement (with the treatment and payout of any Awards subject to performance-based vesting conditions to be governed by the applicable Award Agreement), and any reacquisition or repurchase rights held by the Company with respect to any such Shares shall lapse as of the date of such termination.

11. *Effective Date and Term of Plan.* The Plan originally became effective on May 4, 2022. The Plan as amended and restated herein was approved by the Board and will become effective on April 30, 2026 if approved by the Company's stockholders at the Company's 2026 annual meeting. It shall continue in effect until March 11, 2036 unless sooner terminated.

12. *Amendment, Suspension or Termination of the Plan.* The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by Nasdaq Stock Market Rule 5635(c), Section 422 of the Code and the regulations promulgated thereunder, or any other Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vi) or this Section 12. No Award may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan (including termination of the Plan under Section 11, above) shall adversely affect any rights under Awards previously granted hereunder, and such Awards shall continue in effect following such Plan termination.

13. *No Effect on Terms of Employment/Consulting Relationship.* The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Service at any time, with or without Cause, and with or without notice to the extent permitted by Applicable Law. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Service has been terminated for Cause for the purposes of this Plan.

14. *No Effect on Retirement and Other Benefit Plans.* Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Pension Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

15. *Unfunded Obligation.* Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of ERISA. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations.

16. *Governing Law.* The Plan and all agreements thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without resort to that State's conflict-of-law provisions.

17. *Section 409A Compliance.* The Board reserves the right, to the extent it deems it necessary or advisable in its sole discretion, to alter or modify the Plan and any outstanding Awards under the Plan, without the consent of the Grantees, so as to ensure that all Awards and Award Agreements provided to Grantees who are subject to U.S. income taxation either qualify for an exemption from the requirements of Section 409A of the Code or are structured in a manner that complies with those requirements; provided, however, that neither the Company nor any Related Entity makes any representations that any Awards made under the Plan will in fact be exempt from the requirements of Section 409A of the Code or otherwise comply with those requirements, and each Grantee shall accordingly be solely responsible for any taxes, penalties or other amounts which may become payable with respect to his or her Awards by reason of Section 409A of the Code.

18. *Deferred Issuance Date.* Notwithstanding any provision to the contrary in this Plan or any outstanding Award Agreement, to the extent any Award under this Plan may be deemed to create a deferred compensation arrangement under Section 409A of the Code, then the following limitations shall apply to such Award and the applicable Award Agreement (if not otherwise expressly provided therein):

   ▶ No shares of Common Stock or other amounts which become issuable or distributable under such Award Agreement by reason of the Grantee's cessation of Continuous Service shall actually be issued or distributed to such Grantee until the date of his or her separation from service (as determined in accordance with the provisions of Section 1.409A-1(h) of the Treasury Regulations) or as soon thereafter as administratively practicable, but in no event later than the later of (i) the close of the calendar year in which such separation from service occurs or (ii) the fifteenth day of the third calendar month following the date of such separation from service.

   ▶ No shares of Common Stock or other amounts which become issuable or distributable under such Award Agreement by reason of the Grantee's cessation of Continuous Service shall actually be issued or distributed to such Grantee prior to the earlier of (i) the first day of the seventh (7th) month following the date of the Grantee's separation from service or (ii) the date of Grantee's death, if he or she is deemed at the time of such separation from service to be a specified employee under Section 1.409A-1(i) of the Treasury Regulations as determined by the Administrator in accordance with consistent and uniform standards applied to all other Code Section 409A arrangements of the Company, and such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2). The deferred Shares or other distributable amount shall be issued or distributed in a lump sum on the first day of the seventh (7th) month following the date of the Grantee's separation from service or (if earlier) the first day of the month immediately following the date the Company receives proof of his or her death.

19. *Clawback/Recoupment.* To the extent provided in such policies, all Awards granted hereunder are subject to the terms of the Company's Compensation Recovery Policy and Compensation Reconciliation and Recoupment Policy, as each may be amended from time to time. In addition, and notwithstanding any other provisions herein to the contrary, any performance-based compensation, or any other amount paid to a Grantee pursuant to an Award which is subject to recovery under any law, government regulation, stock exchange listing requirement, or any other policy adopted by the Company will be subject to forfeiture and clawback as may be required to be made pursuant to such law, government regulation, stock exchange listing requirement, or policy adopted by the Company. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Grantee and the Company or any Related Entity.

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# Details for the Gilead Sciences, Inc. 2026 Annual Meeting of Stockholders

## Participation

> **Thursday, April 30, 2026**
> **10:00 a.m. Pacific Daylight Time**
>
> **Via Webcast at**
> **www.virtualshareholdermeeting.com/GILD2026**

This year's Annual Meeting will be held in a virtual format by live webcast. We have designed the format of the Annual Meeting to ensure that stockholders are afforded similar rights and opportunities to participate as they would at an in-person meeting.

You are entitled to participate in the Annual Meeting if you were a holder of Gilead common stock as of the close of business on the Record Date, Friday, March 6, 2026, or hold a valid proxy for the meeting. To participate, go to www.virtualshareholdermeeting.com/GILD2026 on the day of the Annual Meeting and log in using the 16-digit control number found on the proxy card, voting instruction form or notice of internet availability. If you are a beneficial stockholder, you may contact your broker, bank or other institution where you hold your account if you have questions about obtaining your control number. Once you are admitted to the Annual Meeting as a stockholder, you may vote by following the instructions available on the meeting website. Online check-in will be available approximately 15 minutes before the meeting starts. If you encounter any difficulties accessing or participating in the Annual Meeting through the meeting website, please call the support team at the numbers listed on the website log in screen.

Stockholders as of the close of business on the Record Date may also submit written questions for consideration during the Annual Meeting. The question-and-answer session will include questions submitted in advance of and during the Annual Meeting that comply with our Rules of Conduct and Procedures and as time permits. Questions may be submitted within the 48-hour period preceding the start of the Annual Meeting at www.proxyvote.com or during the Annual Meeting at www.virtualshareholdermeeting.com/GILD2026.

Additional information regarding the rules and procedures for participating in the Annual Meeting, including the question-and-answer session, will be set forth in our Rules of Conduct and Procedures. You may view the Rules of Conduct and Procedures prior to the meeting at our Investors page at investors.gilead.com/annual-meeting or during the Annual Meeting at www.virtualshareholdermeeting.com/GILD2026.

We will make the Annual Meeting viewable to anyone interested in a webcast at www.virtualshareholdermeeting.com/GILD2026. Interested persons who were not stockholders as of the close of business on the Record Date may view the webcast but will not be able to vote or ask questions during the Annual Meeting.

## Voting

Whether or not you expect to attend the Annual Meeting, we recommend that you grant a proxy to vote by one of the following procedures as promptly as possible in order to ensure your representation at the Annual Meeting.

**PRIOR TO THE MEETING:**

 **BY INTERNET***
www.proxyvote.com

 **BY TELEPHONE***
+1-800-690-6903
(for stockholders of record, if you requested paper copies of the proxy materials)

 **BY MAIL**

Complete, date, sign and return the proxy card mailed to you (if you request one) or voting instruction card (if sent by your nominee)

\* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials. Voting by telephone and internet closes on April 29, 2026 at 8:59 p.m., Pacific Daylight Time.

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**DURING THE MEETING:**

 **BY INTERNET***

www.virtualshareholdermeeting.com/GILD2026

\* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials.

